Exhibit 99.1

Report to Shareholders for the Third Quarter, 2025 www.cibc.com August 28, 2025
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the third quarter ended July 31, 2025.
Third quarter highlights

	Q3/25	Q3/24	Q2/25	YoY Variance	QoQ Variance
Revenue	$7,254 million	$6,604 million	$7,022 million	+10%	+3%
Reported Net Income	$2,096 million	$1,795 million	$2,007 million	+17%	+4%
Adjusted Net Income (1)	$2,104 million	$1,895 million	$2,016 million	+11%	+4%
Adjusted pre-provision, pre-tax earnings (1)	$3,289 million	$2,939 million	$3,214 million	+12%	+2%
Reported Diluted Earnings Per Share (EPS)	$2.15	$1.82	$2.04	+18%	+5%
Adjusted Diluted EPS (1)	$2.16	$1.93	$2.05	+12%	+5%
Reported Return on Common Shareholders’ Equity (ROE) (2)	14.2%	13.2%	13.8%
Adjusted ROE (1)	14.2%	14.0%	13.9%
Net interest margin on average interest-earnings assets (2)(3)	1.58%	1.50%	1.54%
Net interest margin on average interest-earnings assets (excluding trading) (2)(3)	1.94%	1.84%	1.88%
Common Equity Tier 1 (CET1) Ratio (4)	13.4%	13.3%	13.4%
Results for the third quarter of 2025 were affected by the following item of note resulting in a negative impact of $0.01 per share:
•	$11 million ($8 million after-tax) amortization of acquisition-related intangible assets.
Our CET1 ratio
(4)
was 13.4% at July 31, 2025, compared with 13.4% at the end of the prior quarter. CIBC’s leverage ratio
(4)
and liquidity coverage ratio
(4)
at July 31, 2025 were 4.3% and 127%, respectively.
In the third quarter of 2025, we delivered strong financial performance by continuing to execute on our client-focused strategy, delivering further momentum, high-quality diversified earnings and top-tier returns for our shareholders. In a dynamic environment, our proactive and disciplined approach to managing our business, robust capital position, and balance sheet strength continue to serve us well. Across our connected team, we are leveraging our strategic investments, including in our people, platforms, technology and artificial intelligence to deliver for our clients and create sustainable value for all our stakeholders.
Core business performance
Canadian Personal and Business Banking
(5)
reported net income of $812 million for the third quarter, up $119 million or 17% from the third quarter a year ago, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher non-interest expenses. Adjusted pre-provision, pre-tax earnings
(1)
were $1,551 million, up $241 million from the third quarter a year ago, as higher revenue was partially offset by higher adjusted
(1)
non-interest expenses. The higher revenue was mainly driven by a higher net interest margin and volume growth. Adjusted
(1)
non-interest expenses were higher mainly due to higher spending on technology and other strategic initiatives and employee-related compensation.
Canadian Commercial Banking and Wealth Management
(5)
reported net income of $598 million for the third quarter, up $97 million or 19% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings
(1)
were $844 million, up $114 million from the third quarter a year ago, as higher revenue was partially offset by higher non-interest expenses. Commercial banking revenue was higher compared to the prior year due to volume growth and favourable margins. In wealth management, the increase in revenue was due to higher fee-based revenue from higher average assets under administration (AUA) and assets under management (AUM) balances as a result of market appreciation, higher net interest margin, and higher commission revenue from increased client activity. Expenses increased primarily due to higher performance-based compensation, higher spending on technology and other strategic initiatives, and higher employee-related compensation.

(1)
This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest
expenses and adjusted net income on pages 9 to 13; and adjusted pre-provision, pre-tax earnings on page 14.

(2)	For additional information on the composition of these specified financial measures, see the “Glossary” section.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)
Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

(5)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.

U.S. Commercial Banking and Wealth Management
(1)
reported net income of $254 million (US$186 million) for the third quarter, up $38 million (US$27 million or 17%) from the third quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest
expenses. Adjusted pre-provision, pre-tax earnings
(2)
were $344 million (US$252 million), up $23 million (US$17 million or 7%) from the third quarter a year ago, as revenue growth was higher than growth in adjusted
(2)
non-interest expenses. In commercial banking, higher revenue was primarily due to higher volumes. Higher revenue in wealth management was primarily due to higher net interest margin and fee-based revenue from higher average AUM balances due to market appreciation. Adjusted
(2)
non-interest expenses increased mainly due to higher performance-based and employee-related compensation.
Capital Markets
(1)
reported net income of $540 million for the third quarter, up $251 million or 87% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings
(2)
were up $221 million or 39% from the third quarter a year ago due to higher revenue from our global markets and corporate and investment banking businesses. Global markets revenue was up driven by higher financing revenue and higher fixed income trading revenue. Corporate and investment banking revenue was up driven by higher underwriting and advisory activity and higher corporate banking revenue. Expenses were up due to higher performance-based and employee-related compensation, and higher spending on technology and other strategic initiatives.
Key highlights across our bank in the third quarter of 2025 included:
•
CIBC deployed its in-house Generative AI platform, CIBC AI, enterprise-wide to help drive further productivity across the organization and enable team members to deliver on the bank’s client-focused strategy.

•	CIBC won the 2025 Digital CX Award for Best Use of AI for Customer Experience from The Digital Banker, recognizing the bank’s innovative AI-powered voice assistant.
•
CIBC received the highest ranking in customer satisfaction for both online and mobile banking among Canada’s Big 5 banks by J.D. Power and was named a 2025 Forrester Customer-Obsessed Enterprise award winner, the only retail bank in North America to receive this award.

•
CIBC launched the no annual fee CIBC Adapta
™
Mastercard
®
that automatically adapts to clients’ spending practices which supports our strategic priorities of gaining share in the credit card space, delivering seamless client experiences and best-in-class advice.

•
CIBC announced the launch of a new dedicated Business Banking program tailored for skilled trades professionals. This initiative builds on the success of CIBC’s first-of-its-kind skilled trades Personal Banking program. Together, these initiatives are designed to enhance support for a sector that is crucial to the Canadian economy.

•	CIBC Capital Markets was recognized as Global Capital’s 2024 Most Impressive Supranational, Sovereign and Agency House for the Canadian market.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:
•
CIBC was announced as national partner and Official Banking Partner of Special Olympics Team Canada. This partnership will help ensure Special Olympics Team Canada athletes receive essential training, health and mental preparation, and the dedicated coaching and support they need to achieve their ambitions.

•
The CIBC Foundation and the TELUS Friendly Future Foundation announced a transformative $2 million partnership to launch the TELUS Momentum Student Bursary, powered by the CIBC Foundation. With each foundation contributing $1 million, this multi-year partnership will support up to 500 young changemakers from the Black community, helping them accelerate their ambitions and impact across the globe.

•
Team CIBC raised $1.32 million dollars for the 29th annual Tour CIBC Charles-Bruneau, exceeding its goal. This year the event raised $3.75 million for children with cancer and marked CIBC’s 19th year as title partner of the Tour, with the bank having now raised over $14.36 million since 2006 for the Charles-Bruneau Foundation.

•	CIBC donated $150,000 to provide support to those affected by the wildfires and evacuation efforts across impacted areas.
Victor G. Dodig
President and Chief Executive Officer

(1)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(2)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

ii	CIBC THIRD QUARTER 2025

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2024 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Third quarter, 2025
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2024 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	47–50		93–95	100–103

	3	Top and emerging risks	28–30			53–56

	4	Key future regulatory ratio requirements	25, 38–40	71	17, 27	37, 39–40, 75, 77, 164

Risk governance, risk management and business model	5	Risk management structure				46, 47
	6	Risk culture and appetite				45, 48–50
	7	Risks arising from business activities	30			45–52, 56
	8	Bank-wide stress testing	33			35–36, 52, 60, 65, 71, 73
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	24	71		35–37, 164
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			16–19	39
	11	Regulatory capital flow statement			20	40
	12	Capital management and planning				35, 37, 164
	13	Business activities and risk-weighted assets	30		5	41, 56
	14	Risk-weighted assets and capital requirements			3, 5, 6–7	38, 41
	15	Credit risk by major portfolios			40–54, 61–70	58–63
	16	Risk-weighted assets flow statement			5, 11	40, 41

	17	Back-testing of models			91, 92	52, 60
Liquidity	18	Liquid assets	37			74
Funding	19	Encumbered assets	38			74, 79

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	42–43			78–80

	21	Funding strategy and sources	40			78
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	35			69

	23	Significant trading and non-trading market risk factors	35–36			68–72

	24	Model assumptions, limitations and validation procedures				52, 68–72

	25	Stress testing and scenario analysis				35, 51, 52, 56, 71
Credit risk	26	Analysis of credit risk exposures	31–34		12–13, 57–84, 87–90	61–67, 80 137–144, 151, 153, 154, 179, 183

	27	Impaired loan and forbearance techniques	31, 33			58, 65, 86, 119–120, 144

	28	Reconciliation of impaired loans and the allowance for credit losses	33	64		65, 139

	29	Counterparty credit risk arising from derivatives			71–72, 74, 90, 35 (1)	58, 62, 130, 132 151, 153–155

	30	Credit risk mitigation	31		31, 71, 73, 90	58, 62, 153–155
Other risks	31	Other risks	43			80–84

	32	Discussion of publicly known risk events		73		53–56, 80, 176
(1)	Included in our supplementary financial information package.

CIBC THIRD QUARTER 2025	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended July 31, 2025 compared with corresponding periods. The MD&A should be read in conjunction with our 2024 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of August 27, 2025. Additional information relating to CIBC is available on SEDAR+ at www.sedarplus.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 44 to 50.

Contents

2	Third quarter financial highlights

3	External reporting changes

3	Financial performance overview
3	Economic outlook
4	Significant events
4	Financial results review
6	Review of quarterly financial information

8	Non-GAAP measures

14	Strategic business units overview
15	Canadian Personal and Business Banking
16	Canadian Commercial Banking and Wealth Management
18	U.S. Commercial Banking and Wealth Management
20	Capital Markets
21	Corporate and Other

23	Financial condition
23	Review of condensed consolidated balance sheet
24	Capital management
27	Off-balance sheet arrangements

28	Management of risk
28	Risk overview
28	Top and emerging risks
30	Risks arising from business activities
31	Credit risk
35	Market risk
37	Liquidity risk
43	Other risks

43	Accounting and control matters
43	Critical accounting policies and estimates
43	Accounting developments
43	Controls and procedures
43	Related-party transactions

44	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, and “Accounting and control matters – Critical accounting policies and estimates” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our 2050 net-zero ambition and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2025 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential recession risks tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East; the impact of post-pandemic hybrid work arrangements; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters such as tariffs; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; the occurrence of public health emergencies and any related government policies and actions; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2025	1

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
	Financial results ($ millions)
	Net interest income	$4,048	$3,788	$3,532	$11,637	$10,062
	Non-interest income	3,206	3,234	3,072	9,920	8,927
	Total revenue	7,254	7,022	6,604	21,557	18,989
	Provision for credit losses	559	605	483	1,737	1,582
	Non-interest expenses	3,976	3,819	3,682	11,673	10,648
	Income before income taxes	2,719	2,598	2,439	8,147	6,759
	Income taxes	623	591	644	1,873	1,487
	Net income	$2,096	$2,007	$1,795	$6,274	$5,272
	Net income attributable to non-controlling interests	$2	$9	$9	$19	$31
	Preferred shareholders and other equity instrument holders	82	78	63	248	191
	Common shareholders	2,012	1,920	1,723	6,007	5,050
	Net income attributable to equity shareholders	$2,094	$1,998	$1,786	$6,255	$5,241
	Financial measures
	Reported efficiency ratio (1)	54.8%	54.4%	55.8%	54.1%	56.1%
	Reported operating leverage (1)	1.9%	4.9%	1.5%	3.9%	11.0%
	Loan loss ratio (1)	0.33%	0.33%	0.29%	0.33%	0.33%
	Reported return on common shareholders’ equity (1)	14.2%	13.8%	13.2%	14.5%	13.5%
	Net interest margin (1)	1.46%	1.42%	1.39%	1.42%	1.35%
	Net interest margin on average interest-earning assets (1)(2)	1.58%	1.54%	1.50%	1.54%	1.46%
	Return on average assets (1)(2)	0.75%	0.75%	0.71%	0.76%	0.71%
	Return on average interest-earning assets (1)(2)	0.82%	0.82%	0.76%	0.83%	0.77%
	Reported effective tax rate	22.9%	22.7%	26.4%	23.0%	22.0%
Common share information
Per share ($)	– basic earnings	$2.16	$2.05	$1.83	$6.41	$5.39
	– reported diluted earnings	2.15	2.04	1.82	6.37	5.38
	– dividends	0.97	0.97	0.90	2.91	2.70
	– book value (1)	60.18	59.65	55.66	60.18	55.66
Closing share price ($)		99.03	86.95	71.40	99.03	71.40
Shares outstanding (thousands)	– weighted-average basic	932,258	938,495	943,467	937,588	937,696
	– weighted-average diluted	937,518	942,748	945,784	942,579	939,292
	– end of period	929,451	934,230	944,590	929,451	944,590
	Market capitalization ($ millions)	$92,044	$81,231	$67,444	$92,044	$67,444
	Value measures
	Total shareholder return	15.05%	(3.88)%	12.65%	17.47%	52.08%
	Dividend yield (based on closing share price)	3.9%	4.6%	5.0%	3.9%	5.1%
	Reported dividend payout ratio (1)	44.9%	47.4%	49.3%	45.4%	50.1%
	Market value to book value ratio	1.65	1.46	1.28	1.65	1.28
	Selected financial measures – adjusted (3)
	Adjusted efficiency ratio	54.7%	54.2%	55.5%	54.0%	55.3%
	Adjusted operating leverage	1.7%	4.3%	0.6%	2.7%	1.0%
	Adjusted return on common shareholders’ equity	14.2%	13.9%	14.0%	14.6%	13.8%
	Adjusted effective tax rate	22.9%	22.7%	22.8%	23.0%	22.1%
	Adjusted diluted earnings per share (EPS)	$2.16	$2.05	$1.93	$6.40	$5.50
	Adjusted dividend payout ratio	44.7%	47.2%	46.6%	45.2%	49.1%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$330,184	$319,427	$301,771	$330,184	$301,771
	Loans and acceptances, net of allowance for credit losses	581,644	571,639	550,149	581,644	550,149
	Total assets	1,102,255	1,090,143	1,021,407	1,102,255	1,021,407
	Deposits	792,672	784,627	743,446	792,672	743,446
	Common shareholders’ equity (1)	55,930	55,724	52,580	55,930	52,580
	Average assets (2)	1,103,447	1,096,006	1,012,012	1,098,605	994,820
	Average interest-earning assets (1)(2)	1,015,107	1,009,512	938,914	1,010,140	919,012
	Average common shareholders’ equity (1)(2)	56,289	56,959	51,916	55,317	50,107
	Assets under administration (AUA) (1)(4)(5)	3,965,501	3,765,012	3,475,292	3,965,501	3,475,292
	Assets under management (AUM) (1)(5)	402,901	376,360	371,950	402,901	371,950
	Balance sheet quality and liquidity measures (6)
	Risk-weighted assets (RWA) ($ millions)	$347,712	$341,204	$329,202	$347,712	$329,202
	Common Equity Tier 1 (CET1) ratio	13.4%	13.4%	13.3%	13.4%	13.3%
	Tier 1 capital ratio	15.3%	15.2%	14.8%	15.3%	14.8%
	Total capital ratio	17.6%	17.8%	17.1%	17.6%	17.1%
	Leverage ratio	4.3%	4.3%	4.3%	4.3%	4.3%
	Liquidity coverage ratio (LCR)	127%	131%	126%	n/a	n/a
	Net stable funding ratio (NSFR)	115%	113%	116%	115%	116%
	Other information
	Full-time equivalent employees	49,761	48,726	48,552	49,761	48,552
(1)	For additional information on the composition of these specified financial measures, see the “Glossary” section.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)
Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

(4)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $3,130.1 billion (April 30, 2025: $2,965.9 billion; July 31, 2024: $2,725.2 billion).

(5)	AUM amounts are included in the amounts reported under AUA.
(6)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

n/a	Not applicable.

2	CIBC THIRD QUARTER 2025

External reporting changes

Changes made to our business segments
The following external reporting changes were made in the first quarter of 2025:
•
Our Simplii Financial direct banking business and Investor’s Edge direct investing business, previously reported in Capital Markets and Direct Financial Services were realigned with Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management, respectively; and

•	Our CIBC Cleary Gull U.S. mid-market investment banking business was realigned from Capital Markets to U.S. Commercial Banking and Wealth Management.
Prior period amounts were restated accordingly. While the changes impacted the results of our strategic business units (SBUs) and how we measure the performance of our SBUs, there was no impact on our consolidated financial results from these changes.
Financial performance overview
Economic outlook
The ongoing global trade uncertainty presents a more challenging environment for economic activity in Canada and abroad, which we expect will lead to slower growth or outright downturns in many countries in the short term, as well as higher inflation in countries imposing tariffs or purchasing goods from countries where tariffs are raising input costs. While some tariffs are still in the process of being negotiated down to less elevated levels relative to those announced by the U.S. on April 2, 2025 or imposed on August 1, as trade deals get worked out between the U.S. and Canada and other countries across the globe, they are likely to remain well above the pre-2025 levels for the foreseeable future. In Canada’s case, we expect some progress to reduce some of the sectoral tariffs already imposed, but we expect U.S. tariffs on Canada to end up at higher levels than prevailed in recent decades.
China continues to face higher tariffs than other countries. If the tariffs are maintained at current levels, we expect slower growth in China in 2025 even with increased support from fiscal stimulus. Europe is expected to see modest growth in 2025, as the benefits of lower interest rates are offset by the tariffs from the recently agreed trade agreement between the U.S. and the European Union (EU) in the near term. Reduced expectations for global growth will impact some sectors of the Canadian economy negatively, including oil prices tracking at lower levels than we saw prior to the tariff announcements.
The Bank of Canada paused on its rate cutting path with the overnight rate at 2.75% as it awaited more clarity on trade issues. Although Canadian tariffs and higher U.S. production costs will put some upward pressure on inflation, most of that will be offset by softer gasoline prices and higher unemployment that will constrain consumer purchasing power for domestic goods and services. That should allow the Bank of Canada to support economic growth by reducing the overnight rate to 2.25% by the fall of 2025. Fiscal policy could also mitigate an economic downturn through targeted relief for affected sectors and should support a pick-up in growth in 2026. Even so, weak business capital spending and consumer confidence tied to trade uncertainties has seen Canadian real gross domestic product (GDP) decline over the spring and is expected to rebound modestly if negotiations relieve some of the pressure on Canada-U.S. and global trade. Canadian GDP is expected to grow by 1.4% for 2025 as a whole, with the unemployment rate peaking at just over 7%. A more severe global trade conflict, or more elevated U.S. tariffs on Canada, would represent a downside risk to this forecast, with the results dependent on the degree to which the trade shock would be offset by more substantial monetary and fiscal stimulus.
The U.S. economy decelerated in the first half of 2025 as consumer spending growth eased after very strong prior year gains, and employment growth has also started to slow down. Both consumer and business confidence have weakened in the face of trade policy uncertainties, and higher prices for goods subject to tariffs will reduce gains in household purchasing power. Slowing population growth, and the impact of still-elevated interest rates, are also expected to limit growth this year. Real GDP growth is expected to slow to 1.7% for 2025, with the unemployment rate edging up over the balance of the year and averaging 4.3% for 2025. The Federal Reserve is expected to begin cutting interest rates later this year, with a total of 100 basis points in cuts by the first half of 2026, responding to softer labour markets and their view that tariffs will only drive inflation up temporarily. Higher budget deficits could prevent a sustained drop in long-term rates, but fiscal stimulus will add some support for economic growth in 2026.
For Canadian Personal Banking, mortgage growth is expected to continue at the current rate for the remainder of 2025 and into 2026, as lower interest rates bring buyers back to the market tempered by reduced consumer confidence and policy measures designed to slow population growth. We expect to see a marginal improvement in activity as per capita discretionary spending accelerates in response to lower borrowing costs, offset by economic uncertainty resulting in a modest increase in demand for non-mortgage credit.
De-escalating tariff concerns and interest rate relief should lead to loan growth in Canadian commercial banking and corporate banking in the later part of 2025 or early 2026. Loan growth in our U.S. commercial banking business has slowed due to the evolving trade policy uncertainties. As the level of trade policy uncertainty lessens, we expect client investment activity will increase, which in turn will lead to further loan growth to the extent clients do not utilize their deposit holdings.
Financial markets have seen support from interest rate reductions in Canada earlier this year, and the expectation for additional rate cuts in both Canada and the U.S. over the balance of the year. Canadian and U.S. wealth management businesses have benefited from strong equity market performance in both countries, although softer economic conditions tied to tariffs could limit the scope for additional market gains over the balance of the year.
Corporate and investment banking is expected to continue to benefit from merger and acquisition activity that continues to recover from the low levels in 2024, and corporate bond issuance is expected to pick up through 2025 due to the expected lower interest rate path.
The economic outlook described above reflects numerous assumptions regarding the level and duration of tariffs between the U.S., Canada and other major trading partners, the impact that tariffs may have on economic growth and inflation in Canada and the U.S. and fiscal and monetary policies that may be enacted in response to tariffs, as well as the economic risks emanating from geopolitical events. As a result, actual experience may differ materially from expectations. The impact of trade policy uncertainty and geopolitical events on our risk environment, are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of expected credit losses (ECL). See the “Accounting and control matters” section and Note 6 to our interim consolidated financial statements for further details.

CIBC THIRD QUARTER 2025	3

Significant events
Sale of certain banking assets in the Caribbean
On October 31, 2023, CIBC Caribbean announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The sale of banking assets in Curaçao was completed on May 24, 2024. The sale of banking assets in Sint Maarten was completed on February 7, 2025. The impact of these transactions was not material.
Financial results review
Reported net income for the quarter was $2,096 million, compared with $1,795 million for the same quarter last year, and $2,007 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $2,104 million, compared with $1,895 million for the same quarter last year, and $2,016 million for the prior quarter.
Reported diluted EPS for the quarter was $2.15, compared with $1.82 for the same quarter last year, and $2.04 for the prior quarter.
Adjusted diluted EPS
(1)
for the quarter was $2.16, compared with $1.93 for the same quarter last year, and $2.05 for the prior quarter.
In the current quarter, the following item of note increased non-interest expenses by $11 million, decreased income taxes by $3 million and decreased net income by $8 million:
•
$11 million ($8 million after-tax) amortization of acquisition-related intangible assets ($5 million after-tax in Canadian Personal and Business Banking, and $3 million after-tax in U.S. Commercial Banking and Wealth Management).

Net interest income and margin

	For the three months ended				For the nine months ended
$ millions	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31		2025 Jul. 31	2024 Jul. 31
Net interest income consists of:
Non-trading net interest income	$4,297	$4,010	$3,810		$12,425	$10,712
Trading net interest income (2)	(249)	(222)	(278	) (3)	(788)	(650	) (3)
Total net interest income	$4,048	$3,788	$3,532		$11,637	$10,062
Average interest-earning assets consists of:
Average trading interest-earning assets	137,797	135,277	113,945		139,507	105,828
Average non-trading interest-earning assets	877,310	874,235	824,969		870,633	813,184
Total average interest-earning assets	1,015,107	1,009,512	938,914		1,010,140	919,012
Net interest margin on average interest-earning assets	1.58%	1.54%	1.50%		1.54%	1.46%
Net interest margin on average interest-earning assets (excluding trading) (4)	1.94%	1.88%	1.84%		1.91%	1.76%
Net interest income was up $516 million or 15% from the same quarter last year, primarily due to volume growth across our businesses, including from the conversion of bankers’ acceptances to Canadian Overnight Repo Rate Average (CORRA) loans resulting from the cessation of Canadian Dollar Offered Rate (CDOR), higher net interest margin in our non-trading businesses and higher trading net interest income, partially offset by lower treasury revenue.
Net interest income was up $260 million or 7% from the prior quarter, primarily due to the impact of additional days in the current quarter, higher net interest margin in our non-trading businesses, and volume growth across most of our businesses, partially offset by lower trading net interest income and the impact of foreign exchange translation.
Net interest income for the nine months ended July 31, 2025 was up $1,575 million or 16% from the same period in 2024, primarily due to volume growth across all of our businesses, higher net interest margin in our non-trading businesses, and the impact of foreign exchange translation, partially offset by lower treasury revenue and lower trading net interest income.
Non-interest income
Non-interest income was up $134 million or 4% from the same quarter last year, primarily due to higher underwriting and advisory fees, higher fee-based revenue, and higher commissions on securities transactions, partially offset by lower credit fees as a result of conversion of bankers’ acceptances to CORRA loans, lower gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net, and lower income from insurance activities.
Non-interest income was down $28 million or 1% from the prior quarter, primarily due to lower trading non-interest income, and lower gains (losses) from debt securities measured at FVOCI and amortized cost, net, partially offset by higher underwriting and advisory fees, and higher fee-based revenue.
Non-interest income for the nine months ended July 31, 2025 was up $993 million or 11% from the same period in 2024, primarily due to higher trading non-interest income, higher fee-based revenue, higher underwriting and advisory fees and higher commissions on securities transactions, partially offset by lower credit fees and lower gains (losses) from debt securities measured at FVOCI and amortized cost, net.

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)	See the “Glossary – Trading activities and trading net interest income” section for additional information.
(3)
Does not include a reversal of a taxable equivalent basis (TEB) adjustment of $123 million for the quarter ended July 31, 2024 and a TEB adjustment of $16 million for the nine months ended July 31, 2024.

(4)
Net interest margin on average interest-earnings assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the applicable TEB adjustment included therein, divided by total average interest-earning assets minus average trading interest-earning assets. For additional information, see the “Glossary” section.

4	CIBC THIRD QUARTER 2025

Provision for credit losses

	For the three months ended			For the nine months ended
$ millions	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking (1)	$361	$357	$307	$1,025	$877
Canadian Commercial Banking and Wealth Management (1)	25	34	35	72	56
U.S. Commercial Banking and Wealth Management	57	64	15	228	365
Capital Markets (1)	37	2	37	46	34
Corporate and Other	1	6	10	19	11
	481	463	404	1,390	1,343
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking (1)	83	32	35	236	76
Canadian Commercial Banking and Wealth Management (1)	(4)	20	7	42	43
U.S. Commercial Banking and Wealth Management	(40)	59	32	(20)	112
Capital Markets (1)	39	32	4	85	19
Corporate and Other	–	(1)	1	4	(11)
	78	142	79	347	239
	$559	$605	$483	$1,737	$1,582
(1)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
Provision for credit losses was $559 million, up $76 million from the same quarter last year. Provision for credit losses on performing loans was comparable with the same quarter last year. An unfavourable change in our economic outlook was partially offset by favourable credit migration in the current quarter. Provision for credit losses on impaired loans was up due to higher provisions in Canadian Personal and Business Banking, and U.S. Commercial Banking and Wealth Management.
Provision for credit losses was down $46 million from the prior quarter. Provision for credit losses on performing loans was down mainly due to a less unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up mainly due to higher provisions in Capital Markets, partially offset by lower provisions in Canadian Commercial Banking and Wealth Management, and U.S. Commercial Banking and Wealth Management.
Provision for credit losses for the nine months ended July 31, 2025, was up $155 million from the same period in 2024. Provision for credit losses on performing loans was up primarily due to an unfavourable change in our economic outlook, partially offset by favourable credit migration in the current period. Provision for credit losses on impaired loans was up due to higher provisions in Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, and Capital Markets, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.
Non-interest expenses
Non-interest expenses were up $294 million or 8% from the same quarter last year, primarily due to higher performance-based and employee-related compensation.
Non-interest expenses were up $157 million or 4% from the prior quarter, primarily due to higher performance-based and employee-related compensation, and higher computer, software and office equipment expenses.
Non-interest expenses for the nine months ended July 31, 2025 were up $1,025 million or 10% from the same period in 2024, primarily due to higher performance-based and employee-related compensation, including higher employee termination costs, and higher computer, software and office equipment expenses.
Taxes
Income tax expense was down $21 million or 3% from the same quarter last year, primarily due to the denial of the dividends received deduction for Canadian banks that became substantively enacted in the third quarter of 2024, which was shown as an item of note, offset by an increase in income tax expense primarily due to higher income.
Income tax expense was up $32 million or 5% from the prior quarter, due to higher income and earnings mix.
Income tax expense for the nine months ended July 31, 2025 was up $386 million or 26% from the same period in 2024, due to higher income, earnings mix, and the application of global minimum tax, as described below.
Canada’s
Global Minimum Tax Act
(GMTA) applies a 15% global minimum corporate tax on certain multinational enterprises including CIBC. The impact of the GMTA to CIBC’s consolidated tax rate is within a 1% range for the three and nine months ended July 31, 2025.

CIBC THIRD QUARTER 2025	5

Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended			For the nine months ended
$ millions, except per share amounts	Jul. 31, 2025 vs. Jul. 31, 2024	Jul. 31, 2025 vs. Apr. 30, 2025		Jul. 31, 2025 vs. Jul. 31, 2024
Estimated increase (decrease) in:
Total revenue	$5	$(63)		$191
Provision for (reversal of) credit losses	–	(2)		12
Non-interest expenses	2	(28)		88
Income taxes	1	(7)		21
Net income (loss)	2	(26)		70
Impact on EPS:
Basic	$–	$(0.03)		$0.07
Diluted	–	(0.03)		0.07
Average USD appreciation (depreciation) relative to CAD	0.3%	(3.3	) %	3.7%
Review of quarterly financial information

$ millions, except per share amounts, for the three months ended	2025			2024				2023
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Revenue
Canadian Personal and Business Banking (1)	$3,061	$2,859	$2,923	$2,842	$2,775	$2,646	$2,679	$2,640
Canadian Commercial Banking and Wealth Management (1)	1,723	1,640	1,703	1,602	1,523	1,456	1,437	1,424
U.S. Commercial Banking and Wealth Management (1)	790	769	847	733	731	669	687	681
Capital Markets (1)(2)	1,506	1,545	1,574	1,155	1,092	1,243	1,310	1,041
Corporate and Other (2)	174	209	234	285	483	150	108	61
Total revenue	$7,254	$7,022	$7,281	$6,617	$6,604	$6,164	$6,221	$5,847
Net interest income	$4,048	$3,788	$3,801	$3,633	$3,532	$3,281	$3,249	$3,197
Non-interest income	3,206	3,234	3,480	2,984	3,072	2,883	2,972	2,650
Total revenue	7,254	7,022	7,281	6,617	6,604	6,164	6,221	5,847
Provision for credit losses	559	605	573	419	483	514	585	541
Non-interest expenses	3,976	3,819	3,878	3,791	3,682	3,501	3,465	3,440
Income before income taxes	2,719	2,598	2,830	2,407	2,439	2,149	2,171	1,866
Income taxes	623	591	659	525	644	400	443	381
Net income	$2,096	$2,007	$2,171	$1,882	$1,795	$1,749	$1,728	$1,485
Net income attributable to:
Non-controlling interests	$2	$9	$8	$8	$9	$10	$12	$8
Equity shareholders	2,094	1,998	2,163	1,874	1,786	1,739	1,716	1,477
EPS – basic	$2.16	$2.05	$2.20	$1.91	$1.83	$1.79	$1.77	$1.53
– diluted	2.15	2.04	2.19	1.90	1.82	1.79	1.77	1.53
(1)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(2)
Commencing in the third quarter of 2024, TEB reporting is no longer applicable to certain dividends received on or after January 1, 2024. In the third quarter of 2024, the enactment of the denial of the dividends received deduction resulted in a TEB reversal for dividends received on or after January 1, 2024 that were reflected in the first and second quarters of 2024 as an item of note. Prior to the third quarter of 2024, Capital Markets revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and capital markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking has benefitted from loan and deposit growth through the periods presented above, driven by organic client growth, along with building and deepening relationships across our client base. The elevated long-term rate environment has contributed to a deceleration in loan growth and improved net interest margin, through favourable deposit and loan margins, and business mix.
Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth and positive investor sentiment in wealth management. In commercial banking, revenue growth has been driven by client demand that has rebounded since the later part of 2024. In wealth management, AUA and AUM growth and associated fee income have been helped by market appreciation and strong sales activity across our distribution channels.
U.S. Commercial Banking and Wealth Management revenue has continued to benefit from stable growth in our core businesses, supported by our ongoing strategy of deepening client relationships. While we experienced a decline in loan volumes during the fourth quarter of 2023 and the first quarter of 2024, we saw a return to growth in the second quarter of 2024, even as revolver utilization rates remained low. Deposit balances increased from the fourth quarter of 2023, but have declined in the most recent two quarters. This decrease was in line with our expectations and was primarily attributable to seasonal outflows and draw down of short-term placements. In our wealth management segment, AUM has shown growth, contributing to higher fee income. This positive trend has been supported by market appreciation, despite some volatility experienced in the first half of 2025.

6	CIBC THIRD QUARTER 2025

Capital Markets had higher trading revenue in the first quarter of 2024 and the first and second quarters of 2025, driven by robust market conditions and strong client activity. The third quarter of 2024 included a TEB reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note.
Corporate and Other included the impact of higher net interest margins in International banking from rising interest rates until the third quarter of 2024. Elevated funding costs in 2023 negatively impacted Corporate and Other and were subsequently passed on to the SBUs over time. The third quarter of 2024 included higher treasury revenue and a TEB offset reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note. The third quarter of 2025 included investment losses and impairment on debt securities in International banking.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We have been operating in an uncertain macroeconomic environment due to elevated levels of interest rates and inflation, geopolitical events, slower economic growth and more recently due to the adverse impacts of tariffs imposed or proposed by the U.S. government. There is considerable judgment involved in the estimation of expected credit losses in the current environment.
The faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geopolitical concerns, impacted our provision for credit losses on performing loans in the fourth quarter of 2023. Unfavourable credit migration also impacted our provision for credit losses in the fourth quarter of 2023, and in the first, second and third quarters of 2024. An unfavourable change in our outlook for the U.S. real estate and construction sector contributed to an increase in provision for credit losses on performing loans in the fourth quarter of 2023 and the first quarter of 2024. Uncertainty over tariffs imposed by the U.S. government also resulted in an allowance increase in the first, second and third quarters of 2025.
In Canadian Personal and Business Banking, provisions on impaired loans continue to trend higher as expected, due to the unfavourable macroeconomic environment for the retail portfolios.
In Canadian Commercial Banking and Wealth Management, the third quarter of 2024, and the second quarter of 2025 included higher provisions on impaired loans.
In U.S. Commercial Banking and Wealth Management, the provisions on impaired loans in the fourth quarter of 2023 and the first quarter of 2024 were mainly attributable to the real estate and construction sector. This sector also contributed to impairment losses in the second and fourth quarters of 2024 and the first and third quarters of 2025.
In Capital Markets, the third and fourth quarters of 2024, and the third quarter of 2025 included higher provisions on impaired loans.
In Corporate and Other, provisions for impaired loans in International banking have remained relatively stable.
Non-interest expenses
Non-interest expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The first and second quarters of 2024 included a charge related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC), shown as an item of note. The first quarter of 2025 included a legal provision, and the fourth quarter of 2023 included an impairment of our intangible assets, shown as an item of note.
Income taxes
Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The third quarter of 2024 included an income tax charge related to the denial of the dividends received deduction for Canadian banks, which was shown as an item of note.

CIBC THIRD QUARTER 2025	7

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
Prior to the third quarter of 2024, we also adjusted our SBU results to gross up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. In the third quarter of 2024, with the enactment of the denial of the dividends received deduction for Canadian banks in respect of dividends received on Canadian shares (applicable as of January 1, 2024), TEB is no longer being applied to these dividends. In addition, TEB recognized in the first and second quarters of 2024 on impacted dividends was reversed in the third quarter of 2024. See the “Strategic business units overview” section and Note 29 to our consolidated financial statements included in our 2024 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and non-interest expenses to remove the impact of items of note.
Adjusted operating leverage
We adjust our reported revenue and non-interest expenses to remove the impact of items of note.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision, pre-tax earnings
Pre-provision, pre-tax earnings is calculated as revenue net of non-interest expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision, pre-tax earnings to remove the impact of items of note to calculate the adjusted pre-provision, pre-tax earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period.

8	CIBC THIRD QUARTER 2025

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,061	$1,723	$790	$1,506	$174	$7,254	$576
Provision for credit losses	444	21	17	76	1	559	14
Non-interest expenses	1,517	879	450	721	409	3,976	327
Income (loss) before income taxes	1,100	823	323	709	(236)	2,719	235
Income taxes	288	225	69	169	(128)	623	49
Net income (loss)	812	598	254	540	(108)	2,096	186
Net income attributable to non-controlling interests	–	–	–	–	2	2	–
Net income (loss) attributable to equity shareholders	812	598	254	540	(110)	2,094	186
Diluted EPS ($)						$2.15
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$–	$(4)	$–	$–	$(11)	$(3)
Impact of items of note on non-interest expenses	(7)	–	(4)	–	–	(11)	(3)
Total pre-tax impact of items of note on net income	7	–	4	–	–	11	3
Income taxes
Amortization of acquisition-related intangible assets	2	–	1	–	–	3	1
Impact of items of note on income taxes	2	–	1	–	–	3	1
Total after-tax impact of items of note on net income	$5	$–	$3	$–	$–	$8	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted (4)	$3,061	$1,723	$790	$1,506	$174	$7,254	$576
Provision for credit losses – adjusted	444	21	17	76	1	559	14
Non-interest expenses – adjusted	1,510	879	446	721	409	3,965	324
Income (loss) before income taxes – adjusted	1,107	823	327	709	(236)	2,730	238
Income taxes – adjusted	290	225	70	169	(128)	626	50
Net income (loss) – adjusted	817	598	257	540	(108)	2,104	188
Net income attributable to non-controlling interests – adjusted	–	–	–	–	2	2	–
Net income (loss) attributable to equity shareholders – adjusted	817	598	257	540	(110)	2,102	188

Adjusted diluted EPS ($)						$2.16
(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)
CIBC total results excludes a TEB adjustment of nil for the quarter ended July 31, 2025 (April 30, 2025: nil; July 31, 2024: excludes a reversal of a TEB adjustment of $123 million) and nil for the nine months ended July 31, 2025 (July 31, 2024: excludes a TEB adjustment of $16 million).

(5)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(6)
This item of note reports the impact on consolidated income tax expense had a Federal tax proposal related to the denial of Canadian dividends been substantively enacted at that time. The corresponding impact on revenue reported on a TEB in Capital Markets and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

CIBC THIRD QUARTER 2025	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,859	$1,640	$769	$1,545	$209	$7,022	$541
Provision for credit losses	389	54	123	34	5	605	86
Non-interest expenses	1,478	833	441	719	348	3,819	310
Income (loss) before income taxes	992	753	205	792	(144)	2,598	145
Income taxes	258	204	32	226	(129)	591	23
Net income (loss)	734	549	173	566	(15)	2,007	122
Net income attributable to non-controlling interests	–	–	–	–	9	9	–
Net income (loss) attributable to equity shareholders	734	549	173	566	(24)	1,998	122
Diluted EPS ($)						$2.04
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$–	$(5)	$–	$–	$(11)	$(3)
Impact of items of note on non-interest expenses	(6)	–	(5)	–	–	(11)	(3)
Total pre-tax impact of items of note on net income	6	–	5	–	–	11	3
Income taxes
Amortization of acquisition-related intangible assets	1	–	1	–	–	2	–
Impact of items of note on income taxes	1	–	1	–	–	2	–
Total after-tax impact of items of note on net income	$5	$–	$4	$–	$–	$9	$3
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,859	$1,640	$769	$1,545	$209	$7,022	$541
Provision for credit losses – adjusted	389	54	123	34	5	605	86
Non-interest expenses – adjusted	1,472	833	436	719	348	3,808	307
Income (loss) before income taxes – adjusted	998	753	210	792	(144)	2,609	148
Income taxes – adjusted	259	204	33	226	(129)	593	23
Net income (loss) – adjusted	739	549	177	566	(15)	2,016	125
Net income attributable to non-controlling interests – adjusted	–	–	–	–	9	9	–
Net income (loss) attributable to equity shareholders – adjusted	739	549	177	566	(24)	2,007	125

Adjusted diluted EPS ($)						$2.05
See previous page for footnote references.

10	CIBC THIRD QUARTER 2025

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2024 (5)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,775	$1,523	$731	$1,092	$483	$6,604	$534
Provision for credit losses	342	42	47	41	11	483	33
Non-interest expenses	1,472	793	420	651	346	3,682	307
Income before income taxes	961	688	264	400	126	2,439	194
Income taxes	268	187	48	111	30	644	35
Net income	693	501	216	289	96	1,795	159
Net income attributable to non-controlling interests	–	–	–	–	9	9	–
Net income attributable to equity shareholders	693	501	216	289	87	1,786	159
Diluted EPS ($)						$1.82
Impact of items of note (1)
Revenue
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	$–	$–	$–	$123	$(123)	$–	$–
Impact of items of note on revenue	–	–	–	123	(123)	–	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	–	(8)	–	–	(15)	(6)
Charge related to the special assessment imposed by the FDIC	–	–	(2)	–	–	(2)	(2)
Impact of items of note on non-interest expenses	(7)	–	(10)	–	–	(17)	(8)
Total pre-tax impact of items of note on net income	7	–	10	123	(123)	17	8
Income taxes
Amortization of acquisition-related intangible assets	2	–	2	–	–	4	2
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	–	–	–	35	(123)	(88)	–
Charge related to the special assessment imposed by the FDIC	–	–	1	–	–	1	1
Impact of items of note on income taxes	2	–	3	35	(123)	(83)	3
Total after-tax impact of items of note on net income	$5	$–	$7	$88	$–	$100	$5
Impact of items of note on diluted EPS ($) (2)						$0.11
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,775	$1,523	$731	$1,215	$360	$6,604	$534
Provision for credit losses – adjusted	342	42	47	41	11	483	33
Non-interest expenses – adjusted	1,465	793	410	651	346	3,665	299
Income before income taxes – adjusted	968	688	274	523	3	2,456	202
Income taxes – adjusted	270	187	51	146	(93)	561	38
Net income – adjusted	698	501	223	377	96	1,895	164
Net income attributable to non-controlling interests – adjusted	–	–	–	–	9	9	–
Net income attributable to equity shareholders – adjusted	698	501	223	377	87	1,886	164

Adjusted diluted EPS ($)						$1.93
See previous pages for footnote references.

CIBC THIRD QUARTER 2025	11

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,843	$5,066	$2,406	$4,625	$617	$21,557	$1,709
Provision for credit losses	1,261	114	208	131	23	1,737	148
Non-interest expenses	4,455	2,565	1,361	2,145	1,147	11,673	966
Income (loss) before income taxes	3,127	2,387	837	2,349	(553)	8,147	595
Income taxes	816	649	154	624	(370)	1,873	109
Net income (loss)	2,311	1,738	683	1,725	(183)	6,274	486
Net income attributable to non-controlling interests	–	–	–	–	19	19	–
Net income (loss) attributable to equity shareholders	2,311	1,738	683	1,725	(202)	6,255	486
Diluted EPS ($)						$6.37
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(20)	$–	$(14)	$–	$–	$(34)	$(10)
Impact of items of note on non-interest expenses	(20)	–	(14)	–	–	(34)	(10)
Total pre-tax impact of items of note on net income	20	–	14	–	–	34	10
Income taxes
Amortization of acquisition-related intangible assets	5	–	4	–	–	9	3
Impact of items of note on income taxes	5	–	4	–	–	9	3
Total after-tax impact of items of note on net income	$15	$–	$10	$–	$–	$25	$7
Impact of items of note on diluted EPS ($) (2)						$0.03
Operating results – adjusted (3)
Total revenue – adjusted (4)	$8,843	$5,066	$2,406	$4,625	$617	$21,557	$1,709
Provision for credit losses – adjusted	1,261	114	208	131	23	1,737	148
Non-interest expenses – adjusted	4,435	2,565	1,347	2,145	1,147	11,639	956
Income (loss) before income taxes – adjusted	3,147	2,387	851	2,349	(553)	8,181	605
Income taxes – adjusted	821	649	158	624	(370)	1,882	112
Net income (loss) – adjusted	2,326	1,738	693	1,725	(183)	6,299	493
Net income attributable to non-controlling interests – adjusted	–	–	–	–	19	19	–
Net income (loss) attributable to equity shareholders – adjusted	2,326	1,738	693	1,725	(202)	6,280	493

Adjusted diluted EPS ($)						$6.40
See previous pages for footnote references.

12	CIBC THIRD QUARTER 2025

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2024 (5)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,100	$4,416	$2,087	$3,645	$741	$18,989	$1,536
Provision for credit losses	953	99	477	53	–	1,582	351
Non-interest expenses	4,243	2,243	1,303	1,827	1,032	10,648	959
Income (loss) before income taxes	2,904	2,074	307	1,765	(291)	6,759	226
Income taxes	791	562	7	482	(355)	1,487	5
Net income	2,113	1,512	300	1,283	64	5,272	221
Net income attributable to non-controlling interests	–	–	–	–	31	31	–
Net income attributable to equity shareholders	2,113	1,512	300	1,283	33	5,241	221
Diluted EPS ($)						$5.38
Impact of items of note (1)
Revenue
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	$–	$–	$–	$–	$–	$–	$–
Impact of items of note on revenue	–	–	–	–	–	–	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(20)	–	(24)	–	–	(44)	(18)
Charge related to the special assessment imposed by the FDIC	–	–	(106)	–	–	(106)	(79)
Impact of items of note on non-interest expenses	(20)	–	(130)	–	–	(150)	(97)
Total pre-tax impact of items of note on net income	20	–	130	–	–	150	97
Income taxes
Amortization of acquisition-related intangible assets	6	–	6	–	–	12	5
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	–	–	–	–	–	–	–
Charge related to the special assessment imposed by the FDIC	–	–	27	–	–	27	20
Impact of items of note on income taxes	6	–	33	–	–	39	25
Total after-tax impact of items of note on net income	$14	$–	$97	$–	$–	$111	$72
Impact of items of note on diluted EPS ($) (2)						$0.12
Operating results – adjusted (3)
Total revenue – adjusted (4)	$8,100	$4,416	$2,087	$3,645	$741	$18,989	$1,536
Provision for credit losses – adjusted	953	99	477	53	–	1,582	351
Non-interest expenses – adjusted	4,223	2,243	1,173	1,827	1,032	10,498	862
Income (loss) before income taxes – adjusted	2,924	2,074	437	1,765	(291)	6,909	323
Income taxes – adjusted	797	562	40	482	(355)	1,526	30
Net income – adjusted	2,127	1,512	397	1,283	64	5,383	293
Net income attributable to non-controlling interests – adjusted	–	–	–	–	31	31	–
Net income attributable to equity shareholders – adjusted	2,127	1,512	397	1,283	33	5,352	293

Adjusted diluted EPS ($)						$5.50
See previous pages for footnote references.

CIBC THIRD QUARTER 2025	13

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2025	Net income (loss)	$812	$598	$254	$540	$(108)	$2,096	$186
Jul. 31	Add: provision for credit losses	444	21	17	76	1	559	14
	Add: income taxes	288	225	69	169	(128)	623	49
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,544	844	340	785	(235)	3,278	249
	Pre-tax impact of items of note (2)	7	–	4	–	–	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,551	$844	$344	$785	$(235)	$3,289	$252
2025	Net income (loss)	$734	$549	$173	$566	$(15)	$2,007	$122
Apr. 30	Add: provision for credit losses	389	54	123	34	5	605	86
	Add: income taxes	258	204	32	226	(129)	591	23
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,381	807	328	826	(139)	3,203	231
	Pre-tax impact of items of note (2)	6	–	5	–	–	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,387	$807	$333	$826	$(139)	$3,214	$234
2024	Net income	$693	$501	$216	$289	$96	$1,795	$159
Jul. 31 (4)	Add: provision for credit losses	342	42	47	41	11	483	33
	Add: income taxes	268	187	48	111	30	644	35
	Pre-provision, pre-tax earnings (1)	1,303	730	311	441	137	2,922	227
	Pre-tax impact of items of note (2)	7	–	10	123	(123)	17	8
	Adjusted pre-provision, pre-tax earnings (3)	$1,310	$730	$321	$564	$14	$2,939	$235

$ millions, for the nine months ended
2025	Net income (loss)	$2,311	$1,738	$683	$1,725	$(183)	$6,274	$486
Jul. 31	Add: provision for credit losses	1,261	114	208	131	23	1,737	148
	Add: income taxes	816	649	154	624	(370)	1,873	109
	Pre-provision (reversal), pre-tax earnings (losses) (1)	4,388	2,501	1,045	2,480	(530)	9,884	743
	Pre-tax impact of items of note (2)	20	–	14	–	–	34	10
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$4,408	$2,501	$1,059	$2,480	$(530)	$9,918	$753
2024	Net income	$2,113	$1,512	$300	$1,283	$64	$5,272	$221
Jul. 31 (4)	Add: provision for credit losses	953	99	477	53	–	1,582	351
	Add: income taxes	791	562	7	482	(355)	1,487	5
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,857	2,173	784	1,818	(291)	8,341	577
	Pre-tax impact of items of note (2)	20	–	130	–	–	150	97
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,877	$2,173	$914	$1,818	$(291)	$8,491	$674
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 21 of our 2024 Annual Report.
External reporting changes were made in the first quarter of 2025, which affected the results of our SBUs. See the “External reporting changes” section for additional details.

14	CIBC THIRD QUARTER 2025

Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels, to help make their ambitions a reality.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31 (2)	2025 Jul. 31	2024 Jul. 31 (2)
Revenue	$3,061	$2,859	$2,775	$8,843	$8,100
Provision for credit losses
Impaired	361	357	307	1,025	877
Performing	83	32	35	236	76
Total provision for credit losses	444	389	342	1,261	953
Non-interest expenses	1,517	1,478	1,472	4,455	4,243
Income before income taxes	1,100	992	961	3,127	2,904
Income taxes	288	258	268	816	791
Net income	$812	$734	$693	$2,311	$2,113
Net income attributable to:
Equity shareholders	$812	$734	$693	$2,311	$2,113
Total revenue
Net interest income	$2,459	$2,272	$2,183	$7,057	$6,353
Non-interest income (3)	602	587	592	1,786	1,747
	$3,061	$2,859	$2,775	$8,843	$8,100
Net interest margin on average interest-earning assets (4)(5)	2.91%	2.80%	2.64%	2.83%	2.59%
Efficiency ratio	49.6%	51.7%	53.0%	50.4%	52.4%
Operating leverage	7.3%	2.9%	1.1%	4.2%	5.5%
Return on equity (6)	25.9%	24.2%	22.7%	24.9%	24.1%
Average allocated common equity (6)	$12,458	$12,419	$12,142	$12,388	$11,720
Full-time equivalent employees	13,800	13,679	13,860	13,800	13,860
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	For additional information on the composition, see the “Glossary” section.
(6)	For additional information, see the “Non-GAAP measures” section.

Financial overview
Net income for the quarter was $812 million, up $119 million from the same quarter last year, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher non-interest expenses.
Net income was up $78 million from the prior quarter, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher non-interest expenses.
Net income for the nine months ended July 31, 2025 was $2,311 million, up $198 million from the same period in 2024, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher non-interest expenses.
Revenue
Revenue was up $286 million or 10% from the same quarter last year. Net interest income was up $276 million or 13%, primarily due to higher net interest margin and volume growth. Non-interest income was up $10 million or 2%, primarily due to higher fees, partially offset by lower income from insurance activities.
Revenue was up $202 million or 7% from the prior quarter. Net interest income was up $187 million or 8%, primarily due to higher net interest margin and the impact of additional days in the current quarter. Non-interest income was up $15 million or 3%, primarily due to higher fees.
Revenue for the nine months ended July 31, 2025 was up $743 million or 9% from the same period in 2024. Net interest income was up $704 million or 11%, primarily due to volume growth and higher net interest margin, partially offset by the impact of one less day in the current period. Non-interest income was up $39 million or 2%, primarily due to higher fees.
Net interest margin on average interest-earning assets was up 27 basis points from the same quarter last year, mainly due to higher deposit margins and favourable business mix.
Net interest margin on average interest-earning assets was up 11 basis points from the prior quarter, mainly due to higher deposit margins and favourable business mix.
Net interest margin on average interest-earning assets for the nine months ended July 31, 2025 was up 24 basis points from the same period in 2024, mainly due to favourable business mix and higher deposit margins.

CIBC THIRD QUARTER 2025	15

Provision for credit losses
Provision for credit losses was up $102 million from the same quarter last year. Provision for credit losses on performing loans was up primarily due to an unfavourable change in our economic outlook, partially offset by favourable credit migration in the current quarter. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards, as well as an allowance increase reflective of higher impaired balances in residential mortgages.
Provision for credit losses was up $55 million from the prior quarter. Provision for credit losses on performing loans was up primarily due to an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was comparable with the prior quarter.
Provision for credit losses for the nine months ended July 31, 2025 was up $308 million from the same period in 2024. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook and model parameter updates, partially offset by unfavourable credit migration in the prior year. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards and the personal lending portfolio.
Non-interest expenses
Non-interest expenses were up $45 million or 3% from the same quarter last year, primarily due to higher spending on technology and other strategic initiatives, and employee-related compensation.
Non-interest expenses were up $39 million or 3% from the prior quarter, primarily due to higher spending on strategic initiatives, and employee-related compensation.
Non-interest expenses for the nine months ended July 31, 2025 were up $212 million or 5% from the same period in 2024, primarily due to higher spending on technology and other strategic initiatives, and employee-related compensation.
Income taxes
Income taxes were up $20 million from the same quarter last year, primarily due to higher income and earnings mix.
Income taxes were up $30 million from the prior quarter, primarily due to higher income.
Income taxes for the nine months ended July 31, 2025 were up $25 million from the same period in 2024, primarily due to higher income and earnings mix.
Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as an online brokerage platform to retail customers and asset management services to institutional investors.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31 (2)	2025 Jul. 31	2024 Jul. 31 (2)
Revenue
Commercial banking	$679	$662	$618	$2,016	$1,828
Wealth management	1,044	978	905	3,050	2,588
Total revenue	1,723	1,640	1,523	5,066	4,416
Provision for (reversal of) credit losses
Impaired	25	34	35	72	56
Performing	(4)	20	7	42	43
Total provision for credit losses	21	54	42	114	99
Non-interest expenses	879	833	793	2,565	2,243
Income before income taxes	823	753	688	2,387	2,074
Income taxes	225	204	187	649	562
Net income	$598	$549	$501	$1,738	$1,512
Net income attributable to:
Equity shareholders	$598	$549	$501	$1,738	$1,512
Total revenue
Net interest income	$751	$707	$585	$2,176	$1,556
Non-interest income (3)	972	933	938	2,890	2,860
	$1,723	$1,640	$1,523	$5,066	$4,416
Net interest margin on average interest-earning assets (4)(5)	2.89%	2.88%	2.92%	2.89%	3.16%
Efficiency ratio	51.0%	50.8%	52.0%	50.6%	50.8%
Operating leverage	2.2%	1.6%	(4.7)%	0.3%	(2.2)%
Return on equity (6)	23.8%	23.0%	20.8%	23.6%	21.3%
Average allocated common equity (6)	$9,977	$9,792	$9,586	$9,832	$9,484
Full-time equivalent employees	6,155	5,968	5,915	6,155	5,915
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	For additional information on the composition, see the “Glossary” section.
(6)	For additional information, see the “Non-GAAP measures” section.

16	CIBC THIRD QUARTER 2025

Financial overview
Net income for the quarter was $598 million, up $97 million from the same quarter last year, primarily due to higher revenue, and a lower provision for credit losses, partially offset by higher non-interest
expenses.
Net income was up $49 million from the prior quarter, primarily due to higher revenue and lower provision for credit losses, partially offset by higher non-interest
expenses.
Net income for the nine months ended July 31, 2025 was $1,738 million, up $226 million from the same period in 2024, primarily due to higher revenue, partially offset by higher non-interest
expenses and higher provision for credit losses.
Revenue
Revenue was up $200 million or 13% from the same quarter last year.
Commercial banking revenue was up $61 million, primarily due to volume growth and higher net interest margin.
Wealth management revenue was up $139 million, primarily due to higher fee-based
revenue from higher average AUA and AUM balances attributable to market appreciation, higher net interest margin and higher commission revenue from increased client activity.
Revenue was up $83 million or 5% from the prior quarter.
Commercial banking revenue was up $17 million, primarily due to the impact of additional days in the current quarter and volume growth, partially offset by lower fee income.
Wealth management revenue was up $66 million, primarily due to higher fee-based
revenue from higher average AUA and AUM balances attributable to market appreciation, higher commission revenue from increased client activity and higher net interest margin.
Revenue for the nine months ended July 31, 2025 was up $650 million or 15% from the same period in 2024.
Commercial banking revenue was up $188 million, primarily due to volume growth.
Wealth management revenue was up $462 million, primarily due to higher fee-based
revenue from higher average AUA and AUM balances attributable to market appreciation, higher net interest margin and higher commission revenue from increased client activity.
Net interest margin on average interest-earning assets was down 3 basis points from the same quarter last year primarily due to the impact from the conversion of bankers’ acceptances to CORRA loans resulting from the cessation of CDOR, partially offset by higher deposit margins.
Net interest margin on average interest-earning assets was comparable to the prior quarter.
Net interest margin on average interest-earning assets for the nine months ended July 31, 2025 was down 27 basis points from the same period in 2024, mainly due to the impact from the conversion of bankers’ acceptances to CORRA loans resulting from the cessation of CDOR, partially offset by higher deposit volumes.
Provision for (reversal of) credit losses
Provision for credit losses was down $21 million from the same quarter last year. The current quarter included a modest provision reversal on performing loans, while the same quarter last year included a provision largely due to unfavourable credit migration. Provision for credit losses on impaired loans was down due to lower provisions in the retail and wholesale sector, partially offset by higher provisions in the real estate and construction sector.
Provision for credit losses was down $33 million from the prior quarter. The current quarter included a modest provision reversal on performing loans, while the prior quarter included a provision due to an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was down due to lower provisions in the consumer goods manufacturing sector, partially offset by higher provisions in the hardware and software, and the non-residential mortgage sectors.
Provision for credit losses for the nine months ended July 31, 2025 was up $15 million from the same period in 2024. Provision for credit losses on performing loans was comparable with the same period last year. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction, consumer goods manufacturing, and business services sectors, partially offset by lower provisions in the retail and wholesale sector.
Non-interest expenses
Non-interest
expenses were up $86 million or 11% from the same quarter last year, primarily due to higher performance-based compensation, higher spending on technology and other strategic initiatives and higher employee-related compensation.
Non-interest
expenses were up $46 million or 6% from the prior quarter, primarily due to higher performance-based compensation.
Non-interest
expenses for the nine months ended July 31, 2025 were up $322 million or 14% from the same period in 2024, primarily due to higher performance-based compensation, higher spending on technology and other strategic initiatives and higher employee-related compensation.
Income taxes
Income taxes were up $38 million from the same quarter last year, primarily due to higher income.
Income taxes were up $21 million from the prior quarter, primarily due to higher income.
Income taxes for the nine months ended July 31, 2025 were up $87 million from the same period in 2024, due to higher income.

CIBC THIRD QUARTER 2025	17

U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating personal and small business banking services in six U.S. markets.
Results in Canadian dollars
(1)

	For the three months ended				For the nine months ended
$ millions	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	(2)	2025 Jul. 31	2024 Jul. 31	(2)
Revenue
Commercial banking	$554	$539	$520		$1,660	$1,458
Wealth management	236	230	211		746	629
Total revenue	790	769	731		2,406	2,087
Provision for (reversal of) credit losses
Impaired	57	64	15		228	365
Performing	(40)	59	32		(20)	112
Total provision for credit losses	17	123	47		208	477
Non-interest expenses	450	441	420		1,361	1,303
Income before income taxes	323	205	264		837	307
Income taxes	69	32	48		154	7
Net income	$254	$173	$216		$683	$300
Net income attributable to:
Equity shareholders	$254	$173	$216		$683	$300
Total revenue
Net interest income	$548	$536	$477		$1,646	$1,400
Non-interest income	242	233	254		760	687
	$790	$769	$731		$2,406	$2,087
Average allocated common equity (3)	$11,200	$11,770	$10,953		$11,441	$11,103
Full-time equivalent employees	3,196	3,018	2,974		3,196	2,974
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.
Results in U.S. dollars
(1)

	For the three months ended			For the nine months ended
US$ millions	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31 (2)	2025 Jul. 31	2024 Jul. 31 (2)
Revenue
Commercial banking	$404	$379	$380	$1,179	$1,073
Wealth management	172	162	154	530	463
Total revenue	576	541	534	1,709	1,536
Provision for (reversal of) credit losses
Impaired	42	45	10	162	269
Performing	(28)	41	23	(14)	82
Total provision for credit losses	14	86	33	148	351
Non-interest expenses	327	310	307	966	959
Income before income taxes	235	145	194	595	226
Income taxes	49	23	35	109	5
Net income	$186	$122	$159	$486	$221
Net income attributable to:
Equity shareholders	$186	$122	$159	$486	$221
Total revenue
Net interest income	$399	$377	$349	$1,169	$1,031
Non-interest income	177	164	185	540	505
	$576	$541	$534	$1,709	$1,536
Net interest margin on average interest-earning assets (3)(4)	3.78%	3.72%	3.42%	3.77%	3.44%
Efficiency ratio	57.0%	57.4%	57.5%	56.6%	62.4%
Operating leverage	0.9%	4.6%	(10.8)%	10.4%	(16.5)%
Return on equity (5)	9.0%	6.0%	7.8%	8.0%	3.6%
Average allocated common equity (5)	$8,150	$8,286	$7,991	$8,124	$8,177
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.

18	CIBC THIRD QUARTER 2025

Financial overview
Net income for the quarter was $254 million (US$186 million), up $38 million (US$27 million) from the same quarter last year, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.
Net income was up $81 million (US$64 million) from the prior quarter, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.
Net income for the nine months ended July 31, 2025 was $683 million (US$486 million), up $383 million (US$265 million) from the same period in 2024, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses, as well as the favourable impact of foreign exchange translation.
Revenue
Revenue was up US$42 million or 8% from the same quarter last year.
Commercial banking revenue was up US$24 million, primarily due to volume growth, partially offset by lower fees from loan syndications.
Wealth management revenue was up US$18 million, primarily due to higher net interest margin and fee-based revenue from higher average AUM balances attributable to market appreciation.
Revenue was up US$35 million or 6% from the prior quarter.
Commercial banking revenue was up US$25 million, primarily due to the impact of additional days in the current quarter and higher fees from advisory services.
Wealth management revenue was up US$10 million, primarily due to the impact of additional days in the current quarter and higher net interest margin.
Revenue for the nine months ended July 31, 2025 was up US$173 million or 11% from the same period in 2024.
Commercial banking revenue was up US$106 million, primarily due to volume growth and higher net interest margin, partially offset by lower fees from loan syndications.
Wealth management revenue was up US$67 million, primarily due to higher fee-based revenue from higher average AUM balances attributable to market appreciation, higher annual performance-based mutual fund fees, and higher deposit volumes.
Net interest margin on average interest-earning assets was up 36 basis points from the same quarter last year, primarily due to favourable business mix.
Net interest margin on average interest-earning assets was up 6 basis points from the prior quarter, primarily due to higher deposit margins.
Net interest margin on average interest-earning assets for the nine months ended July 31, 2025 was up 33 basis points from the same period in 2024, primarily due to favourable business mix and higher loan margins.
Provision for (reversal of) credit losses
Provision for credit losses was down US$19 million from the same quarter last year. The current quarter included a provision reversal on performing loans due to favourable credit migration within the performing portfolio, as well as an allowance release for credit migration from the performing to the impaired portfolio, partially offset by an increase reflective of an unfavourable change in our economic outlook in the U.S. The same quarter last year included a provision on performing loans mainly due to unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction, and the utilities sectors.
Provision for credit losses was down US$72 million from the prior quarter. The current quarter included a provision reversal on performing loans as indicated above. The prior quarter included a provision for credit losses on performing loans due to an unfavourable change in our economic outlook in the U.S., partially offset by favourable credit migration within the performing portfolio and an allowance release for credit migration from the performing to the impaired portfolio. Provision for credit losses on impaired loans was down due to lower provisions in the business services sector, partially offset by higher provisions in the real estate and construction, and the utilities sectors.
Provision for credit losses for the nine months ended July 31, 2025 was down US$203 million from the same period in 2024. The current year included a provision reversal on performing loans due to favourable credit migration within the performing portfolio, as well as an allowance release for credit migration from the performing to the impaired portfolio, partially offset by an increase reflective of an unfavourable change in our economic outlook in the U.S. The same period last year included a provision on performing loans primarily due to model parameter updates. Provision for credit losses on impaired loans was down due to lower provisions in the real estate and construction sector.
Non-interest expenses
Non-interest expenses were up US$20 million or 7% from the same quarter last year, primarily due to employee-related and performance-based compensation.
Non-interest expenses were up US$17 million or 5% from the prior quarter, primarily due to higher performance-based compensation.
Non-interest expenses for the nine months ended July 31, 2025 were up US$7 million or 1% from the same period in 2024, primarily due to higher performance-based and employee-related compensation, partially offset by a US$79 million charge in the prior year related to the special assessment imposed by the FDIC, which was shown as an item of note.
Income taxes
Income taxes were up US$14 million from the same quarter last year, due to higher income and earnings mix.
Income taxes were up US$26 million from the prior quarter, due to higher income and earnings mix.
Income taxes for the nine months ended July 31, 2025 were up US$104 million from the same period in 2024, primarily due to higher income and earnings mix.

CIBC THIRD QUARTER 2025	19

Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31 (2)	2025 Jul. 31	2024 Jul. 31 (2)
Revenue
Global markets (2)	$930	$1,035	$663	$3,085	$2,338
Corporate and investment banking	576	510	429	1,540	1,307
Total revenue (3)	1,506	1,545	1,092	4,625	3,645
Provision for credit losses
Impaired	37	2	37	46	34
Performing	39	32	4	85	19
Total provision for credit losses	76	34	41	131	53
Non-interest expenses	721	719	651	2,145	1,827
Income before income taxes	709	792	400	2,349	1,765
Income taxes (3)	169	226	111	624	482
Net income	$540	$566	$289	$1,725	$1,283
Net income attributable to:
Equity shareholders	$540	$566	$289	$1,725	$1,283
Efficiency ratio	47.9%	46.5%	59.7%	46.4%	50.2%
Operating leverage	27.3%	1.5%	(20.1)%	9.6%	(7.5)%
Return on equity (4)	20.7%	22.9%	12.3%	22.8%	19.0%
Average allocated common equity (4)	$10,349	$10,136	$9,352	$10,110	$9,038
Full-time equivalent employees	2,034	1,894	1,919	2,034	1,919
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Certain prior period information has been restated. See the “External reporting changes” section for additional details. In addition to the changes to our SBUs, our foreign exchange and payments business is now included in Global markets within Capital Markets. Previously, this business was included in Direct Financial Services within Capital Markets together with Simplii Financial and Investor’s Edge. Prior period information has been restated.

(3)
TEB adjustment offset is no longer applied since the third quarter of 2024 upon the enactment of Bill C-59 in June 2024, which eliminated the dividend received deduction for Canadian banks. The third quarter of 2024 includes a reversal of a TEB adjustment of $123 million, and a TEB adjustment offset of $16 million for the nine months ended July 31, 2024.

(4)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $540 million, up $251 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses in the current quarter.
Net income was down $26 million from the prior quarter, primarily due to lower revenue and a higher provision for credit losses.
Net income for the nine months ended July 31, 2025 was $1,725 million, up $442 million from the same period in 2024, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.
Revenue
Revenue was up $414 million or 38% from the same quarter last year.
Global markets revenue was up $267 million, primarily due to higher equity trading, including a TEB reversal related to the enactment of a Federal tax measure that denied the dividends received deduction for Canadian banks in the prior year, shown as an item of note, higher financing and fixed income trading revenue, partially offset by lower foreign exchange trading revenue.
Corporate and investment banking revenue was up $147 million, primarily due to higher advisory and corporate banking revenue and higher equity and debt underwriting activity.
Revenue was down $39 million or 3% from the prior quarter.
Global markets revenue was down $105 million, primarily due to lower revenue from commodities and foreign exchange trading and lower equity trading, partially offset by higher financing revenue.
Corporate and investment banking revenue was up $66 million, primarily due to higher advisory revenue and higher equity underwriting activity, partially offset by lower debt underwriting activity.
Revenue for the nine months ended July 31, 2025 was up $980 million or 27% from the same period in 2024.
Global markets revenue was up $747 million, primarily due to higher equity trading, financing revenue and higher commodities and foreign exchange trading revenue.
Corporate and investment banking revenue was up $233 million, primarily due to higher corporate banking revenue and higher debt underwriting activity, advisory revenue and higher equity underwriting.

20	CIBC THIRD QUARTER 2025

Provision for credit losses
Provision for credit losses was up $35 million from the same quarter last year. Provision for credit losses on performing loans was up mainly due to unfavourable credit migration. Provision for credit losses on impaired loans was comparable with the same quarter last year, with the current quarter driven by an impairment in the telecommunications and cable sector and the same quarter last year driven by impairments in the mining and financial services sectors.
Provision for credit losses was up $42 million from the prior quarter. Provision for credit losses on performing loans was up primarily due to unfavourable credit migration, partially offset by a less unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher provisions in the telecommunications and cable sector.
Provision for credit losses for the nine months ended July 31, 2025 was up $78 million from the same period in 2024. Provision for credit losses on performing loans was up due to unfavourable credit migration and a more unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher provisions in the mining and telecommunications and cable sectors.
Non-interest expenses
Non-interest expenses were up $70 million or 11% from the same quarter last year, primarily due to higher performance-based and employee-related compensation, and higher spending on technology and other strategic initiatives, partially offset by lower legal provisions.
Non-interest expenses were comparable from the prior quarter.
Non-interest expenses for the nine months ended July 31, 2025 were up $318 million or 17% from the same period in 2024, primarily due to higher performance-based compensation, higher spending on technology and other strategic initiatives and higher employee-related compensation, partially offset by lower legal provisions.
Income taxes
Income taxes were up $58 million from the same quarter last year primarily due to a TEB reversal that was partially offset by an income tax charge recognized in the prior year upon the enactment of the Federal tax measure that denied the dividend received deduction for Canadian banks, both shown as items of note, offset by earnings mix.
Income taxes were down $57 million from the prior quarter, due to lower income and earnings mix.
Income taxes for the nine months ended July 31, 2025 were up $142 million from the same period in 2024, primarily due to higher income and earnings mix.
Corporate and Other
Corporate and Other
includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
Revenue
International banking	$163	$251	$254	$663	$741
Other	11	(42)	229	(46)	–
Total revenue (2)	174	209	483	617	741
Provision for (reversal of) credit losses
Impaired	1	6	10	19	11
Performing	–	(1)	1	4	(11)
Total provision for credit losses	1	5	11	23	–
Non-interest expenses	409	348	346	1,147	1,032
Income (loss) before income taxes	(236)	(144)	126	(553)	(291)
Income taxes (2)	(128)	(129)	30	(370)	(355)
Net income (loss)	$(108)	$(15)	$96	$(183)	$64
Net income (loss) attributable to:
Non-controlling interests	$2	$9	$9	$19	$31
Equity shareholders	(110)	(24)	87	(202)	33
Full-time equivalent employees (3)	24,576	24,167	23,884	24,576	23,884
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
TEB adjustment offset is no longer applied since the third quarter of 2024 upon the enactment of Bill C-59 in June 2024, which eliminated the dividend received deduction for Canadian banks. The third quarter of 2024 includes a reversal of a TEB adjustment of $123 million, and a TEB adjustment offset of $16 million for the nine months ended July 31, 2024.

(3)
Includes full-time equivalent employees for which the expenses are allocated to the business lines within the SBUs. The majority of the full-time equivalent employees for functional and support costs of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU.

Financial overview
Net loss for the quarter was $108 million, compared with a net income of $96 million in the same quarter last year, primarily due to lower treasury and International banking revenue, and higher non-interest
expenses, partially offset by lower provision for credit losses.
Net loss for the quarter was $108 million, compared with a net loss of $15 million in the prior quarter, primarily due to lower International banking revenue and higher non-interest expenses, partially offset by higher treasury revenue.
Net loss for the nine months ended July 31, 2025 was $183 million, compared with a net income of $64 million for the same period in 2024, primarily due to lower treasury and International banking revenue, higher non-interest expenses and a higher provision for credit losses.

CIBC THIRD QUARTER 2025	21

Revenue
Revenue was down $309 million from the same quarter last year.
International banking revenue was down $91 million, primarily due to investment losses, impairment of debt securities measured at amortized cost and the impact of foreign exchange translation.
Other revenue was down $218 million, primarily due to lower treasury revenue and the same quarter last year included a TEB adjustment, which was shown as an item of note, partially offset by higher revenue from our strategic investments.
Revenue was down $35 million from the prior quarter.
International banking revenue was down $88 million, primarily due to investment losses, impairment of debt securities measured at amortized cost and the impact of foreign exchange translation.
Other revenue was up $53 million, primarily due to higher treasury revenue and higher revenue from our strategic investments.
Revenue for the nine months ended July 31, 2025 was down $124 million from the same period in 2024.
International banking revenue was down $78 million, primarily due to investment losses, lower margins and impairment of debt securities measured at amortized cost, partially offset by volume growth and higher fee income.
Other revenue was down $46 million, primarily due to
lower
treasury revenue, partially offset by higher revenue from our strategic investments.
Provision for (reversal of) credit losses
Provision for credit losses in International banking was down $10 million from the same quarter last year. Provision for credit losses on performing loans was comparable with the same quarter last year. Provision for credit losses on impaired loans was down due to lower provisions in the business services sector.
Provision for credit losses in International banking was down $4 million from the prior quarter. Provision for credit losses on performing loans was comparable with the prior quarter. Provision for credit losses on impaired loans was down due to lower provisions in the business services sector.
Provision for credit losses for the nine months ended July 31, 2025 was up $23 million from the same period in 2024. The current period included a modest provision for credit losses on performing loans, while the same period last year included a provision reversal reflective of an improvement in our economic outlook. Provision for credit losses on impaired loans was up mainly attributable to the business services sector.
Non-interest expenses
Non-interest expenses were up $63 million or 18% from the same quarter last year, primarily due to higher corporate costs, including from employee termination costs, partially offset by a legal provision reversal.
Non-interest expenses were up $61 million or 18% from the prior quarter, primarily due to higher corporate costs.
Non-interest expenses for the nine months ended July 31, 2025 were up $115 million or 11% from the same period in 2024, primarily due to higher corporate costs, including from higher employee termination costs and legal provisions.

22	CIBC THIRD QUARTER 2025

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2025 Jul. 31	2024 Oct. 31
Assets
Cash and deposits with banks	$55,187	$48,064
Securities	274,997	254,345
Securities borrowed and purchased under resale agreements	107,900	100,749
Loans and acceptances, net of allowance for credit losses	581,644	558,292
Derivative instruments	34,614	36,435
Other assets	47,913	44,100
	$1,102,255	$1,041,985
Liabilities and equity
Deposits	$792,672	$764,857
Obligations related to securities lent, sold short and under repurchase agreements	171,790	139,792
Derivative instruments	36,552	40,654
Other liabilities	30,666	30,210
Subordinated indebtedness	7,699	7,465
Equity	62,876	59,007
	$1,102,255	$1,041,985
Assets
As at July 31, 2025, total assets were up $60.3 billion or 6% from October 31, 2024, net of an approximate $1.2 billion decrease due to the depreciation of the U.S. dollar.
Cash and deposits with banks increased by $7.1 billion or 15%, primarily due to higher short-term placements in Treasury.
Securities increased by $20.7 billion or 8%, primarily due to increases in equity trading securities, debt security portfolios in our trading businesses and Treasury, and asset-backed securities.
Securities borrowed and purchased under resale agreements increased by $7.2 billion or 7%, primarily due to client-driven activities.
Loans and acceptances, net of allowance for credit losses, increased by $23.4 billion or 4%, primarily due to increases in business and government loans, and the Canadian residential mortgage portfolio.
Derivative instruments decreased by $1.8 billion or 5%, largely driven by a decrease in equity derivatives valuation.
Other assets increased by $3.8 billion or 9%, primarily due to increases in precious metals, broker and other receivables, partially offset by a decrease in collateral pledged for derivatives.
Liabilities
As at July 31, 2025, total liabilities were up $56.4 billion or 6% from October 31, 2024, net of an approximate $1.2 billion decrease due to the depreciation of the U.S. dollar.
Deposits increased by $27.8 billion or 4%, primarily due to increases in business and government deposits, wholesale funding, and retail volume growth. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements increased by $32.0 billion or 23%, primarily to finance growth in client-driven
activities.
Derivative instruments decreased by $4.1 billion or 10%, largely driven by decreases in foreign exchange derivatives valuation and commodity derivatives valuation.
Other liabilities increased by $0.5 billion or 2%, primarily due to an increase in payables related to precious metals and collateral pledged for derivatives, partially offset by a decrease in accrued interest payable and broker payables.
Subordinated indebtedness increased by $0.2 billion or 3%, primarily due to the issuance of subordinated indebtedness in the second quarter, partially offset by the redemption of subordinated indebtedness in the third quarter. For further details see the “Capital management” section.
Equity
As at July 31, 2025, equity increased by $3.9 billion or 7% from October 31, 2024, primarily due to the issuance of Limited Recourse Capital Notes (LRCN) and preferred shares, a net increase in retained earnings from net income that exceeded dividends and distributions and the impact of shares repurchased and cancelled under a normal course issuer bid (NCIB), partially offset by the redemption of preferred shares.

CIBC THIRD QUARTER 2025	23

Capital management
Our overall capital management objective is to maintain a strong and efficient capital base. For additional details on capital management, see pages 35 to 43 of our 2024 Annual Report.
Regulatory capital and total loss absorbing capacity (TLAC) requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects D-SIBs to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently at 3.5% of RWA but can range from 0.0% to 4.0% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.
In addition, the Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
Under OSFI’s TLAC guideline, D-SIBs are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable D-SIB has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the D-SIB while minimizing adverse impacts on the financial sector stability and taxpayers.
OSFI’s current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI’s discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

As at July 31, 2025	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.5%	11.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.5%	13.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.5%	15.0%
Leverage ratio	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.5%	25.0%
TLAC leverage ratio	6.75%	n/a	0.5%	7.25%	n/a	7.25%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at July 31, 2025.
(2)	On June 26, 2025, OSFI announced the DSB will remain at 3.5% of total RWA. This level remains unchanged since November 1, 2023.
n/a	Not applicable.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2024 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

24	CIBC THIRD QUARTER 2025

Continuous enhancement to regulatory capital and TLAC requirements
We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures. The discussion below provides a summary of Basel III reforms and revised Pillar 3 disclosure requirements and BCBS and OSFI publications that have been issued since our 2024 Annual Report.
Basel III reforms and revised Pillar 3 disclosure requirements
We calculate a capital floor based on the revised standardized approaches as part of the implementation of the Basel III reforms. If our capital requirement is lower than that calculated by reference to the standardized approaches with a floor adjustment factor applied, an adjustment to our RWA would be required. The floor adjustment factor was originally scheduled to phase in over a three-year period commencing in the second quarter of 2023 at 65.0%, followed by an increase of 2.5% per year until it reaches 72.5% in 2026. In July 2024, OSFI announced a one-year delay to the increase. Subsequently, on February 12, 2025, OSFI announced an indefinite deferral to the increases of the floor adjustment factor, holding the factor at the existing level of 67.5% until further notice, which OSFI confirmed in the draft revisions to the CAR Guideline released on February 20, 2025. OSFI also committed to notifying affected banks at least two years prior to resuming an increase in the capital floor level.
Regulatory capital, leverage and TLAC ratios
Our capital and TLAC positions remain above OSFI regulatory requirements. Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at	2025 Jul. 31	2024 Oct. 31
CET1 capital	$46,616	$44,516
Tier 1 capital	53,303	49,481
Total capital	61,338	56,809
RWA consisting of:
Credit risk	$286,754	$274,503
Market risk	11,320	12,188
Operational risk	49,638	46,811
Total RWA	$347,712	$333,502

CET1 ratio	13.4%	13.3%
Tier 1 capital ratio	15.3%	14.8%
Total capital ratio	17.6%	17.0%
Leverage ratio exposure	$1,244,201	$1,155,432
Leverage ratio	4.3%	4.3%
TLAC available	$114,311	$101,062
TLAC ratio	32.9%	30.3%
TLAC leverage ratio	9.2%	8.7%
CET1 ratio
The CET1 ratio at July 31, 2025 increased 0.1% from October 31, 2024, driven by an increase in CET1 capital, partially offset by an increase in RWA.
The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions), partially offset by shares repurchased and cancelled under an NCIB.
The increase in RWA was due to increases in credit risk and operational risk RWA, partially offset by a decrease in market risk RWA. The increase in credit risk RWA was mainly due to organic growth and credit migration, partially offset by model and methodology updates. The increase in operational risk RWA was due to an increase in risk levels. The reduction in market risk RWA was mainly due to a decrease in risk levels.
Tier 1 capital ratio
The Tier 1 capital ratio at July 31, 2025 increased 0.5% from October 31, 2024, primarily due to the factors affecting the CET1 ratio noted above, and the issuance of new LRCNs and preferred shares, partially offset by the redemption of preferred shares. See the “Capital initiatives” section for further details.
Total capital ratio
The Total capital ratio at July 31, 2025 increased 0.6% from October 31, 2024, primarily due to the factors affecting the Tier 1 capital ratio noted above, an increase in eligible allowances included in Tier 2 capital, and the net issuance of subordinated debentures. See the “Capital initiatives” section for further details.
Leverage ratio
The leverage ratio at July 31, 2025 was comparable with October 31, 2024, as the increase in the Tier 1 capital discussed above was largely offset by an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in exposure from on-balance sheet and off-balance
sheet items and securities financing transactions.
TLAC ratio and TLAC leverage ratio
The TLAC ratio at July 31, 2025 increased 2.6% from October 31, 2024, primarily driven by an increase in total TLAC instruments, partially offset by an increase in RWA. The increase in TLAC instruments was primarily a result of a higher level of bail-in eligible liabilities, and higher total capital due to the factors noted above.
The TLAC leverage ratio at July 31, 2025 increased 0.5% from October 31, 2024, primarily due to the increase in TLAC instruments, partially offset by a higher leverage ratio exposure due to the factors noted above.

CIBC THIRD QUARTER 2025	25

Capital initiatives
The following were the main capital initiatives undertaken in 2025:
Normal course issuer bid (NCIB)
On September 6, 2024, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid were completed on July 31, 2025 upon CIBC purchasing 20.0 million common shares for a total amount of $1,757 million since the inception of this NCIB. During the quarter, 5.5 million common shares were purchased and cancelled at an average price of $95.89 for a total amount of $528 million. For the nine months ended July 31, 2025, we purchased and cancelled 15.0 million shares for a total amount of $1,338 million.
Employee share purchase plan
Commencing October 11, 2024, employee contributions to our Canadian Employee Share Purchase Plan were used to acquire common shares in the open market. Previously, these shares were issued from Treasury.
Shareholder investment plan
Commencing with dividends paid on January 28, 2025, and for future dividends declared until further notice, common shares received by participants under the shareholder investment plan were purchased from the open market. For the share purchase option, this change became effective February 1, 2025.
Dividends
Common and preferred share dividends are declared quarterly at the discretion of the CIBC Board of Directors (the Board). The declaration and payment of dividends is governed by Section 79 of the
Bank Act
(Canada) and the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements included in our 2024 Annual Report.
Limited Recourse Capital Notes Series 5 (NVCC) (subordinated indebtedness) (LRCN Series 5 Notes)
On November 5, 2024, we issued USD$500 million principal amount of 6.950% LRCN Series 5 Notes. The LRCN Series 5 Notes mature on January 28, 2085, and bear interest at a fixed rate of 6.950% per annum (paid quarterly) until January 28, 2030. Starting on January 28, 2030, and every five years thereafter until January 28, 2080, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.833% per annum.
Concurrently with the issuance of the LRCN Series 5 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 59 (NVCC) (Series 59 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 59 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 5 Notes when due, the sole remedy of each LRCN Series 5 Note holder is limited to that holder’s proportionate share of the Series 59 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 5 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on January 28, 2030, at par.
Limited
Recourse Capital Notes Series 6 (NVCC) (subordinated indebtedness) (LRCN Series 6 Notes)
On March 24, 2025, we issued $450 million principal amount of 6.369% LRCN Series 6 Notes. The LRCN Series 6 Notes mature on April 28, 2085, and bear interest at a fixed rate of 6.369% per annum (paid semi-annually) until April 28, 2030. Starting on April 28, 2030, and every five years thereafter until April 28, 2080, the interest rate will be reset to be equal to the then current five-year Government of Canada yield plus 3.65% per annum.
Concurrently with the issuance of the LRCN Series 6 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 60 (NVCC) (Series 60 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 60 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 6 Notes when due, the sole remedy of each LRCN Series 6 Note holder is limited to that holder’s proportionate share of the Series 60 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 6 Notes, in whole or in part, every five years during the period from March 28 to and including April 28, commencing on March 28, 2030, at par.
Limited Recourse Capital Notes Series 7 (NVCC) (subordinated indebtedness) (LRCN Series 7 Notes)
On July 14, 2025, we issued USD$750 million principal amount of 7.000% LRCN Series 7 Notes. The LRCN Series 7 Notes mature on October 28, 2085, and bear interest at a fixed rate of 7.000% per annum (paid quarterly) until October 28, 2030. Starting on October 28, 2030, and every five years thereafter until October 28, 2080, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 3.000% per annum.
Concurrently with the issuance of the LRCN Series 7 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 62 (NVCC) (Series 62 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 62 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 7 Notes when due, the sole remedy of each LRCN Series 7 Note holder is limited to that holder’s proportionate share of the Series 62 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 7 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on January 28, 2030, at par.
Preferred shares
On January 31, 2025, we redeemed all 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares), at a redemption price of $25.00 per Series 41 share, for a total redemption cost of $300 million.
On July 31, 2025, we redeemed all 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares), at a redemption price of $25.00 per Series 43 share, for a total redemption cost of $300 million.
Non-cumulative Rate Reset Class A Preferred Shares Series 61 (NVCC) (Series 61 shares)
On March 24, 2025, we issued 150,000 Series 61 shares with a par value of $1,000.00 per share, for gross proceeds of $150 million. For the initial five-year period to April 28, 2030, the Series 61 shares pay semi-annual cash dividends on the 28th day of April and October in each year, as declared, at a rate of 6.369%. The first dividend, if declared, will be payable on October 28, 2025. On April 28, 2030, and on April 28 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada yield plus 3.65%.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 61 shares at par during the period from March 28, 2030 to and including April 28, 2030 and during the period from March 28 to and including April 28 every five years thereafter.

26	CIBC THIRD QUARTER 2025

Subordinated indebtedness
On January 31, 2025, we redeemed all US$38 million of our Floating Rate Subordinated Capital Debentures due 2084. On February 28, 2025, we redeemed all US$10 million of our Floating Rate Subordinated Capital Debentures due 2085.
On April 2, 2025, we issued $1.25 billion principal amount of 4.15% Debentures due April 2, 2035. The Debentures bear interest at a fixed rate of 4.15% per annum (paid semi-annually) until April 2, 2030, and at Daily Compounded CORRA plus 1.72% per annum (paid quarterly) thereafter until maturity on April 2, 2035. The debentures qualify as Tier 2 capital.
On July 21, 2025, we redeemed all $1.0 billion of our 2.01% Debentures due July 21, 2030. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon. The debentures qualified as Tier 2 capital.
Convertible instruments
The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding
$ millions, except number of shares and per share amounts, as at July 31, 2025	Number of shares	Par value
Common shares	929,477,200	$16,869
Treasury shares – common shares (1)	(26,509)	(2)
Preferred shares
Series 47 (NVCC)	18,000,000	450
Series 56 (NVCC)	600,000	600
Series 57 (NVCC)	500,000	500
Series 61 (NVCC)	150,000	150
Treasury shares – preferred shares (1)	(1,232)	(1)
Limited recourse capital notes
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750
4.000% Limited recourse capital notes Series 2 (NVCC)	n/a	750
7.150% Limited recourse capital notes Series 3 (NVCC)	n/a	800
6.987% Limited recourse capital notes Series 4 (NVCC)	n/a	500
6.950% Limited recourse capital notes Series 5 (NVCC) (2)	n/a	693
6.369% Limited recourse capital notes Series 6 (NVCC)	n/a	450
7.000% Limited recourse capital notes Series 7 (NVCC) (2)	n/a	1,027
Subordinated indebtedness
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000
4.20% Debentures due April 7, 2032 (NVCC)	n/a	1,000
5.33% Debentures due January 20, 2033 (NVCC)	n/a	1,000
5.35% Debentures due April 20, 2033 (NVCC)	n/a	750
5.30% Debentures due January 16, 2034 (NVCC)	n/a	1,250
4.90% Debentures due June 12, 2034 (NVCC)	n/a	1,000
4.15% Debentures due April 2, 2035 (NVCC)	n/a	1,250
Stock options outstanding	16,154,770
(1)
A long position in our own shares is shown as a negative number, which reduces the number of shares outstanding. A short position is shown as a positive number, which adds to the number of shares outstanding. See Note 1 to the consolidated financial statements in our 2024 Annual Report for the accounting policy on treasury shares.

(2)	For Limited Recourse Capital Notes (LRCNs) – Series 5 and Series 7, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above into a maximum of approximately 7.0 billion common shares, in aggregate, which would represent a dilution impact of 88% based on the number of CIBC common shares and NVCC instruments outstanding as at July 31, 2025. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
Upon the occurrence of a Trigger Event, Class A Preferred Shares Series 47, 56, 57 and 61 will be converted into a number of common shares, determined by dividing the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplements). Series 53, 54, 55, 58, 59, 60 and 62 Preferred Shares held in the Limited Recourse Trust, will automatically and immediately be converted, without the consent of LRCN Note holders, into a variable number of common shares which will be delivered to LRCN Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCNs. All claims of LRCN Note holders against CIBC under the LRCNs will be extinguished upon receipt of such common shares. The Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at July 31, 2025, $65.7 billion (October 31, 2024: $61.1 billion) of our outstanding liabilities were subject to conversion under the bail-in regime. Under the bail-in regime, there is no fixed and pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime.
See the “Regulatory capital and total loss absorbing capacity (TLAC) requirements” section for further details.
Off-balance sheet arrangements
We enter into off-balance sheet arrangements in the normal course of our business. Further details of our off-balance sheet arrangements are provided on pages 43–44 of our 2024 Annual Report and also in Note 6 and Note 20 to the consolidated financial statements included in our 2024 Annual Report.

CIBC THIRD QUARTER 2025	27

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 45 to 84 of our 2024 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks. Management may include Governance Groups within the business to facilitate the Control Framework, Operational Risk Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to support Management in meeting their governance, risk and control activities. A Governance Group is considered the first line of defence, in conjunction with Business Unit Management. Control Groups, which typically reside within centralized functions, provide subject matter expertise to Business Unit Management and/or implement/maintain enterprise-wide control programs and activities. While Control Groups collaborate with Business Unit Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 53 to 56 of our 2024 Annual Report for details regarding the following top and emerging risks:
•	Inflation, interest rates and economic growth
•	Technology, information and cyber security risk
•	Disintermediation risk
•	Data and Artificial Intelligence risk
•	Third-party risk
•	Anti-money laundering, anti-terrorist financing and sanctions
•	U.S. banking regulation
•	Interbank Offered Rate transition
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2024 Annual Report, as well as regulatory and accounting developments that are material for CIBC.
Trade policy uncertainty
Newly implemented and proposed tariffs, by the U.S., and the related reciprocal measures are expected to have negative impacts on supply chains, inflation and economic activity, further amplifying ongoing U.S., Canada, China and Mexico trade issues that existed prior to the tariff developments, and are posing a significant threat of a global recession and increasing market volatility. The ongoing uncertainty on the ultimate level and extent of tariffs could diminish consumer and business confidence in Canada and around the globe, increasing credit, market, liquidity, operational and third-party risks.

28	CIBC THIRD QUARTER 2025

Following multiple discussions surrounding U.S. tariffs on Canada (and other countries), with no trade deal reached by the August 1, 2025 deadline, the U.S. imposed a 35% tariff on Canadian goods that do not comply with the United States-Mexico-Canada Agreement, in addition to sector-specific tariffs already in place for the lumber, steel, aluminum and automobile sectors. Trade deal discussions between Canada and the U.S. as well as Canada and Mexico are ongoing.
The eventual impact of tariffs will depend on their nature and duration, as well as fiscal policies that may be enacted in response, and are expected to drive an increase in unemployment and inflation, thereby elevating credit risks. Higher unemployment and inflation could reduce discretionary consumer spending, slow loan origination and negatively impact debt servicing for both retail and commercial clients. Commercial clients may see lower overall revenues and higher costs, which could, in turn, slow growth and expansion plans. Certain sectors are expected to be more susceptible to the impact of the tariff developments, including but not limited to the manufacturing, retail and wholesale, and transportation sectors. We are also monitoring the financial viability of suppliers who may be impacted should economic conditions deteriorate as the result of global tariff impacts.
Global financial markets experienced significant levels of market volatility in the second and third quarters from increased political and macroeconomic uncertainties driven by tariffs. Concerns around stagflation, with lower growth forecasts and rising inflation expectations, could leave central banks with limited options to manage both inflation and economic growth. Our Capital Markets business maintains a defensive risk posture to manage the increased market risks and market volatility, while supporting elevated levels of client activity.
The impact of macroeconomic uncertainty on the U.S. dollar and long-term bond yields and changes in client sentiment due to macroeconomic volatility, recessionary conditions, or risks associated with banks, could lead to rising liquidity premiums in the funding market. In the third quarter, long-term
issuance spreads have come down from April peaks; however, investors are still exercising caution despite the narrowing of spreads.
We continue to regularly monitor economic developments and proactively prepare mitigation plans. Further details on tariffs and our economic outlook are provided in the “Financial performance overview – Economic outlook” section.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and protectionism (further details are provided in the “Financial performance overview – Economic outlook” section), including from tariffs and other retaliatory measures, could have serious negative implications for general economic and banking activities.
Other areas which continue to be of concern include:
•	Conflict in the Middle East;
•	The war in Ukraine; and
•	Rising civil unrest and activism globally.
While it is difficult to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Canadian consumer debt and the housing market
The latest household debt-to-income ratio data from Statistics Canada has been stable at below 2016 levels due to growth in disposable income and slower debt growth. The debt-to-service ratio stabilized in recent quarters after decreasing to levels in 2016/2017, partially due to interest rate cuts combined with the rise in disposable income. Mortgage debt service ratios remain at historically high levels, while non-mortgage debt-to-income and service ratios remain at historical lows as clients maintain lower utilization and higher payment rates. Mortgage service ratios could remain elevated as mortgages continue to renew at higher rates and income growth decelerates from a slowing labour market. Property sales have slowed in 2025 and are at the most recessed levels since 2020.
While the interest rate cuts in the second half of 2024 and start of 2025 will provide some relief, the levels are still high and there is an expected lag on performance relief from each incremental cut. Further interest rate cuts could result in an increase in sales activity and housing prices, however, the risk and uncertainties of the current environment have slowed housing sales, as well as challenge unemployment and interest rate expectations. Real estate secured lending losses remain low, supported by strong housing prices, and while there has been slight weakening to the seasonally adjusted House Price Index (HPI) in recent months the level remains above late 2022 and early 2023.
Unemployment rates in fiscal 2025 are at the highest level since 2017 (excluding the increase in 2020 and 2021 resulting from the COVID-19 pandemic) and are expected to remain elevated in the current macroeconomic environment. Unemployment rates at high levels could elevate non-mortgage debt levels, and has increased unsecured payment pressures, typical of the credit cycle.
Regulators have increased scrutiny with tightening guidelines and elevating oversight for the retail lending portfolio. Regulatory expectations are impacting business processes, increasing cost of compliance, and the risks of fines for non-compliance.
Regulators continue to focus and have heightened their focus and expectations of Federally Regulated Financial Institutions around their policies and management of total client indebtedness across retail lending products; exception management; oversight of account management activities; and downturn readiness strategy and documentation.
Climate risk
On March 7, 2025, OSFI revised the implementation date of Scope 3 emissions reporting to begin for fiscal year 2028, three years after the initial expectation, in order to align with the recently released standards from the Canadian Sustainability Standards Board (CSSB). In addition to extending the timeline for financed emissions, OSFI’s update also included an implementation date for the disclosure of off-balance sheet emissions, such as those from capital markets activities, with reporting set to begin in fiscal year 2029.
In April 2025, the Canadian Securities Administrators (CSA) paused development of a new mandatory climate disclosure rule and amendments to existing diversity-related disclosure requirements. In the interim, the CSA encouraged issuers to refer to voluntary disclosure standards issued by the CSSB.

CIBC THIRD QUARTER 2025	29

Tax reform
The tax environment continues to evolve with the potential for tax legislative changes in the near term. The Group of Seven nations released a joint statement announcing their commitment towards a new “side-by-side system” that would provide for the coexistence of the U.S.’s approach to minimum tax and the Organisation for Economic Co-operation and Development (OECD) Pillar Two global minimum tax approach. As part of the announcement, the U.S. removed its tax proposal in respect to discriminatory and/or extraterritorial taxes to U.S. persons under Section 899 of the One Big Beautiful Bill Act, that became enacted on July 4, 2025. While some changes to the Pillar Two global minimum tax framework are expected, Canada’s GMTA continues to apply to CIBC at this time. See the “Financial results review – Taxes” section for further details.
Regulatory developments
See the “Capital management” and “Credit risk” sections for additional information on regulatory developments.
Accounting developments
See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.
Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at July 31, 2025:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes counterparty credit risk (CCR) of $12 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $14,776 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $570 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

30	CIBC THIRD QUARTER 2025

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk
The following table provides our exposure to credit risk by portfolios based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of exposure at default (EAD), which is net of derivative master netting agreements and credit valuation adjustment (CVA), but is before allowance for credit losses or credit risk mitigation for internal ratings-based (IRB) approaches. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral. Non-trading equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at				2025 Jul. 31				2024 Oct. 31
	IRB approach	(1)	Standardized approach	Total	IRB approach	(1)	Standardized approach	Total
Business and government portfolios
Drawn	$411,940		$16,396	$428,336	$386,836		$15,817	$402,653
Undrawn commitments	65,529		1,214	66,743	62,778		1,183	63,961
Repo-style transactions	506,658		1	506,659	408,201		1	408,202
Other off-balance sheet	18,990		490	19,480	17,078		487	17,565
OTC derivatives	21,100		125	21,225	18,806		126	18,932
Gross EAD on business and government portfolios	1,024,217		18,226	1,042,443	893,699		17,614	911,313
Less: Collateral held for repo-style transactions	481,105		–	481,105	388,767		–	388,767
Net EAD on business and government portfolios	543,112		18,226	561,338	504,932		17,614	522,546
Retail portfolios
Drawn	336,177		6,557	342,734	331,821		6,976	338,797
Undrawn commitments	111,446		4,184	115,630	104,906		3,982	108,888
Other off-balance sheet	471		123	594	444		114	558
Gross EAD on retail portfolios	448,094		10,864	458,958	437,171		11,072	448,243
Securitization exposures (2)	38,654		28,785	67,439	30,901		21,251	52,152
Gross EAD (3)	$1,510,965		$57,875	$1,568,840	$1,361,771		$49,937	$1,411,708
Net EAD (3)	$1,029,860		$57,875	$1,087,735	$973,004		$49,937	$1,022,941
(1)	Includes exposures subject to the supervisory slotting approach.
(2)
OSFI guidelines define a hierarchy of approaches for treating securitization exposures in our banking book. Depending on the underlying characteristics, exposures are eligible for either the standardized approach or the IRB approach. The external ratings-based approach (SEC-ERBA), which is inclusive of the internal assessment approach (SEC-IAA), includes exposures that qualify for the IRB approach, as well as exposures under the standardized approach.

(3)
Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%. Non-trading equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security.

Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

CIBC THIRD QUARTER 2025	31

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline B-20 “Residential Mortgage Underwriting Practices and Procedures” (Guideline B-20).
The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at July 31, 2025	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$16.3	11%	$138.1	89%	$11.4	100%	$16.3	10%	$149.5	90%
British Columbia and territories (4)	5.1	10	46.1	90	4.1	100	5.1	9	50.2	91
Alberta	8.8	34	17.0	66	1.8	100	8.8	32	18.8	68
Quebec	4.7	19	20.1	81	1.3	100	4.7	18	21.4	82
Central prairie provinces	2.4	36	4.3	64	0.5	100	2.4	33	4.8	67
Atlantic provinces	2.4	27	6.4	73	0.7	100	2.4	25	7.1	75
Canadian portfolio (5)(6)	39.7	15	232.0	85	19.8	100	39.7	14	251.8	86
U.S. portfolio (5)	–	–	2.8	100	0.1	100	–	–	2.9	100
Other international portfolio (5)	–	–	2.9	100	–	–	–	–	2.9	100
Total portfolio	$39.7	14%	$237.7	86%	$19.9	100%	$39.7	13%	$257.6	87%
October 31, 2024	$42.3	15%	$231.4	85%	$19.6	100%	$42.3	14%	$251.0	86%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at July 31, 2025 and October 31, 2024.
(3)
Includes $7.1 billion (October 31, 2024: $7.6 billion) of insured residential mortgages, $85.4 billion (October 31, 2024: $83.2 billion) of uninsured residential mortgages, and $6.6 billion (October 31, 2024: $6.5 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $2.2 billion (October 31, 2024: $2.4 billion) of insured residential mortgages, $31.2 billion (October 31, 2024: $30.9 billion) of uninsured residential mortgages, and $2.6 billion (October 31, 2024: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)
52% (October 31, 2024: 55%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (Morningstar DBRS).

The average loan-to-value (LTV) ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter ended July 31, 2025, are provided in the following table:

	For the three months ended						For the nine months ended
	2025 Jul. 31		2025 Apr. 30		2024 Jul. 31		2025 Jul. 31		2024 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	64%	67%	66%	67%	66%	66%	66%	67%	67%	66%
British Columbia and territories (3)	62	65	63	65	63	63	63	65	63	63
Alberta	67	72	69	72	71	71	69	72	71	71
Quebec	68	71	68	70	68	70	68	70	68	70
Central prairie provinces	67	73	69	72	71	72	68	73	71	73
Atlantic provinces	65	69	66	68	67	68	66	68	67	68
Canadian portfolio (4)	65%	68%	66%	68%	66%	66%	66%	68%	67%	66%
U.S. portfolio (4)	68%	51%	71%	61%	66%	n/m	67%	53%	67%	n/m
Other international portfolio (4)	73%	n/m	71%	n/m	70%	n/m	71%	n/m	72%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)
Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 65% (April 30, 2025: 66%; July 31, 2024: 67%) and 66% for the nine months ended July 31, 2025 (July 31, 2024: 67%).

(3)
Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 63% (April 30, 2025: 63%; July 31, 2024: 62%) and 63% for the nine months ended July 31, 2025 (July 31, 2024: 62%).

(4)	Geographic location is based on the address of the property.
n/m Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2025 (1)(2)	57%	54%
October 31, 2024 (1)(2)	54%	52%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for July 31, 2025 and October 31, 2024 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2025 and September 30, 2024, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 56% (October 31, 2024: 53%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 48% (October 31, 2024: 45%).

32	CIBC THIRD QUARTER 2025

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.
Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
July 31, 2025	–%	–%	2%	13%	42%	43%	–%	–%
October 31, 2024	–%	–%	2%	12%	45%	41%	–%	–%
U.S. portfolio
July 31, 2025	–%	–%	1%	2%	28%	69%	–%	–%
October 31, 2024	–%	–%	–%	2%	15%	83%	–%	–%
Other international portfolio
July 31, 2025	8%	11%	19%	21%	24%	16%	1%	–%
October 31, 2024	7%	12%	20%	21%	23%	16%	1%	–%
Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years (1)
Canadian portfolio
July 31, 2025	1%	3%	9%	19%	32%	28%	1%	7%
October 31, 2024	1%	3%	7%	17%	32%	26%	3%	11%
U.S. portfolio
July 31, 2025	1%	3%	8%	10%	23%	55%	–%	–%
October 31, 2024	1%	3%	7%	9%	14%	66%	–%	–%
Other international portfolio
July 31, 2025	8%	11%	19%	21%	24%	16%	1%	–%
October 31, 2024	7%	12%	20%	21%	23%	16%	1%	–%
(1)
Includes variable rate mortgages of $18.6 billion (October 31, 2024: $28.9 billion), of which less than $0.1 billion (October 31, 2024: $17.6 billion) relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at July 31, 2025 and October 31, 2024, respectively, and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The extended amortization profile is driven by variable rate mortgages with elevated levels of interest rates relative to the rates at the time of origination. The elevated levels of interest rates had no impact on the remaining amortization period for fixed rate mortgages, which are assumed to be renewed at the same amortization period.
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2025, our Canadian condominium mortgages were $43.6 billion (October 31, 2024: $42.0 billion) of which 15% (October 31, 2024: 16%) were insured. Our drawn developer loans were $3.0 billion (October 31, 2024: $3.2 billion) or 1.3% (October 31, 2024: 1.5%) of our business and government portfolio, and our related undrawn exposure was $2.8 billion (October 31, 2024: $3.5 billion). The condominium developer exposure is diversified across 84 projects.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position should be sufficient to absorb mortgage and HELOC losses.
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the nine months ended
$ millions	2025 Jul. 31			2025 Apr. 30			2024 Jul. 31			2025 Jul. 31			2024 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,830	$1,465	$3,295	$1,841	$1,421	$3,262	$1,629	$1,220	$2,849	$1,628	$1,286	$2,914	$1,956	$1,034	$2,990
Classified as impaired during the period	474	846	1,320	396	829	1,225	421	736	1,157	1,434	2,519	3,953	1,276	2,042	3,318
Transferred to performing during the period	(37)	(125)	(162)	(72)	(134)	(206)	(27)	(114)	(141)	(130)	(398)	(528)	(124)	(329)	(453)
Net repayments (1)	(427)	(275)	(702)	(181)	(264)	(445)	(461)	(158)	(619)	(910)	(777)	(1,687)	(927)	(459)	(1,386)
Amounts written off	(94)	(383)	(477)	(85)	(372)	(457)	(142)	(352)	(494)	(256)	(1,099)	(1,355)	(749)	(954)	(1,703)
Foreign exchange and other	6	1	7	(69)	(15)	(84)	4	1	5	(14)	(2)	(16)	(8)	(1)	(9)

Balance at end of period	$1,752	$1,529	$3,281	$1,830	$1,465	$3,295	$1,424	$1,333	$2,757	$1,752	$1,529	$3,281	$1,424	$1,333	$2,757

Allowance for credit losses – impaired loans	$470	$482	$952	$440	$464	$904	$378	$451	$829	$470	$482	$952	$378	$451	$829
Net impaired loans (2)
Balance at beginning of period	$1,390	$1,001	$2,391	$1,378	$981	$2,359	$1,196	$768	$1,964	$1,236	$862	$2,098	$1,289	$629	$1,918
Net change in gross impaired	(78)	64	(14)	(11)	44	33	(205)	113	(92)	124	243	367	(532)	299	(233)
Net change in allowance	(30)	(18)	(48)	23	(24)	(1)	55	1	56	(78)	(58)	(136)	289	(46)	243

Balance at end of period	$1,282	$1,047	$2,329	$1,390	$1,001	$2,391	$1,046	$882	$1,928	$1,282	$1,047	$2,329	$1,046	$882	$1,928

Net impaired loans as a percentage of net loans and acceptances			0.40%			0.42%			0.35%			0.40%			0.35%
(1)	Includes proceeds from the disposal of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.

CIBC THIRD QUARTER 2025	33

Gross impaired loans
As at July 31, 2025, gross impaired loans were $3,281 million, up $524 million from the same quarter last year, primarily due to increases in the Canadian residential mortgages portfolio, as well as the telecommunications and cable, capital goods manufacturing, real estate and construction, financial institutions, business services, and utilities sectors, partially offset by decreases in the education, health and social services, and agriculture sectors.
Gross impaired loans were down $14 million from the prior quarter, primarily due to decreases in the consumer goods manufacturing, real estate and construction, business services, financial institutions, and capital goods manufacturing sectors, as well as the personal lending portfolio, partially offset by increases in the telecommunications and cable sector, as well as the Canadian residential mortgages portfolio.
56% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the real estate and construction, business services, and retail and wholesale sectors accounted for the majority.
29% of gross impaired loans related to the U.S., of which the real estate and construction, capital goods manufacturing, financial institutions, hardware and software, and utilities sectors accounted for the majority.
The remaining gross impaired loans primarily related to International banking, of which the residential mortgages and personal lending portfolios, as well as the business services, and real estate and construction sectors accounted for the majority, along with the telecommunications and cable sector in the United Kingdom within Capital Markets.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $952 million, up $123 million from the same quarter last year, primarily due to increases in the Canadian residential mortgages portfolio, as well as the telecommunications and cable, capital goods manufacturing, utilities, and mining sectors, partially offset by decreases in the real estate and construction, and retail and wholesale sectors.
Allowance for credit losses on impaired loans was up $48
 milli
on fro
m
the prior quarter, primarily due to increases in the Canadian residential mortgages portfolio, as well as the telecommunications and cable, utilities, and capital goods manufacturing sectors, partially offset by decreases in the personal lending portfolio, as well as the financial institutions, real estate and construction, and business services sectors.

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2025 Jul. 31	2024 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,134	$–	$1,134	$1,216
Personal	231	–	231	261
Credit card	241	157	398	392
Business and government	338	–	338	226
	$1,944	$157	$2,101	$2,095
Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative mark-to-market (MTM) receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at July 31, 2025	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$12,514	$919	$2,943	$16,376	$8,795	$1,156	$9,951	$637	$68	$636	$1,341	$27,668
Europe excluding U.K. (2)	8,950	3,199	8,806	20,955	7,801	2,500	10,301	536	153	1,759	2,448	33,704
Caribbean	5,586	2,095	5,354	13,035	2,449	3,133	5,582	36	–	178	214	18,831
Latin America (3)	714	18	34	766	621	2	623	2	52	–	54	1,443
Asia	2,023	2,121	1,297	5,441	467	629	1,096	1	683	1,500	2,184	8,721
Oceania (4)	5,695	1,151	1,063	7,909	4,122	229	4,351	48	2	67	117	12,377
Other	291	–	26	317	430	1	431	–	–	2	2	750
Total (5)	$35,773	$9,503	$19,523	$64,799	$24,685	$7,650	$32,335	$1,260	$958	$4,142	$6,360	$103,494
October 31, 2024	$32,732	$10,255	$14,484	$57,471	$20,602	$6,625	$27,227	$891	$911	$2,607	$4,409	$89,107
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $9.1 billion (October 31, 2024: $8.3 billion), collateral on repo-style transactions was $142.3 billion (October 31, 2024: $112.0 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $6,152 million (October 31, 2024: $6,419 million) to supranationals (a multinational organization or a political union comprising member nation-states).

34	CIBC THIRD QUARTER 2025

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The non-trading portfolio consists of positions in various currencies that relate to asset/liability management (ALM) and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2025 Jul. 31					2024 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$19,101	$–		$3,342	$15,759	$8,565	$–		$3,328	$5,237	Foreign exchange
Interest-bearing deposits with banks	36,086	–		36,086	–	39,499	–		39,499	–	Interest rate
Securities	274,997	115,499		159,498	–	254,345	100,969		153,376	–	Interest rate, equity
Cash collateral on securities borrowed	21,690	–		21,690	–	17,028	–		17,028	–	Interest rate
Securities purchased under resale agreements	86,210	22,280		63,930	–	83,721	24,977		58,744	–	Interest rate
Loans
Residential mortgages	285,935	–		285,935	–	280,672	–		280,672	–	Interest rate
Personal	47,259	–		47,259	–	46,681	–		46,681	–	Interest rate
Credit card	21,321	–		21,321	–	20,551	–		20,551	–	Interest rate
Business and government (1)	231,414	290		231,124	–	214,305	101		214,204	–	Interest rate
Allowance for credit losses	(4,285)	–		(4,285)	–	(3,917)	–		(3,917)	–	Interest rate
Derivative instruments	34,614	30,948		3,666	–	36,435	33,482		2,953	–	Interest rate, foreign exchange
Other assets	47,913	5,702		25,555	16,656	44,100	3,132		26,055	14,913	Interest rate, equity, foreign exchange
	$1,102,255	$174,719		$895,121	$32,415	$1,041,985	$162,661		$859,174	$20,150
Deposits	$792,672	$29,727	(2)	$697,659	$65,286	$764,857	$28,041	(2)	$673,215	$63,601	Interest rate
Obligations related to securities sold short	20,827	20,617		210	–	21,642	21,425		217	–	Interest rate
Cash collateral on securities lent	5,304	–		5,304	–	7,997	–		7,997	–	Interest rate
Obligations related to securities sold under repurchase agreements	145,659	–		145,659	–	110,153	–		110,153	–	Interest rate
Derivative instruments	36,552	35,220		1,332	–	40,654	39,115		1,539	–	Interest rate, foreign exchange
Other liabilities (1)	30,666	3,507		14,883	12,276	30,210	3,261		13,808	13,141	Interest rate
Subordinated indebtedness	7,699	–		7,699	–	7,465	–		7,465	–	Interest rate
	$1,039,379	$89,071		$872,746	$77,562	$982,978	$91,842		$814,394	$76,742
(1)	Certain information has been revised to conform to the presentation adopted in the first quarter of 2025.
(2)	Comprises FVO deposits which are considered trading for market risk purposes, including certain deposit notes that have equity risk exposures and are economically hedged by trading books.

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our Value-at-Risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR and other risk measures.
The following table shows VaR for our trading activities based on risk type.

	As at or for the three months ended								As at or for the nine months ended
$ millions				2025 Jul. 31		2025 Apr. 30		2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$11.9	$4.3	$9.0	$7.4	$6.6	$7.0	$7.4	$11.2	$7.8	$9.8
Credit spread risk	2.0	1.2	1.3	1.6	1.4	1.6	2.6	2.8	1.8	2.5
Equity risk	11.6	7.5	9.5	9.5	10.0	12.2	6.7	6.2	9.8	6.1
Foreign exchange risk	2.8	0.6	0.8	1.0	1.1	1.1	0.8	1.4	1.2	1.3
Commodity risk	3.2	1.5	2.5	2.3	2.3	5.0	3.3	3.3	3.4	2.8
Diversification effect (1)	n/m	n/m	(13.3)	(10.6)	(10.8)	(13.1)	(10.1)	(11.8)	(12.1)	(10.7)
Total VaR (one-day measure)	$15.0	$9.2	$9.8	$11.2	$10.6	$13.8	$10.7	$13.1	$11.9	$11.8
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the three months ended July 31, 2025 was down $2.6 million from the prior quarter, driven by a decrease in equity derivatives and commodity exposure.

CIBC THIRD QUARTER 2025	35

Trading revenue
Trading revenue comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions.
During the quarter, trading revenue was positive for 100% of the days. Average daily trading revenue was $8.9 million during the quarter. Average daily trading revenue is calculated as the total trading revenue divided by the number of business days in the period.
Trading revenue versus VaR
The trading revenue versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue against the close of business day VaR measures.

Non-trading activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in the timing of the repricing of assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. Assumptions rely on empirical data, based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential before-tax impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected 12-month net interest income and the economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging management actions or changes in business mix or changes in product margins.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2025 Jul. 31			2025 Apr. 30			2024 Jul. 31
	CAD (1)	USD	Total	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$116	$31	$147	$84	$37	$121	$145	$79	$224
Increase (decrease) in EVE	(1,072)	(441)	(1,513)	(1,055)	(457)	(1,512)	(919)	(406)	(1,325)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(191)	(34)	(225)	(148)	(41)	(189)	(191)	(80)	(271)
Increase (decrease) in EVE	922	437	1,359	903	463	1,366	831	417	1,248
(1)	Includes CAD and other currency exposures.

36	CIBC THIRD QUARTER 2025

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from the Global Asset Liability Committee (GALCO).
The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC’s liquidity risk position as the first line of defence.
The Liquidity and Non-Trading Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk. The asset mix is supported by concentration monitoring on issuers, tenors and product types to ensure that bank-wide liquid asset portfolios contain a mix of assets that have appropriate liquidity, including in times of stress.
Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	(1)
2025	Cash and deposits with banks	$55,187	$–	$55,187	$282	$54,905
Jul. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	184,041	118,248	302,289	187,527	114,762
	Other debt securities	6,934	13,251	20,185	9,103	11,082
	Equities	70,459	36,042	106,501	65,016	41,485
	Canadian government guaranteed National Housing Act mortgage-backed securities	31,334	3,773	35,107	22,990	12,117
	Other liquid assets (2)	18,666	4,688	23,354	8,119	15,235
		$366,621	$176,002	$542,623	$293,037	$249,586
2024	Cash and deposits with banks	$48,064	$–	$48,064	$560	$47,504
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	178,324	108,499	286,823	146,992	139,831
	Other debt securities	6,093	11,328	17,421	3,696	13,725
	Equities	58,102	33,424	91,526	54,269	37,257
	Canadian government guaranteed National Housing Act mortgage-backed securities	35,155	2,038	37,193	20,263	16,930
	Other liquid assets (2)	16,021	2,849	18,870	8,971	9,899
		$341,759	$158,138	$499,897	$234,751	$265,146
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2025 Jul. 31	2024 Oct. 31
CIBC (parent)	$159,722	$185,357
Domestic subsidiaries	14,460	7,882
Foreign subsidiaries	75,404	71,907
	$249,586	$265,146

CIBC THIRD QUARTER 2025	37

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our encumbered liquid assets as at July 31, 2025 increased by $58.3 billion, and unencumbered liquid assets decreased by $15.6 billion since October 31, 2024, primarily due to an increase in obligations related to securities sold under repurchase agreements.
Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.
Asset encumbrance

In the course of our day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2025	Cash and deposits with banks	$–	$282		$54,905	$–		$55,187
Jul. 31	Securities (3)	263,316	6,449		182,564	–		452,329
	Loans, net of allowance (4)	–	60,959		24,883	495,802		581,644
	Other assets	5,328	–		6,785	70,414		82,527
		$268,644	$67,690		$269,137	$566,216		$1,171,687
2024	Cash and deposits with banks	$–	$560		$47,504	$–		$48,064
Oct. 31	Securities (3)	206,861	7,117		200,712	–		414,690
	Loans, net of allowance (4)(5)	–	57,998		26,919	473,375		558,292
	Other assets (5)	7,067	–		4,195	69,273		80,535
		$213,928	$65,675		$279,330	$542,648		$1,101,581
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however, they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain on-balance sheet securities, as well as off-balance sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.
(5)	Certain information has been revised to conform to the presentation adopted in the first quarter of 2025.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize our marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

38	CIBC THIRD QUARTER 2025

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended July 31, 2025		Total unweighted value	(1)	Total weighted value (2)
HQLA
1	HQLA	n/a		$200,482
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$228,840		17,778
3	Stable deposits	100,556		3,017
4	Less stable deposits	128,284		14,761
5	Unsecured wholesale funding, of which:	250,364		109,178
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	130,187		31,321
7	Non-operational deposits (all counterparties)	103,695		61,375
8	Unsecured debt	16,482		16,482
9	Secured wholesale funding	n/a		30,073
10	Additional requirements, of which:	190,409		44,657
11	Outflows related to derivative exposures and other collateral requirements	22,301		8,520
12	Outflows related to loss of funding on debt products	6,801		6,801
13	Credit and liquidity facilities	161,307		29,336
14	Other contractual funding obligations	5,688		4,809
15	Other contingent funding obligations	466,661		8,910
16	Total cash outflows	n/a		215,405
Cash inflows
17	Secured lending (e.g. reverse repos)	138,080		26,466
18	Inflows from fully performing exposures	20,990		11,020
19	Other cash inflows	20,096		20,096
20	Total cash inflows	$179,166		$57,582
				Total adjusted value
21	Total HQLA	n/a		$200,482
22	Total net cash outflows	n/a		$157,823
23	LCR	n/a		127%

$ millions, average of the three months ended April 30, 2025				Total adjusted value
24	Total HQLA	n/a		$211,847
25	Total net cash outflows	n/a		$161,768
26	LCR	n/a		131%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at July 31, 2025 decreased to 127% from 131% in the prior quarter, driven by lower levels of HQLA.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

CIBC THIRD QUARTER 2025	39

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at July 31, 2025		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$63,039	$–	$–	$7,212	$70,251
2	Regulatory capital	63,039	–	–	7,212	70,251
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	197,940	51,866	22,214	18,319	268,747
5	Stable deposits	89,552	20,941	11,511	9,487	125,391
6	Less stable deposits	108,388	30,925	10,703	8,832	143,356
7	Wholesale funding	199,843	217,748	72,155	114,195	264,333
8	Operational deposits	134,095	3,924	140	3	69,082
9	Other wholesale funding	65,748	213,824	72,015	114,192	195,251
10	Liabilities with matching interdependent assets	–	1,161	589	12,918	–
11	Other liabilities	–	82,903 (1)			9,783
12	NSFR derivative liabilities		9,687 (1)
13	All other liabilities and equity not included in the above categories	–	63,370	126	9,720	9,783
14	Total ASF					613,114
RSF item
15	Total NSFR HQLA					24,816
16	Deposits held at other financial institutions for operational purposes	–	3,408	–	111	1,814
17	Performing loans and securities	127,499	137,742	75,901	334,782	442,402
18	Performing loans to financial institutions secured by Level 1 HQLA	–	26,022	4,864	207	3,940
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	5,309	52,654	7,400	12,786	27,518
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	78,895	24,010	19,545	127,258	197,166
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,926	34,442	43,486	181,813	181,646
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,926	34,356	43,410	176,263	176,847
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	24,369	614	606	12,718	32,132
25	Assets with matching interdependent liabilities	–	1,161	589	12,918	–
26	Other assets	17,194	77,205 (1)			45,922
27	Physical traded commodities, including gold	6,785				5,767
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		13,008 (1)			11,057
29	NSFR derivative assets		8,402 (1)			–
30	NSFR derivative liabilities before deduction of variation margin posted		19 (1)			870
31	All other assets not included in the above categories	10,409	46,752	176	8,848	28,228
32	Off-balance sheet items		493,581 (1)			17,072
33	Total RSF					$532,026
34	NSFR					115%
$ millions, as at April 30, 2025						Weighted value
35	Total ASF					$598,473
36	Total RSF					$530,530
37	NSFR					113%
(1)	No assigned time period per disclosure template design.
Our NSFR as at July 31, 2025 increased to 115% from 113% in the prior quarter, primarily due to an increase in wholesale funding, partially offset by higher loan balances.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.
Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

40	CIBC THIRD QUARTER 2025

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at July 31, 2025	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$4,474	$1,243	$656	$625	$6,998	$–	$–	$6,998
Certificates of deposit and commercial paper	6,669	20,748	19,804	33,408	80,629	695	–	81,324
Bearer deposit notes and bankers’ acceptances	395	790	1,265	4,156	6,606	–	–	6,606
Senior unsecured medium-term notes (2)	1,871	1,375	2,153	12,210	17,609	20,453	29,108	67,170
Senior unsecured structured notes	–	–	–	91	91	–	69	160
Covered bonds/asset-backed securities
Mortgage securitization (3)	–	154	746	578	1,478	2,025	11,666	15,169
Covered bonds	–	–	2,775	11,590	14,365	11,225	17,412	43,002
Cards securitization	–	–	117	1,343	1,460	–	984	2,444
Subordinated liabilities	–	–	–	–	–	–	7,699	7,699
Other (4)	–	–	–	–	–	–	9	9
	$13,409	$24,310	$27,516	$64,001	$129,236	$34,398	$66,947	$230,581
Of which:
Secured	$–	$154	$3,638	$13,511	$17,303	$13,250	$30,062	$60,615
Unsecured	13,409	24,156	23,878	50,490	111,933	21,148	36,885	169,966
	$13,409	$24,310	$27,516	$64,001	$129,236	$34,398	$66,947	$230,581
October 31, 2024	$25,956	$11,157	$43,907	$36,822	$117,842	$34,558	$62,917	$215,317
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(3)	Includes $500 million (October 31, 2024: $500 million) of HELOC securitization.
(4)	Includes Federal Home Loan Bank (FHLB) deposits.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2025 Jul. 31		2024 Oct. 31
CAD	$49.2	21%	$48.8	23%
USD	129.5	56	124.3	57
Other	51.9	23	42.2	20
	$230.6	100%	$215.3	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.
Our credit ratings are summarized in the following table:

As at July 31, 2025	Morningstar DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Senior debt (2)	AA	AA	Aa2	A+
Bail-in senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)(5)	BBB(H)	BBB+	Baa3	BBB-
Preferred shares – NVCC (4)(5)	Pfd-2	BBB+	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
Morningstar DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Includes senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
(5)
Morningstar DBRS rating does not apply to limited recourse capital notes and associated preferred shares issued in USD. Fitch rating only applies to limited recourse capital notes and associated preferred shares issued in USD.

CIBC THIRD QUARTER 2025	41

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2025 Jul. 31	2024 Oct. 31
One-notch downgrade	$–	$–
Two-notch downgrade	0.1	0.1
Three-notch downgrade	0.4	0.3
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however, this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at July 31, 2025	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$19,101	$–	$–	$–	$–	$–	$–	$–	$–	$19,101
Interest-bearing deposits with banks	36,086	–	–	–	–	–	–	–	–	36,086
Securities	8,949	10,392	13,998	5,904	7,308	34,917	68,108	50,988	74,433	274,997
Cash collateral on securities borrowed	21,690	–	–	–	–	–	–	–	–	21,690
Securities purchased under resale agreements	46,936	17,496	12,820	2,350	3,558	3,044	6	–	–	86,210
Loans
Residential mortgages	4,914	13,288	20,049	15,364	34,861	86,693	100,753	10,013	–	285,935
Personal	980	865	586	1,000	684	743	4,875	5,230	32,296	47,259
Credit card	448	895	1,343	1,343	1,343	5,373	10,576	–	–	21,321
Business and government (2)	4,624	7,437	14,732	12,916	19,759	54,693	82,645	22,927	11,681	231,414
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,285)	(4,285)
Derivative instruments	2,516	4,574	4,229	2,464	1,597	6,008	7,538	5,688	–	34,614
Other assets	–	–	–	–	–	–	–	–	47,913	47,913
	$146,244	$54,947	$67,757	$41,341	$69,110	$191,471	$274,501	$94,846	$162,038	$1,102,255
October 31, 2024	$130,008	$45,680	$57,993	$52,094	$61,184	$186,218	$260,975	$101,546	$146,287	$1,041,985
Liabilities
Deposits (3)	$40,083	$45,283	$53,647	$57,171	$53,307	$50,002	$69,340	$24,624	$399,215	$792,672
Obligations related to securities sold short	20,827	–	–	–	–	–	–	–	–	20,827
Cash collateral on securities lent	5,304	–	–	–	–	–	–	–	–	5,304
Obligations related to securities sold under repurchase agreements	105,477	34,996	1,562	–	–	624	3,000	–	–	145,659
Derivative instruments	3,466	4,257	4,283	2,158	2,258	6,267	4,522	9,338	3	36,552
Other liabilities (2)	23	46	70	71	69	258	568	782	28,779	30,666
Subordinated indebtedness	–	–	–	–	–	–	131	7,568	–	7,699
Equity	–	–	–	–	–	–	–	–	62,876	62,876
	$175,180	$84,582	$59,562	$59,400	$55,634	$57,151	$77,561	$42,312	$490,873	$1,102,255
October 31, 2024	$188,502	$48,833	$75,616	$49,168	$46,158	$55,388	$73,705	$39,445	$465,170	$1,041,985
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)	Certain information has been revised to conform to the presentation adopted in the first quarter of 2025.
(3)
Comprises $256.1 billion (October 31, 2024: $252.9 billion) of personal deposits; $509.5 billion (October 31, 2024: $492.0 billion) of business and government deposits and secured borrowings; and $27.1 billion (October 31, 2024: $20.0 billion) of bank deposits.

The changes in the contractual maturity profile were due to the natural migration of maturities and reflect the impact of our regular business activities.

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2025	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	(1)	Total
Unutilized credit commitments	$2,641	$10,815	$4,839	$6,644	$8,867	$25,194	$89,379	$5,321	$257,984		$411,684
Standby and performance letters of credit	6,023	3,042	5,455	4,066	4,745	576	802	186	–		24,895
Backstop liquidity facilities	–	198	28,680	57	132	405	–	–	–		29,472
Documentary and commercial letters of credit	24	98	40	4	4	–	20	–	–		190
Other (2)	1,637	–	–	–	–	–	–	–	56		1,693
	$10,325	$14,153	$39,014	$10,771	$13,748	$26,175	$90,201	$5,507	$258,040		$467,934
October 31, 2024	$18,455	$35,462	$8,910	$11,720	$12,084	$26,766	$77,636	$3,562	$245,816		$440,411
(1)	Includes $198.6 billion (October 31, 2024: $189.6 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Includes forward-dated securities financing trades.

42	CIBC THIRD QUARTER 2025

Other off-balance sheet contractual obligations
The following table provides the contractual maturities of other off-balance sheet contractual obligations affecting our funding needs:

$ millions, as at July 31, 2025	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$110	$220	$312	$236	$238	$597	$746	$254	$2,713
Future lease commitments (2)	–	1	5	6	6	33	94	427	572
Investment commitments	–	1	1	12	–	10	49	460	533
Underwriting commitments	311	–	–	–	–	–	–	–	311
Pension contributions (3)	14	28	–	–	–	–	–	–	42
	$435	$250	$318	$254	$244	$640	$889	$1,141	$4,171
October 31, 2024 (2)	$607	$263	$292	$321	$279	$737	$850	$1,203	$4,552
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes lease obligations that are accounted for under IFRS 16, which are recognized on the interim consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2025 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. The “Top and emerging risks” section includes updates to these risks. The related policies and processes have not changed significantly from those described on pages 80 to 84 of our 2024 Annual Report.
Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of material accounting policies is presented in Note 1 to the consolidated financial statements included in our 2024 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2024.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment, including with respect to uncertainty related to the level and duration of tariffs between the U.S., Canada and other major trading partners, the impact that tariffs may have on economic growth and inflation in Canada and the U.S. and fiscal and monetary policies that may be enacted in response to tariffs, as well as geopolitical events, gives rise to heightened uncertainty as it relates to our accounting estimates and assumptions and increases the need to apply judgment. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and period-over-period volatility of the provision for credit losses. See Note 5 to the consolidated financial statements in our 2024 Annual Report and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.
Accounting developments
For details on future accounting policy changes, refer to Note 30 to the consolidated financial statements included in our 2024 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2025.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2025 (as defined in the rules of the SEC and the CSA). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2024. For additional information, refer to pages 90 and 180 of our 2024 Annual Report.

CIBC THIRD QUARTER 2025	43

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets. Average balances are calculated as a weighted average of daily closing balances.
Average trading interest-earning assets
Average trading interest-earning assets are average interest-earning assets related to trading activities.
Basis point
One-hundredth of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Common share book value
Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.
Dividend yield
Dividends per common share divided by the closing common share price.

44	CIBC THIRD QUARTER 2025

Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Net interest margin on average interest-earning assets (excluding trading)
Net interest margin on average interest-earning assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the taxable equivalent basis (TEB) adjustment included therein, divided by total average interest-earning assets excluding average trading interest-earning assets.
Normal course issuer bid (NCIB)
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.
Off-balance sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

CIBC THIRD QUARTER 2025	45

Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially, the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The gross-up of tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense. Commencing in the third quarter of 2024, TEB reporting was no longer applicable to certain dividends received on or after January 1, 2024.
Total shareholder return (TSR)
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading activities and trading net interest income
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes as defined in the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk that became effective on November 1, 2023 and in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline. Trading net interest income is net interest income related to trading.

46	CIBC THIRD QUARTER 2025

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. AIRB is no longer permitted for some exposure categories.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the repricing of assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in eligible liabilities
Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s CAR Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. FIRB methodology must be used for some exposure categories.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.
Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

CIBC THIRD QUARTER 2025	47

Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.
Internal ratings-based approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) is available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.
Non-viability contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other off-balance sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.
Over-the-counter (OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

48	CIBC THIRD QUARTER 2025

Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle assumptions for regulatory capital purposes, and based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. RWA for market risk in the trading portfolio is based on standardized capital requirements defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the IRB approach for credit risk. The capital floor is determined by applying an adjustment factor specified by OSFI to the capital requirement calculated by reference to the standardized approach. Any shortfall in the IRB capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Simple, transparent and comparable (STC) securitizations
Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.
Small and medium enterprises (SME) retail
This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

CIBC THIRD QUARTER 2025	49

Specialized lending (SL)
A subset of Corporate exposures falling into one of the following sub-classes: project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
This approach is based on a prescribed formula made up of three components: (i) the Business Indicator (BI), which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC), which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier, which is a scaling factor that is based on the average historical operational losses and the BIC.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the external ratings-based approach (SEC-ERBA) and the standardized approach (SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of organic and inorganic business strategies. It includes the potential financial loss and impact to resiliency due to the failure of growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed Value-at-Risk
A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in the repricing of assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity measure
The sum of Total capital and bail-in eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk (VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

50	CIBC THIRD QUARTER 2025

Interim consolidated financial statements
(Unaudited)

Contents

52	Consolidated balance sheet

53	Consolidated statement of income

54	Consolidated statement of comprehensive income

55	Consolidated statement of changes in equity

56	Consolidated statement of cash flows

57	Notes to the interim consolidated financial statements

57	Note 1	–	Changes in accounting policies
57	Note 2	–	Significant estimates and assumptions
58	Note 3	–	Fair value measurement
61	Note 4	–	Significant transactions
62	Note 5	–	Securities
64	Note 6	–	Loans
69	Note 7	–	Deposits
70	Note 8	–	Subordinated indebtedness

70	Note 9	–	Share capital
72	Note 10	–	Post-employment benefits
72	Note 11	–	Income taxes
73	Note 12	–	Earnings per share
73	Note 13	–	Contingent liabilities and provisions
74	Note 14	–	Interest income and expense
74	Note 15	–	Segmented information

CIBC THIRD QUARTER 2025	51

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2025 Jul. 31	2024 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$19,101	$8,565
Interest-bearing deposits with banks	36,086	39,499
Securities (Note 5)	274,997	254,345
Cash collateral on securities borrowed	21,690	17,028
Securities purchased under resale agreements	86,210	83,721
Loans (Note 6)
Residential mortgages	285,935	280,672
Personal	47,259	46,681
Credit card	21,321	20,551
Business and government (1)	231,414	214,305
Allowance for credit losses	(4,285)	(3,917)
	581,644	558,292
Other
Derivative instruments	34,614	36,435
Property and equipment	3,274	3,359
Goodwill	5,422	5,443
Software and other intangible assets	2,830	2,830
Investments in equity -accounted associates and joint ventures	772	785
Deferred tax assets	933	821
Other assets	34,682	30,862
	82,527	80,535
	$1,102,255	$1,041,985
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$256,135	$252,894
Business and government	448,861	435,499
Bank	27,061	20,009
Secured borrowings	60,615	56,455
	792,672	764,857
Obligations related to securities sold short	20,827	21,642
Cash collateral on securities lent	5,304	7,997
Obligations related to securities sold under repurchase agreements	145,659	110,153
Other
Derivative instruments	36,552	40,654
Deferred tax liabilities	47	49
Other liabilities (1)	30,619	30,161
	67,218	70,864
Subordinated indebtedness (Note 8)	7,699	7,465
Equity
Preferred shares and other equity instruments	6,669	4,946
Common shares (Note 9)	16,867	17,011
Contributed surplus	175	159
Retained earnings	35,655	33,471
Accumulated other comprehensive income (AOCI)	3,233	3,148
Total shareholders’ equity	62,599	58,735
Non-controlling interests	277	272
Total equity	62,876	59,007
	$1,102,255	$1,041,985
(1)
Includes customers’ liability under acceptances of $8 million (October 31, 2024: $6 million) in business and government loans and acceptances of $8 million (October 31, 2024: $6 million) in other liabilities. Prior period amounts have been revised to conform to the presentation adopted in the first quarter of 2025.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

52	CIBC THIRD QUARTER 2025

Consolidated statement of income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars, except as noted	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
Interest income (Note 14) (1)
Loans	$7,976	$7,685	$8,726	$23,957	$25,257
Securities	2,260	2,230	2,482	6,830	7,167
Securities borrowed or purchased under resale agreements	1,307	1,341	1,528	4,038	4,370
Deposits with banks and other	546	603	711	1,842	2,160
	12,089	11,859	13,447	36,667	38,954
Interest expense (Note 14)
Deposits	6,090	6,110	7,713	19,106	23,000
Securities sold short	135	156	156	424	462
Securities lent or sold under repurchase agreements	1,619	1,608	1,769	4,897	4,615
Subordinated indebtedness	106	101	134	314	390
Other	91	96	143	289	425
	8,041	8,071	9,915	25,030	28,892
Net interest income	4,048	3,788	3,532	11,637	10,062
Non-interest income
Underwriting and advisory fees	291	198	165	670	525
Deposit and payment fees	257	241	249	744	708
Credit fees	253	248	303	746	1,001
Card fees	105	88	97	307	309
Investment management and custodial fees	555	538	508	1,646	1,454
Mutual fund fees	493	475	452	1,499	1,331
Income from insurance activities, net	71	81	87	236	271
Commissions on securities transactions	132	125	109	394	302
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	859	997	869	3,017	2,399
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	(25)	9	3	(3)	49
Foreign exchange other than trading (FXOTT)	99	87	99	283	293
Income (loss) from equity-accounted associates and joint ventures	29	36	20	91	61
Other	87	111	111	290	224
	3,206	3,234	3,072	9,920	8,927
Total revenue	7,254	7,022	6,604	21,557	18,989
Provision for credit losses (Note 6)	559	605	483	1,737	1,582
Non-interest expenses
Employee compensation and benefits	2,377	2,255	2,095	6,909	6,054
Occupancy costs	204	202	197	607	622
Computer, software and office equipment	732	691	722	2,119	1,996
Communications	99	104	91	299	273
Advertising and business development	97	92	78	277	241
Professional fees	68	63	67	196	183
Business and capital taxes	30	27	31	93	94
Other (Note 13)	369	385	401	1,173	1,185
	3,976	3,819	3,682	11,673	10,648
Income before income taxes	2,719	2,598	2,439	8,147	6,759
Income taxes	623	591	644	1,873	1,487
Net income	$2,096	$2,007	$1,795	$6,274	$5,272
Net income attributable to non-controlling interests	$2	$9	$9	$19	$31
Preferred shareholders and other equity instrument holders	$82	$78	$63	$248	$191
Common shareholders	2,012	1,920	1,723	6,007	5,050
Net income attributable to equity shareholders	$2,094	$1,998	$1,786	$6,255	$5,241
Earnings per share (in dollars) (Note 12)
Basic	$2.16	$2.05	$1.83	$6.41	$5.39
Diluted	2.15	2.04	1.82	6.37	5.38
Dividends per common share (in dollars)	0.97	0.97	0.90	2.91	2.70
(1)
Interest income included $11.0 billion for the quarter ended July 31, 2025 (April 30, 2025: $10.7 billion; July 31, 2024: $12.4 billion) and $33.3 billion for the nine months ended July 31, 2025 (July 31, 2024: $36.3 billion), calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2025	53

Consolidated statement of comprehensive income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
Net income	$2,096	$2,007	$1,795	$6,274	$5,272
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	295	(3,061)	161	(313)	(198)
Net gains (losses) on hedges of investments in foreign operations	(215)	1,897	(111)	111	72
	80	(1,164)	50	(202)	(126)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	159	(17)	2	252	183
Net (gains) losses reclassified to net income	(4)	(6)	(1)	(19)	(32)
	155	(23)	1	233	151
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(343)	472	1,270	455	1,767
Net (gains) losses reclassified to net income	(202)	(194)	(274)	(431)	(482)
	(545)	278	996	24	1,285
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	53	(47)	172	25	107
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(167)	157	59	(12)	(197)
Net gains (losses) on equity securities designated at FVOCI	4	12	(2)	19	(12)
	(110)	122	229	32	(102)
Total other comprehensive income (loss) (1)	(420)	(787)	1,276	87	1,208
Comprehensive income	$1,676	$1,220	$3,071	$6,361	$6,480
Comprehensive income attributable to non-controlling interests	$2	$9	$9	$19	$31
Preferred shareholders and other equity instrument holders	$82	$78	$63	$248	$191
Common shareholders	1,592	1,133	2,999	6,094	6,258
Comprehensive income attributable to equity shareholders	$1,674	$1,211	$3,062	$6,342	$6,449
(1)  Includes $10 million of gains for the quarter ended July 31, 2025 (April 30, 2025: $20 million of gains; July 31, 2024: $14 million of gains), and $27 million of gains for the nine months ended July 31, 2025 (July 31, 2024: $68 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(5)	$79	$(4)	$11	$7
Net gains (losses) on hedges of investments in foreign operations	(13)	(216)	5	(77)	(13)
	(18)	(137)	1	(66)	(6)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	(51)	17	9	(45)	(25)
Net (gains) losses reclassified to net income	1	2	–	6	12
	(50)	19	9	(39)	(13)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	132	(181)	(489)	(175)	(680)
Net (gains) losses reclassified to net income	78	74	106	166	186
	210	(107)	(383)	(9)	(494)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(22)	19	(66)	(11)	(40)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	64	(60)	(23)	4	75
Net gains (losses) on equity securities designated at FVOCI	(1)	(5)	1	(7)	4
	41	(46)	(88)	(14)	39
	$183	$(271)	$(461)	$(128)	$(474)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

54	CIBC THIRD QUARTER 2025

Consolidated statement of changes in equity

	For the three months ended		For the nine months ended
Unaudited, millions of Canadian dollars	2025 Jul. 31	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
Preferred shares and other equity instruments
Balance at beginning of period	$5,942	$5,098	$4,946	$4,925
Issue of preferred shares and limited recourse capital notes	1,027	500	2,320	1,000
Redemption of preferred shares	(300)	(650)	(600)	(975)
Treasury shares	–	1	3	(1)

Balance at end of period	$6,669	$4,949	$6,669	$4,949
Common shares (Note 9)
Balance at beginning of period	$16,929	$16,813	$17,011	$16,082
Issue of common shares	46	103	132	837
Purchase of common shares for cancellation	(100)	–	(272)	–
Treasury shares	(8)	3	(4)	–

Balance at end of period	$16,867	$16,919	$16,867	$16,919
Contributed surplus
Balance at beginning of period	$156	$114	$159	$109
Compensation expense arising from equity-settled share-based awards	3	3	11	9
Exercise of stock options and settlement of other equity-settled share-based awards	(3)	(1)	(9)	(4)
Other (1)	19	12	14	14

Balance at end of period	$175	$128	$175	$128
Retained earnings
Balance at beginning of period	$34,984	$31,990	$33,471	$30,352
Net income attributable to equity shareholders	2,094	1,786	6,255	5,241
Dividends and distributions
Preferred and other equity instruments	(82)	(63)	(248)	(191)
Common	(904)	(849)	(2,728)	(2,532)
Premium on purchase of common shares for cancellation	(428)	–	(1,066)	–
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	2	(19)	2	(18)
Other	(11)	(1)	(31)	(8)

Balance at end of period	$35,655	$32,844	$35,655	$32,844
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,894	$1,986	$2,176	$2,162
Net change in foreign currency translation adjustments	80	50	(202)	(126)

Balance at end of period	$1,974	$2,036	$1,974	$2,036
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(229)	$(257)	$(307)	$(407)
Net change in debt securities measured at FVOCI	155	1	233	151

Balance at end of period	$(74)	$(256)	$(74)	$(256)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$1,078	$(737)	$509	$(1,026)
Net change in cash flow hedges	(545)	996	24	1,285

Balance at end of period	$533	$259	$533	$259
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$814	$527	$842	$592
Net change in post-employment defined benefit plans	53	172	25	107

Balance at end of period	$867	$699	$867	$699
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$67	$(128)	$(88)	$128
Net change attributable to changes in credit risk	(167)	59	(12)	(197)

Balance at end of period	$(100)	$(69)	$(100)	$(69)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$31	$3	$16	$14
Net gains (losses) on equity securities designated at FVOCI	4	(2)	19	(12)
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	(2)	19	(2)	18

Balance at end of period	$33	$20	$33	$20

Total AOCI, net of income tax	$3,233	$2,689	$3,233	$2,689
Non-controlling interests
Balance at beginning of period	$280	$247	$272	$232
Net income attributable to non-controlling interests	2	9	19	31
Dividends	(3)	(2)	(7)	(6)
Other	(2)	–	(7)	(3)

Balance at end of period	$277	$254	$277	$254

Equity at end of period	$62,876	$57,783	$62,876	$57,783
(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2025	55

Consolidated statement of cash flows

	For the three months ended		For the nine months ended
Unaudited, millions of Canadian dollars	2025 Jul. 31	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$2,096	$1,795	$6,274	$5,272
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	559	483	1,737	1,582
Amortization and impairment (1)	287	317	854	881
Stock options and restricted shares expense	3	3	11	9
Deferred income taxes	(150)	(22)	(136)	(41)
Losses (gains) from debt securities measured at FVOCI and amortized cost	25	(3)	3	(49)
Net losses (gains) on disposal of property and equipment	–	–	(2)	–
Other non-cash items, net	457	(1,075)	246	(1,564)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(511)	2,679	3,413	(1,263)
Loans, net of repayments	(10,756)	(11,803)	(24,905)	(20,675)
Deposits, net of withdrawals	5,718	9,523	24,038	14,341
Obligations related to securities sold short	734	591	(815)	5,374
Accrued interest receivable	327	53	416	(485)
Accrued interest payable	(292)	(130)	(1,003)	632
Derivative assets	3,907	1,145	1,848	2,948
Derivative liabilities	(7,402)	(3,004)	(4,308)	(5,477)
Securities measured at FVTPL	(6,309)	(9,337)	(16,050)	(23,446)
Other assets and liabilities measured/designated at FVTPL	2,703	748	3,197	3,141
Current income taxes	(250)	(15)	(489)	(83)
Cash collateral on securities lent	(1,411)	(114)	(2,693)	434
Obligations related to securities sold under repurchase agreements	12,380	14,359	35,506	28,250
Cash collateral on securities borrowed	(2,745)	(2,740)	(4,662)	(1,844)
Securities purchased under resale agreements	5,051	6,721	(2,489)	863
Other, net	1,440	2,115	(1,861)	3,131
	5,861	12,289	18,130	11,931
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	1,000	1,250	2,250
Redemption/repurchase/maturity of subordinated indebtedness	(1,000)	(1,536)	(1,069)	(1,536)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	1,024	498	2,311	996
Redemption of preferred shares	(300)	(650)	(600)	(975)
Issue of common shares for cash	43	57	123	181
Purchase of common shares for cancellation	(528)	–	(1,338)	–
Net sale (purchase) of treasury shares	(8)	4	(1)	(1)
Dividends and distributions paid	(986)	(867)	(2,976)	(2,071)
Repayment of lease liabilities	(77)	(79)	(235)	(207)
Other, net	(8)	–	(22)	–
	(1,840)	(1,573)	(2,557)	(1,363)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(26,677)	(20,641)	(68,068)	(60,208)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	13,745	4,864	34,024	21,462
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	14,255	6,709	29,708	19,754
Net sale (purchase) of property, equipment and software	(282)	(275)	(721)	(696)
	1,041	(9,343)	(5,057)	(19,688)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	28	12	20	(12)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	5,090	1,385	10,536	(9,132)
Cash and non-interest-bearing deposits with banks at beginning of period	14,011	10,299	8,565	20,816
Cash and non-interest-bearing deposits with banks at end of period (2)	$19,101	$11,684	$19,101	$11,684
Cash interest paid	$8,333	$10,045	$26,033	$28,261
Cash interest received	11,929	13,037	35,705	37,183
Cash dividends received	487	463	1,378	1,286
Cash income taxes paid	1,022	679	2,497	1,610
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted cash of $550 million (July 31, 2024: $465 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

56	CIBC THIRD QUARTER 2025

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2024.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 27, 2025.
Note 1. Changes in accounting policies
a) Current period changes in accounting standards
There are no new or amended accounting standards that are effective for CIBC this fiscal year, except for the additional disclosures provided in Note 11 to our interim consolidated financial statements as a result of the implementation of global minimum tax, which applied to CIBC as of November 1, 2024.
b) Future accounting policy changes
For details on future accounting policy changes, refer to Note 30 to the consolidated financial statements included in our 2024 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2025.
Note 2. Significant estimates and assumptions
As disclosed in our 2024 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, leases, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. We continue to operate in an uncertain macroeconomic environment which gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates.
The need to apply judgment particularly impacts estimates and assumptions relating to the allowance for credit losses, where significant judgment continued to be inherent in the forecasting of forward-looking information. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of expected credit loss (ECL) allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements in our 2024 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

CIBC THIRD QUARTER 2025	57

Note 3. Fair value measurement
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2025	Financial assets
Jul. 31	Cash and deposits with banks	$55,187	$–	$–	$–	$55,187	$55,187	$–
	Securities	68,812	122,092	–	84,093	274,997	274,660	(337)
	Cash collateral on securities borrowed	21,690	–	–	–	21,690	21,690	–
	Securities purchased under resale agreements	63,930	22,280	–	–	86,210	86,210	–
	Loans
	Residential mortgages	285,375	5	–	–	285,380	285,398	18
	Personal	46,181	–	–	–	46,181	46,207	26
	Credit card	20,459	–	–	–	20,459	20,476	17
	Business and government (1)	229,165	379	80	–	229,624	229,671	47
	Derivative instruments	–	34,614	–	–	34,614	34,614	–
	Other assets	19,776	610	–	–	20,386	20,386	–
	Financial liabilities
	Deposits
	Personal	$237,579	$–	$18,556	$–	$256,135	$256,397	$262
	Business and government	426,140	–	22,721	–	448,861	449,763	902
	Bank	27,061	–	–	–	27,061	27,061	–
	Secured borrowings	59,634	–	981	–	60,615	60,784	169
	Derivative instruments	–	36,552	–	–	36,552	36,552	–
	Obligations related to securities sold short	–	20,827	–	–	20,827	20,827	–
	Cash collateral on securities lent	5,304	–	–	–	5,304	5,304	–
	Obligations related to securities sold under repurchase agreements	134,851	–	10,808	–	145,659	145,659	–
	Other liabilities (1)	19,799	175	21	–	19,995	19,995	–
	Subordinated indebtedness	7,699	–	–	–	7,699	7,966	267
2024	Financial assets
Oct. 31	Cash and deposits with banks	$48,064	$–	$–	$–	$48,064	$48,064	$–
	Securities	71,610	106,042	–	76,693	254,345	253,437	(908)
	Cash collateral on securities borrowed	17,028	–	–	–	17,028	17,028	–
	Securities purchased under resale agreements	58,744	24,977	–	–	83,721	83,721	–
	Loans
	Residential mortgages	280,220	3	–	–	280,223	279,805	(418)
	Personal	45,739	–	–	–	45,739	45,750	11
	Credit card	19,649	–	–	–	19,649	19,682	33
	Business and government (1)	212,460	116	105	–	212,681	212,750	69
	Derivative instruments	–	36,435	–	–	36,435	36,435	–
	Other assets	20,121	364	–	–	20,485	20,485	–
	Financial liabilities
	Deposits
	Personal	$235,593	$–	$17,301	$–	$252,894	$253,378	$484
	Business and government	414,441	–	21,058	–	435,499	436,528	1,029
	Bank	20,009	–	–	–	20,009	20,009	–
	Secured borrowings	55,285	–	1,170	–	56,455	56,588	133
	Derivative instruments	–	40,654	–	–	40,654	40,654	–
	Obligations related to securities sold short	–	21,642	–	–	21,642	21,642	–
	Cash collateral on securities lent	7,997	–	–	–	7,997	7,997	–
	Obligations related to securities sold under repurchase agreements	100,407	–	9,746	–	110,153	110,153	–
	Other liabilities (1)	20,657	158	19	–	20,834	20,834	–
	Subordinated indebtedness	7,465	–	–	–	7,465	7,698	233
(1)	Certain information has been revised to conform to the presentation adopted in the first quarter of 2025.

58	CIBC THIRD QUARTER 2025

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim co
nsolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2025 Jul. 31	2024 Oct. 31	2025 Jul. 31	2024 Oct. 31	2025 Jul. 31	2024 Oct. 31	2025 Jul. 31	2024 Oct. 31
Financial assets
Debt securities measured at FVTPL
Government issued or guaranteed	$3,558	$4,258	$34,665	$32,328	$–	$–	$38,223	$36,586
Corporate debt	–	–	3,601	4,385	101	–	3,702	4,385
Mortgage- and asset-backed	–	–	6,187	4,213	505	70	6,692	4,283
	3,558	4,258	44,453	40,926	606	70	48,617	45,254
Loans measured at FVTPL
Business and government	–	–	203	116	256 (1)	105 (1)	459	221
Residential mortgages	–	–	5	3	–	–	5	3
	–	–	208	119	256	105	464	224
Debt securities measured at FVOCI
Government issued or guaranteed	10,466	2,760	57,547	60,051	–	–	68,013	62,811
Corporate debt	–	–	9,998	9,083	–	–	9,998	9,083
Mortgage- and asset-backed	–	–	5,124	4,127	–	–	5,124	4,127
	10,466	2,760	72,669	73,261	–	–	83,135	76,021
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	72,407	59,904	1,005	916	1,021	640	74,433	61,460
Securities purchased under resale agreements measured at FVTPL	–	–	22,280	24,977	–	–	22,280	24,977
Other assets	–	–	610	364	–	–	610	364
Derivative instruments
Interest rate	2	2	6,826	6,718	47	51	6,875	6,771
Foreign exchange	–	–	15,863	15,525	–	–	15,863	15,525
Credit	–	–	2	2	34	44	36	46
Equity	4,855	5,821	4,169	5,157	19	6	9,043	10,984
Precious metal and other commodity	37	32	2,760	3,077	–	–	2,797	3,109
	4,894	5,855	29,620	30,479	100	101	34,614	36,435
Total financial assets	$91,325	$72,777	$170,845	$171,042	$1,983	$916	$264,153	$244,735
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(42,077)	$(39,290)	$(377)	$(416)	$(42,454)	$(39,706)
Obligations related to securities sold short	(7,040)	(9,199)	(13,787)	(12,443)	–	–	(20,827)	(21,642)
Obligations related to securities sold under repurchase agreements	–	–	(10,808)	(9,746)	–	–	(10,808)	(9,746)
Derivative instruments
Interest rate	(2)	(2)	(7,453)	(8,236)	(1,135)	(1,028)	(8,590)	(9,266)
Foreign exchange	–	–	(13,870)	(16,065)	–	(4)	(13,870)	(16,069)
Credit	–	–	(6)	(5)	(39)	(50)	(45)	(55)
Equity	(4,389)	(4,712)	(6,899)	(6,404)	(7)	(1)	(11,295)	(11,117)
Precious metal and other commodity	(43)	(39)	(2,709)	(4,108)	–	–	(2,752)	(4,147)
	(4,434)	(4,753)	(30,937)	(34,818)	(1,181)	(1,083)	(36,552)	(40,654)
Total financial liabilities	$(11,474)	$(13,952)	$(97,609)	$(96,297)	$(1,558)	$(1,499)	$(110,641)	$(111,748)
(1)	Includes loans designated at FVTPL.
(2)
Comprises deposits designated at FVTPL of $41,997 million (October 31, 2024: $39,008 million), net bifurcated embedded derivative liabilities of $261 million (October 31, 2024: $521 million), other liabilities designated at FVTPL of $21 million (October 31, 2024: $19 million), and other financial liabilities measured at fair value of $175 million (October 31, 2024: $158 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. Significant transfers made during the quarter ended July 31, 2025, included $2,056 million of securities measured at FVTPL or FVOCI from Level 1 to Level 2 and $565 million from Level 2 to Level 1, and $971 million of securities sold short from Level 1 to Level 2 and $336 million from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities (for the quarter ended April 30, 2025, $1,989 million of securities measured at FVTPL or FVOCI were transferred from Level 1 to Level 2 and $1,647 million from Level 2 to Level 1, and $1,764 million of securities sold short from Level 1 to Level 2 and $122 million from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended July 31, 2025 and April 30, 2025, primarily due to changes in the assessment of the observability of certain correlation and market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC THIRD QUARTER 2025	59

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized	Unrealized (2)	Net unrealized gains (losses) included in OCI (3)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jul. 31, 2025
Debt securities measured at FVTPL
Corporate debt	$77	$–	$(62)	$–	$–	$–	$86	$–	$101
Mortgage- and asset-backed	454	–	–	–	–	–	84	(33)	505
Loans measured at FVTPL
Business and government	261	–	2	–	–	–	–	(7)	256
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	978	3	31	8	–	–	32	(31)	1,021
Derivative instruments
Interest rate	63	–	(8)	–	–	(8)	–	–	47
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	46	–	(12)	–	–	–	–	–	34
Equity	19	–	(4)	–	11	(7)	–	–	19
Total assets	$1,898	$3	$(53)	$8	$11	$(15)	$202	$(71)	$1,983
Deposits and other liabilities (4)	$(330)	$(6)	$(42)	$–	$–	$1	$(27)	$27	$(377)
Derivative instruments
Interest rate	(1,016)	–	(131)	–	–	22	–	(10)	(1,135)
Foreign exchange	(36)	–	1	–	–	35	–	–	–
Credit	(51)	–	12	–	–	–	–	–	(39)
Equity	(17)	–	2	–	–	14	(6)	–	(7)
Total liabilities	$(1,450)	$(6)	$(158)	$–	$–	$72	$(33)	$17	$(1,558)
Apr. 30, 2025
Debt securities measured at FVTPL
Corporate debt	$80	$–	$(6)	$(4)	$–	$–	$7	$–	$77
Mortgage- and asset-backed	72	–	–	–	386	–	–	(4)	454
Loans measured at FVTPL
Business and government	100	–	(3)	(5)	–	–	178	(9)	261
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	962	–	6	(6)	–	–	30	(14)	978
Derivative instruments
Interest rate	23	–	40	–	–	–	–	–	63
Foreign exchange	12	–	(12)	–	–	–	–	–	–
Credit	49	–	(3)	–	–	–	–	–	46
Equity	6	–	6	–	7	–	–	–	19
Total assets	$1,304	$–	$28	$(15)	$393	$–	$215	$(27)	$1,898
Deposits and other liabilities (4)	$(379)	$3	$10	$–	$–	$2	$(29)	$63	$(330)
Derivative instruments
Interest rate	(1,284)	–	155	–	–	96	–	17	(1,016)
Foreign exchange	–	–	(36)	–	–	–	–	–	(36)
Credit	(54)	–	3	–	–	–	–	–	(51)
Equity	(1)	–	–	–	(5)	–	(11)	–	(17)
Total liabilities	$(1,718)	$3	$132	$–	$(5)	$98	$(40)	$80	$(1,450)
Jul. 31, 2024
Debt securities measured at FVTPL
Corporate debt	$–	$–	$–	$–	$–	$–	$–	$–	$–
Mortgage- and asset-backed	101	–	–	–	–	–	9	(46)	64
Loans measured at FVTPL
Business and government	121	–	2	–	–	–	–	(10)	113
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	608	3	9	(1)	–	–	26	(22)	623
Derivative instruments
Interest rate	36	–	67	–	–	(17)	–	–	86
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	46	(1)	1	–	–	–	–	–	46
Equity	5	–	1	–	–	–	3	–	9
Total assets	$917	$2	$80	$(1)	$–	$(17)	$38	$(78)	$941
Deposits and other liabilities (4)	$(380)	$19	$(56)	$–	$(1)	$3	$(1)	$28	$(388)
Derivative instruments
Interest rate	(1,222)	–	233	–	–	59	(4)	–	(934)
Foreign exchange	(13)	–	(5)	–	–	13	–	–	(5)
Credit	(51)	–	–	–	–	–	–	–	(51)
Equity	(4)	–	–	–	–	1	–	2	(1)
Total liabilities	$(1,670)	$19	$172	$–	$(1)	$76	$(5)	$30	$(1,379)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(3)	Foreign exchange translation on debt securities and loans measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(4)
Includes deposits designated at FVTPL of $203 million (April 30, 2025: $208 million; July 31, 2024: $213 million), net bifurcated embedded derivative liabilities of $153 million (April 30, 2025: $111 million; July 31, 2024: $172 million) and other liabilities designated at FVTPL of $21 million (April 30, 2025: $11 million; July 31, 2024: $3 million).

60	CIBC THIRD QUARTER 2025

		Net gains (losses) included in income (1)
$ millions, for the nine months ended	Opening balance	Realized	Unrealized (2)	Net unrealized gains (losses) included in OCI (3)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jul. 31, 2025
Debt securities measured at FVTPL
Corporate debt	$–	$–	$(78)	$(4)	$–	$–	$183	$–	$101
Mortgage- and asset-backed	70	–	(1)	–	386	–	106	(56)	505
Loans measured at FVTPL
Business and government	105	–	–	(1)	–	–	178	(26)	256
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	640	1	57	11	–	–	366	(54)	1,021
Derivative instruments
Interest rate	51	–	9	–	–	(13)	–	–	47
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	44	–	(10)	–	–	–	–	–	34
Equity	6	–	2	–	18	(7)	–	–	19
Total assets	$916	$1	$(21)	$6	$404	$(20)	$833	$(136)	$1,983
Deposits and other liabilities (4)	$(416)	$(5)	$(55)	$–	$(3)	$5	$(57)	$154	$(377)
Derivative instruments
Interest rate	(1,028)	–	(286)	–	–	151	–	28	(1,135)
Foreign exchange	(4)	–	(31)	–	–	35	–	–	–
Credit	(50)	–	11	–	–	–	–	–	(39)
Equity	(1)	–	2	–	(5)	14	(17)	–	(7)
Total liabilities	$(1,499)	$(5)	$(359)	$–	$(8)	$205	$(74)	$182	$ (1,558)
Jul. 31, 2024
Debt securities measured at FVTPL
Corporate debt	$–	$–	$–	$–	$–	$–	$–	$–	$–
Mortgage- and asset-backed	151	–	(3)	–	–	–	70	(154)	64
Loans measured at FVTPL
Business and government	144	–	4	(1)	–	–	–	(34)	113
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	587	8	19	(14)	–	–	88	(65)	623
Derivative instruments
Interest rate	21	–	120	–	–	(55)	–	–	86
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	46	(4)	3	–	–	–	1	–	46
Equity	4	–	1	–	2	(2)	5	(1)	9
Total assets	$953	$4	$144	$(15)	$2	$(57)	$164	$(254)	$941
Deposits and other liabilities (4)	$(242)	$(1)	$(123)	$–	$(2)	$11	$(102)	$71	$(388)
Derivative instruments
Interest rate	(1,817)	–	416	–	–	422	(4)	49	(934)
Foreign exchange	–	–	(27)	–	–	22	–	–	(5)
Credit	(52)	1	1	–	(2)	–	–	1	(51)
Equity	(5)	–	(1)	–	(1)	4	–	2	(1)
Total liabilities	$(2,116)	$–	$266	$–	$(5)	$459	$(106)	$123	$(1,379)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(3)	Foreign exchange translation on debt securities and loans measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(4)
Includes deposits designated at FVTPL of $203 million (July 31, 2024: $213 million), net bifurcated embedded derivative liabilities of $153 million (July 31, 2024: $172 million) and other liabilities designated at FVTPL of $21 million (July 31, 2024: $3 million).

Financial instruments designated at FVTPL (FVO)
A net gain of $17 million, net of hedges for the three months ended July 31, 2025 (a net gain of $20 million and a net gain of $9 million for the three months ended April 30, 2025 and July 31, 2024, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities. A net gain of $69 million, net of hedges for the nine months ended July 31, 2025 was recognized for FVO assets and FVO liabilities (a net gain of $9 million for the nine months ended July 31, 2024).
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.
Note 4. Significant transactions
Sale of certain banking assets in the Caribbean
On October 31, 2023, CIBC Caribbean announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The sale of banking assets in Curaçao was completed on May 24, 2024. The sale of banking assets in Sint Maarten was completed on February 7, 2025. The impact of these transactions was not material.

CIBC THIRD QUARTER 2025	61

Note 5. Securities
Securities

$ millions, as at	2025 Jul. 31	2024 Oct. 31
	Carrying amount
Securities measured and designated at FVOCI	$84,093	$76,693
Securities measured at amortized cost (1)	68,812	71,610
Securities mandatorily measured and designated at FVTPL	122,092	106,042
	$274,997	$254,345
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2024: a realized gain of nil).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2025 Jul. 31					2024 Oct. 31
	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$12,596		$7	$(16)	$12,587	$11,715		$1	$(31)	$11,685
Other Canadian governments	16,729		17	(59)	16,687	16,506		9	(101)	16,414
U.S. Treasury and agencies	31,729		52	(118)	31,663	29,362		10	(220)	29,152
Other foreign governments	7,051		27	(2)	7,076	5,542		22	(4)	5,560
Mortgage-backed securities	3,631		3	(15)	3,619	3,493		–	(23)	3,470
Asset-backed securities	1,503		2	–	1,505	656		1	–	657
Corporate debt	9,993		10	(5)	9,998	9,085		7	(9)	9,083
	83,232		118	(215)	83,135	76,359		50	(388)	76,021
Corporate equity (2)	916		65	(23)	958	653		51	(32)	672
	$84,148		$183	$(238)	$84,093	$77,012		$101	$(420)	$76,693
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $23 million (October 31, 2024: $19 million).
(2)	Includes restricted stock.
Fair value of equity securities designated at FVOCI that were disposed of during the three months ended July 31, 2025 was nil (nil and nil for the three months ended April 30, 2025 and July 31, 2024, respectively) and nil for the nine months ended July 31, 2025 (July 31, 2024: nil), at the time of disposal.
Net realized cumulative after-tax gains of
$
2
million

for the three months ended July 31, 2025 (nil and $19 million of losses for the three months ended April 30, 2025 and July 31, 2024, respectively) and
$
2
million

for the nine months ended July 31, 2025 (July 31, 2024: $18 million of losses), were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at July 31, 2025 was
$
1
million

(nil and $1 million for the three months ended April 30, 2025 and July 31, 2024, respectively) and $3 million for the nine months ended July 31, 2025 (July 31, 2024: $2 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at July 31, 2025 was nil (nil and nil for the three months ended April 30, 2025 and July 31, 2024, respectively) and nil for the nine months ended July 31, 2025 (July 31, 2024: nil).

62	CIBC THIRD QUARTER 2025

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI and amortized cost:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
2025	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$6	$16	$11	$33
	Provision for (reversal of) credit losses (2)	(1)	4	26	29
	Write-offs	–	–	–	–
	Foreign exchange and other	1	–	–	1
	Balance at end of period	$6	$20	$37	$63
	Comprises:
	Debt securities measured at FVOCI	$3	$20	$–	$23
	Debt securities measured at amortized cost	3	–	37	40
2025	Debt securities measured at FVOCI and amortized cost
Apr. 30	Balance at beginning of period	$7	$18	$12	$37
	Reversal of credit losses (2)	(1)	(1)	–	(2)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	(1)	(1)	(2)
	Balance at end of period	$6	$16	$11	$33
	Comprises:
	Debt securities measured at FVOCI	$2	$16	$–	$18
	Debt securities measured at amortized cost	4	–	11	15
2024	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$6	$19	$13	$38
	Provision for (reversal of) credit losses (2)	1	(1)	(1)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$7	$18	$12	$37
	Comprises:
	Debt securities measured at FVOCI	$1	$18	$–	$19
	Debt securities measured at amortized cost	6	–	12	18

$ millions, as at or for the nine months ended
2025	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$7	$17	$12	$36
	Provision for (reversal of) credit losses (2)	(2)	3	25	26
	Write-offs	–	–	–	–
	Foreign exchange and other	1	–	–	1
	Balance at end of period	$6	$20	$37	$63
2024	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$8	$20	$14	$42
	Reversal of credit losses (2)	–	(2)	(2)	(4)
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	–	–	(1)
	Balance at end of period	$7	$18	$12	$37
(1)	Includes stage 3 ECL allowance on originated credit-impaired amortized cost debt securities.
(2)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

CIBC THIRD QUARTER 2025	63

Note 6. Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2025 Jul. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$92	$132	$258	$482
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	4	(4)	(19)	(19)
Changes in model	–	–	–	–
Net remeasurement (2)	(24)	53	75	104
Transfers (2)
– to 12-month ECL	30	(28)	(2)	–
– to lifetime ECL performing	(3)	8	(5)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Total provision for (reversal of) credit losses (3)	7	27	51	85
Write-offs	–	–	(5)	(5)
Recoveries	–	–	3	3
Interest income on impaired loans	–	–	(10)	(10)
Foreign exchange and other	–	(1)	1	–
Balance at end of period	$99	$158	$298	$555
Personal
Balance at beginning of period	$242	$647	$206	$1,095
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	14	(11)	(7)	(4)
Changes in model	–	–	–	–
Net remeasurement (2)	(112)	200	107	195
Transfers (2)
– to 12-month ECL	134	(133)	(1)	–
– to lifetime ECL performing	(29)	35	(6)	–
– to lifetime ECL credit-impaired	(1)	(17)	18	–
Total provision for (reversal of) credit losses (3)	6	74	111	191
Write-offs	–	–	(146)	(146)
Recoveries	–	–	19	19
Interest income on impaired loans	–	–	(2)	(2)
Foreign exchange and other	5	(1)	(4)	–
Balance at end of period	$253	$720	$184	$1,157
Credit card
Balance at beginning of period	$291	$702	$–	$993
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	9	(9)	–	–
Changes in model	–	–	–	–
Net remeasurement (2)	(145)	213	93	161
Transfers (2)
– to 12-month ECL	201	(201)	–	–
– to lifetime ECL performing	(18)	18	–	–
– to lifetime ECL credit-impaired	(1)	(97)	98	–
Total provision for (reversal of) credit losses (3)	46	(76)	191	161
Write-offs	–	–	(232)	(232)
Recoveries	–	–	41	41
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$337	$626	$–	$963
Business and government
Balance at beginning of period	$333	$1,103	$449	$1,885
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	14	(12)	(14)	(12)
Changes in model	84	(84)	–	–
Net remeasurement (2)	(39)	84	89	134
Transfers (2)
– to 12-month ECL	39	(38)	(1)	–
– to lifetime ECL performing	(9)	11	(2)	–
– to lifetime ECL credit-impaired	–	(56)	56	–
Total provision for (reversal of) credit losses (3)	89	(95)	128	122
Write-offs	–	–	(94)	(94)
Recoveries	–	–	13	13
Interest income on impaired loans	–	–	(22)	(22)
Foreign exchange and other	–	5	4	9
Balance at end of period	$422	$1,013	$478	$1,913
Total ECL allowance (4)	$1,111	$2,517	$960	$4,588
Comprises:
Loans	$992	$2,341	$952	$4,285
Undrawn credit facilities and other off-balance sheet exposures (5)	119	176	8	303
(1)	Excludes the disposal and write-off of impaired loans.
(2)
Transfers represent stage movements of ECL allowances before net remeasurement. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)
See Note 5 to the interim consolidated financial statements for the ECL allowance on debt securities measured at FVOCI and amortized cost. The ECL allowances for other financial assets classified at amortized cost were immaterial as at July 31, 2025, April 30, 2025 and July 31, 2024 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

64	CIBC THIRD QUARTER 2025

$ millions, as at or for the three months ended	2025 Apr. 30				2024 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$91	$128	$253	$472	$92	$151	$256	$499
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	3	(6)	(21)	(24)	3	(5)	(14)	(16)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (2)	(35)	42	48	55	(41)	46	27	32
Transfers (2)
– to 12-month ECL	38	(35)	(3)	–	40	(40)	–	–
– to lifetime ECL performing	(2)	6	(4)	–	(3)	4	(1)	–
– to lifetime ECL credit-impaired	–	(3)	3	–	–	(2)	2	–
Total provision for (reversal of) credit losses (3)	4	4	23	31	(1)	3	14	16
Write-offs	–	–	(2)	(2)	–	–	(8)	(8)
Recoveries	–	–	–	–	–	–	3	3
Interest income on impaired loans	–	–	(9)	(9)	–	–	(9)	(9)
Foreign exchange and other	(3)	–	(7)	(10)	–	(1)	2	1
Balance at end of period	$92	$132	$258	$482	$91	$153	$258	$502
Personal
Balance at beginning of period	$228	$680	$187	$1,095	$175	$724	$196	$1,095
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	9	(14)	(7)	(12)	8	(14)	(10)	(16)
Changes in model	5	21	–	26	–	–	–	–
Net remeasurement (2)	(198)	171	148	121	(133)	149	121	137
Transfers (2)
– to 12-month ECL	211	(208)	(3)	–	143	(142)	(1)	–
– to lifetime ECL performing	(10)	14	(4)	–	(18)	20	(2)	–
– to lifetime ECL credit-impaired	(1)	(17)	18	–	–	(25)	25	–
Total provision for (reversal of) credit losses (3)	16	(33)	152	135	–	(12)	133	121
Write-offs	–	–	(149)	(149)	–	–	(146)	(146)
Recoveries	–	–	24	24	–	–	15	15
Interest income on impaired loans	–	–	(2)	(2)	–	–	(2)	(2)
Foreign exchange and other	(2)	–	(6)	(8)	4	–	(3)	1
Balance at end of period	$242	$647	$206	$1,095	$179	$712	$193	$1,084
Credit card
Balance at beginning of period	$277	$683	$–	$960	$184	$608	$–	$792
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	9	(10)	–	(1)	5	(2)	–	3
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (2)	(225)	351	92	218	(72)	172	111	211
Transfers (2)
– to 12-month ECL	250	(250)	–	–	96	(96)	–	–
– to lifetime ECL performing	(19)	19	–	–	(20)	20	–	–
– to lifetime ECL credit-impaired	(1)	(91)	92	–	–	(54)	54	–
Total provision for (reversal of) credit losses (3)	14	19	184	217	9	40	165	214
Write-offs	–	–	(221)	(221)	–	–	(198)	(198)
Recoveries	–	–	37	37	–	–	33	33
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$291	$702	$–	$993	$193	$648	$–	$841
Business and government
Balance at beginning of period	$320	$1,057	$472	$1,849	$312	$953	$435	$1,700
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	7	(23)	(12)	(28)	2	(32)	(9)	(39)
Changes in model	1	2	–	3	–	–	–	–
Net remeasurement (2)	3	139	105	247	(43)	129	85	171
Transfers (2)
– to 12-month ECL	30	(29)	(1)	–	55	(50)	(5)	–
– to lifetime ECL performing	(15)	16	(1)	–	(9)	11	(2)	–
– to lifetime ECL credit-impaired	–	(13)	13	–	–	(23)	23	–
Total provision for (reversal of) credit losses (3)	26	92	104	222	5	35	92	132
Write-offs	–	–	(85)	(85)	–	–	(142)	(142)
Recoveries	–	–	3	3	–	–	18	18
Interest income on impaired loans	–	–	(24)	(24)	–	–	(20)	(20)
Foreign exchange and other	(13)	(46)	(21)	(80)	(6)	3	6	3
Balance at end of period	$333	$1,103	$449	$1,885	$311	$991	$389	$1,691
Total ECL allowance (4)	$958	$2,584	$913	$4,455	$774	$2,504	$840	$4,118
Comprises:
Loans	$844	$2,443	$904	$4,191	$684	$2,407	$829	$3,920
Undrawn credit facilities and other off-balance sheet exposures (5)	114	141	9	264	90	97	11	198
See previous page for footnote references.

CIBC THIRD QUARTER 2025	65

$ millions, as at or for the nine months ended	2025 Jul. 31				2024 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$89	$126	$234	$449	$90	$142	$224	$456
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	11	(15)	(55)	(59)	11	(11)	(35)	(35)
Changes in model	–	–	–	–	–	4	11	15
Net remeasurement (2)	(97)	131	164	198	(79)	90	83	94
Transfers (2)
– to 12-month ECL	104	(98)	(6)	–	76	(75)	(1)	–
– to lifetime ECL performing	(7)	21	(14)	–	(7)	10	(3)	–
– to lifetime ECL credit-impaired	–	(7)	7	–	–	(6)	6	–
Total provision for (reversal of) credit losses (3)	11	32	96	139	1	12	61	74
Write-offs	–	–	(9)	(9)	–	–	(15)	(15)
Recoveries	–	–	6	6	–	–	7	7
Interest income on impaired loans	–	–	(27)	(27)	–	–	(21)	(21)
Foreign exchange and other	(1)	–	(2)	(3)	–	(1)	2	1
Balance at end of period	$99	$158	$298	$555	$91	$153	$258	$502
Personal
Balance at beginning of period	$247	$546	$190	$983	$174	$709	$181	$1,064
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	30	(30)	(21)	(21)	23	(43)	(30)	(50)
Changes in model	(15)	97	–	82	–	–	–	–
Net remeasurement (2)	(429)	558	367	496	(398)	487	339	428
Transfers (2)
– to 12-month ECL	473	(467)	(6)	–	427	(426)	(1)	–
– to lifetime ECL performing	(54)	72	(18)	–	(52)	56	(4)	–
– to lifetime ECL credit-impaired	(3)	(53)	56	–	–	(72)	72	–
Total provision for (reversal of) credit losses (3)	2	177	378	557	–	2	376	378
Write-offs	–	–	(433)	(433)	–	–	(404)	(404)
Recoveries	–	–	60	60	–	–	47	47
Interest income on impaired loans	–	–	(6)	(6)	–	–	(5)	(5)
Foreign exchange and other	4	(3)	(5)	(4)	5	1	(2)	4
Balance at end of period	$253	$720	$184	$1,157	$179	$712	$193	$1,084
Credit card
Balance at beginning of period	$295	$660	$–	$955	$181	$591	$–	$772
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	28	(24)	–	4	17	(26)	–	(9)
Changes in model	(26)	32	–	6	–	–	–	–
Net remeasurement (2)	(583)	828	297	542	(260)	498	284	522
Transfers (2)
– to 12-month ECL	683	(683)	–	–	308	(308)	–	–
– to lifetime ECL performing	(58)	58	–	–	(53)	53	–	–
– to lifetime ECL credit-impaired	(2)	(245)	247	–	–	(160)	160	–
Total provision for (reversal of) credit losses (3)	42	(34)	544	552	12	57	444	513
Write-offs	–	–	(657)	(657)	–	–	(535)	(535)
Recoveries	–	–	113	113	–	–	91	91
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$337	$626	$–	$963	$193	$648	$–	$841
Business and government
Balance at beginning of period	$265	$1,061	$401	$1,727	$294	$864	$667	$1,825
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	35	(57)	(47)	(69)	14	(54)	(30)	(70)
Changes in model	85	(82)	–	3	12	29	–	41
Net remeasurement (2)	(44)	302	297	555	(107)	404	349	646
Transfers (2)
– to 12-month ECL	116	(112)	(4)	–	139	(129)	(10)	–
– to lifetime ECL performing	(31)	36	(5)	–	(31)	36	(5)	–
– to lifetime ECL credit-impaired	–	(131)	131	–	–	(158)	158	–
Total provision for (reversal of) credit losses (3)	161	(44)	372	489	27	128	462	617
Write-offs	–	–	(256)	(256)	–	–	(749)	(749)
Recoveries	–	–	30	30	–	–	67	67
Interest income on impaired loans	–	–	(69)	(69)	–	–	(64)	(64)
Foreign exchange and other	(4)	(4)	–	(8)	(10)	(1)	6	(5)
Balance at end of period	$422	$1,013	$478	$1,913	$311	$991	$389	$1,691
Total ECL allowance (4)	$1,111	$2,517	$960	$4,588	$774	$2,504	$840	$4,118
Comprises:
Loans	$992	$2,341	$952	$4,285	$684	$2,407	$829	$3,920
Undrawn credit facilities and other off-balance sheet exposures (5)	119	176	8	303	90	97	11	198
See previous pages for footnote references.

66	CIBC THIRD QUARTER 2025

Inputs, assumptions and model techniques
We continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in forecasting forward-looking information and estimating the impact that the macroeconomic environment, including the level and duration of tariffs between the U.S., Canada and other major trading partners, the impact that tariffs may have on economic growth and inflation in Canada and the U.S. and fiscal and monetary policies that may be enacted in response to tariffs, as well as geopolitical events, will have on the level of ECL allowance and period-over-period volatility of the provision for credit losses. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements, as discussed below, continued to be required. See Note 5 to our consolidated financial statements in our 2024 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at July 31, 2025	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real gross domestic product (GDP) year-over-year growth
Canada (2)	1.0%	1.9%	2.0%	2.5%	(1.2)%	1.1%
United States	1.9%	1.9%	3.2%	2.8%	(0.3)%	1.1%
Unemployment rate
Canada (2)	6.8%	6.3%	6.1%	5.7%	7.9%	7.0%
United States	4.5%	4.1%	3.7%	3.4%	5.0%	4.6%
Canadian Housing Price Index year-over-year growth (2)	0.4%	2.8%	4.7%	4.9%	(4.2)%	(0.4)%
Canadian household debt service ratio	14.5%	14.6%	14.1%	14.3%	15.7%	15.4%
West Texas Intermediate Oil Price (US$)	$69	$71	$73	$85	$55	$60

As at April 30, 2025
Real GDP year-over-year growth
Canada (2)	0.8%	2.0%	2.0%	2.7%	(0.3)%	1.1%
United States	1.7%	2.0%	3.2%	2.9%	0.6%	0.9%
Unemployment rate
Canada (2)	6.9%	6.2%	6.2%	5.5%	8.0%	7.0%
United States	4.5%	4.1%	3.8%	3.4%	4.9%	4.6%
Canadian Housing Price Index year-over-year growth (2)	1.5%	3.0%	4.7%	5.7%	(2.7)%	1.4%
Canadian household debt service ratio	14.6%	14.7%	14.1%	14.3%	15.2%	15.1%
West Texas Intermediate Oil Price (US$)	$73	$74	$82	$100	$60	$60

As at October 31, 2024
Real GDP year-over-year growth
Canada (2)	1.6%	2.3%	2.5%	2.7%	0.4%	1.4%
United States	2.0%	2.0%	3.0%	2.9%	0.7%	0.9%
Unemployment rate
Canada (2)	6.6%	5.9%	5.7%	5.2%	7.2%	6.8%
United States	4.5%	4.0%	3.7%	3.3%	5.1%	4.7%
Canadian Housing Price Index year-over-year growth (2)	2.6%	2.5%	7.1%	4.0%	(2.3)%	0.9%
Canadian household debt service ratio	14.8%	14.8%	14.4%	14.7%	15.3%	15.2%
West Texas Intermediate Oil Price (US$)	$78	$74	$88	$100	$60	$61
(1)	The remaining forecast period is generally four years.
(2)
National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations and uncertainties as at July 31, 2025, April 30, 2025, and October 31, 2024, respectively, and does not reflect changes in expectations that may have subsequently arisen. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons.
Our underlying base case projection as at July 31, 2025 is characterized by slow real GDP growth and elevated unemployment rates in Canada, and slightly stronger growth in the U.S. Compared to October 31, 2024, our base case projections for Canada and the U.S. as at July 31, 2025 reflect the negative impact from tariffs and trade uncertainty in the near term, and the partial easing of tariffs by 2026, but not to levels that existed prior to the announcements of the new U.S. administration. Our base case also assumes that interest rates will decline by the fall of 2025, but remain at higher than pre-pandemic levels.
Our downside case forecast assumes a recession in the near term and slower growth thereafter in Canada due to increasing economic uncertainty. Our downside case forecast as at July 31, 2025 is consistent with a more pronounced and longer lasting trade dispute between Canada and the U.S., including higher unemployment rates in Canada and lower business capital and consumer spending. The downside case forecast for the U.S. also assumes a recession in the near term and reflects slower recoveries thereafter to lower levels of sustained economic activity and persistently higher unemployment rates. The upside scenario continues to reflect a better economic environment than the base case forecast.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. To address the significant uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.

CIBC THIRD QUARTER 2025	67

If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $496 million lower than the recognized ECL as at July 31, 2025 (October 31, 2024: $246 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $1,021 million higher than the recognized ECL as at July 31, 2025 (October 31, 2024: $737 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.
The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on our risk management probability of default (PD) bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2024 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2025 Jul. 31					2024 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$171,858	$124	$–		$171,982	$160,515	$6,130	$–		$166,645
– Very low	85,698	1,005	–		86,703	81,198	5,926	–		87,124
– Low	11,133	2,720	–		13,853	10,329	3,638	–		13,967
– Medium	1,065	6,646	–		7,711	851	6,534	–		7,385
– High	6	1,496	–		1,502	7	1,561	–		1,568
– Default	–	–	1,034		1,034	–	–	790		790
– Not rated	2,753	186	211		3,150	2,757	232	204		3,193
Gross residential mortgages (3)(4)	272,513	12,177	1,245		285,935	255,657	24,021	994		280,672
ECL allowance	99	158	298		555	89	126	234		449
Net residential mortgages	272,414	12,019	947		285,380	255,568	23,895	760		280,223
Personal
– Exceptionally low	18,160	128	–		18,288	16,689	83	–		16,772
– Very low	10,582	277	–		10,859	9,685	12	–		9,697
– Low	6,561	2,107	–		8,668	10,498	1,374	–		11,872
– Medium	4,280	2,495	–		6,775	3,848	1,822	–		5,670
– High	747	886	–		1,633	465	1,102	–		1,567
– Default	–	–	249		249	–	–	260		260
– Not rated	722	30	35		787	782	29	32		843
Gross personal (4)	41,052	5,923	284		47,259	41,967	4,422	292		46,681
ECL allowance	230	664	184		1,078	221	531	190		942
Net personal	40,822	5,259	100		46,181	41,746	3,891	102		45,739
Credit card
– Exceptionally low	7,189	–	–		7,189	7,185	–	–		7,185
– Very low	457	–	–		457	502	–	–		502
– Low	6,781	390	–		7,171	6,800	4	–		6,804
– Medium	4,718	1,067	–		5,785	3,853	1,512	–		5,365
– High	4	537	–		541	2	522	–		524
– Default	–	–	–		–	–	–	–		–
– Not rated	172	6	–		178	165	6	–		171
Gross credit card	19,321	2,000	–		21,321	18,507	2,044	–		20,551
ECL allowance	307	555	–		862	279	623	–		902
Net credit card	19,014	1,445	–		20,459	18,228	1,421	–		19,649
Business and government
– Investment grade	114,274	747	–		115,021	101,809	722	–		102,531
– Non-investment grade	100,848	9,924	–		110,772	97,131	9,000	–		106,131
– Watchlist	49	3,577	–		3,626	25	3,745	–		3,770
– Default	–	–	1,752		1,752	–	–	1,628		1,628
– Not rated	231	12	–		243	230	15	–		245
Gross business and government (3)(5)	215,402	14,260	1,752		231,414	199,195	13,482	1,628		214,305
ECL allowance	356	964	470		1,790	211	1,021	392		1,624
Net business and government	215,046	13,296	1,282		229,624	198,984	12,461	1,236		212,681
Total net amount of loans	$547,296	$32,019	$2,329		$581,644	$514,526	$41,668	$2,098		$558,292
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $23 million (October 31, 2024: $19 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $40 million were recognized as at July 31, 2025 (October 31, 2024: $17 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at July 31, 2025 and October 31, 2024. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $6 million (October 31, 2024: $8 million) which were included in Other assets on our interim consolidated balance sheet.
(3)
Includes $5 million (October 31, 2024: $3 million) of residential mortgages and $459 million (October 31, 2024: $221 million) of business and government loans that are measured and designated at FVTPL.

(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	Includes customers’ liability under acceptances of $8 million (October 31, 2024: $6 million).

68	CIBC THIRD QUARTER 2025

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2025 Jul. 31				2024 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$173,343	$182	$–	$173,525	$164,577	$117	$–	$164,694
– Very low	14,431	480	–	14,911	15,112	4	–	15,116
– Low	14,949	1,768	–	16,717	14,988	984	–	15,972
– Medium	2,418	1,422	–	3,840	2,263	1,280	–	3,543
– High	507	423	–	930	325	539	–	864
– Default	–	–	46	46	–	–	43	43
– Not rated	602	8	–	610	565	9	–	574
Gross retail	206,250	4,283	46	210,579	197,830	2,933	43	200,806
ECL allowance	53	127	–	180	42	52	–	94
Net retail	206,197	4,156	46	210,399	197,788	2,881	43	200,712
Business and government
– Investment grade	174,625	655	–	175,280	156,560	571	–	157,131
– Non-investment grade	75,201	2,987	–	78,188	66,788	3,018	–	69,806
– Watch list	57	845	–	902	28	878	–	906
– Default	–	–	224	224	–	–	123	123
– Not rated	1,012	56	–	1,068	1,117	91	–	1,208
Gross business and government	250,895	4,543	224	255,662	224,493	4,558	123	229,174
ECL allowance	66	49	8	123	54	40	9	103
Net business and government	250,829	4,494	216	255,539	224,439	4,518	114	229,071
Total net undrawn credit facilities and other off-balance sheet exposures	$457,026	$8,650	$262	$465,938	$422,227	$7,399	$157	$429,783
Note 7. Deposits
(1)(2)

$ millions, as at							2025 Jul. 31	2024 Oct. 31
	Payable on demand	(3)	Payable after notice	(4)	Payable on a fixed date	(5)(6)	Total	Total
Personal	$14,933		$142,631		$98,571		$256,135	$252,894
Business and government (7)	105,432		118,524		224,905		448,861	435,499
Bank	17,357		338		9,366		27,061	20,009
Secured borrowings (8)	–		–		60,615		60,615	56,455
	$137,722		$261,493		$393,457		$792,672	$764,857
Comprises:
Held at amortized cost							$750,675	$725,849
Designated at fair value							41,997	39,008
							$792,672	$764,857
Total deposits include (9) :
Non-interest-bearing deposits
Canada							$88,037	$84,460
U.S.							12,670	12,927
Other international							5,954	5,691
Interest-bearing deposits
Canada							536,382	526,186
U.S.							109,383	101,141
Other international							40,246	34,452
							$792,672	$764,857
(1)
Includes deposits of $300.4 billion (October 31, 2024: $288.4 billion) denominated in U.S. dollars and deposits of $63.8 billion (October 31, 2024: $52.9 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $0.2 billion (October 31, 2024: $0.6 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $65.7 billion (October 31, 2024: $61.1 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)
Includes $17.2 billion (October 31, 2024: $15.5 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

CIBC THIRD QUARTER 2025	69

Note 8. Subordinated indebtedness
On January 31, 2025, we redeemed all US$38 million of our Floating Rate Subordinated Capital Debentures due 2084. On February 28, 2025, we redeemed all US$10 million of our Floating Rate Subordinated Capital Debentures due 2085.
On April 2, 2025, we issued $1.25 billion principal amount of 4.15% Debentures due April 2, 2035. The Debentures bear interest at a fixed rate of 4.15% per annum (paid semi-annually) until April 2, 2030, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 1.72%
per annum (paid quarterly) thereafter until maturity on April 2, 2035. The debentures qualify as Tier 2 capital.
On July 21, 2025, we redeemed all $1.0 billion of our 2.01% Debentures due July 21, 2030. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon. The debentures qualified as Tier 2 capital.
Note 9. Share capital
Common shares

	For the three months ended				For the nine months ended
$ millions, except number of shares		2025 Jul. 31	2024 Jul. 31			2025 Jul. 31	2024 Jul. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	934,230,189	$16,929	943,002,419	$16,813	942,294,598	$17,011	931,098,941	$16,082
Issuance pursuant to:
Equity-settled share-based compensation plans	786,626	46	204,180	12	2,191,152	132	897,057	49
Shareholder investment plan (1)	–	–	651,277	45	629	–	10,462,890	652
Employee share purchase plan (2)	–	–	688,578	46	–	–	2,146,385	136
	935,016,815	$16,975	944,546,454	$16,916	944,486,379	$17,143	944,605,273	$16,919
Purchase of common shares for cancellation	(5,500,000)	(100)	–	–	(15,000,000)	(272)	–	–
Treasury shares	(66,124)	(8)	43,463	3	(35,688)	(4)	(15,356)	–
Balance at end of period	929,450,691	$16,867	944,589,917	$16,919	929,450,691	$16,867	944,589,917	$16,919
(1)
Commencing with dividends paid on January 28, 2025 and for future dividends declared until further notice, common shares received by participants under the shareholder investment plan were purchased from the open market, a change from issuance from Treasury. For the share purchase option, this change became effective February 1, 2025.

(2)
Commencing October 11, 2024, employee contributions to our Canadian employee share purchase plan were used to acquire common shares in the open market. Previously, these shares were issued from Treasury.

Normal course issuer bid (NCIB)
On September 6, 2024, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid w ere
 completed on July 31, 2025 upon CIBC purchasing
20.0
million common shares for a total amount of $
1,757
million since the inception of this NCIB. During the quarter,
5.5
million common shares
were
 purchased and cancelled at a
n a
verage price of
$95.89
for a total amount of

$
528
million. For the nine months ended July 31, 2025, we purchased and cancelled
 15.0
million shares for a total amount of

$
1,338
million.
Preferred shares and other equity instruments
Issuance
Limited Recourse Capital Notes Series 5 (NVCC) (subordinated indebtedness) (LRCN Series 5 Notes)
On November 5, 2024, we issued USD$500 million principal amount of 6.950% LRCN Series 5 Notes. The LRCN Series 5 Notes mature on January 28, 2085, and bear interest at a fixed rate of 6.950% per annum (paid quarterly) until January 28, 2030. Starting on January 28, 2030, and every five years thereafter until January 28, 2080, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.833% per annum.
Concurrently with the issuance of the LRCN Series 5 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 59 (NVCC) (Series 59 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 59 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 5 Notes when due, the sole remedy of each LRCN Series 5 Note holder is limited to that holder’s proportionate share of the Series 59 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 5 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on January 28, 2030, at par.
Limited
Recourse Capital Notes Series 6 (NVCC) (subordinated indebtedness) (LRCN Series 6 Notes)
On March 24, 2025, we issued $450 million principal amount of 6.369% LRCN Series 6 Notes. The LRCN Series 6 Notes mature on April 28, 2085, and bear interest at a fixed rate of 6.369% per annum (paid semi-annually) until April 28, 2030. Starting on April 28, 2030, and every five years thereafter until April 28, 2080, the interest rate will be reset to be equal to the then current five-year Government of Canada yield plus 3.65% per annum.
Concurrently with the issuance of the LRCN Series 6 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 60 (NVCC) (Series 60 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 60 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 6 Notes when due, the sole remedy of each LRCN Series 6 Note holder is limited to that holder’s proportionate share of the Series 60 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 6 Notes, in whole or in part, every five years during the period from March 28 to and including April 28, commencing on March 28, 2030, at par.

70	CIBC THIRD QUARTER 2025

Non-cumulative Rate Reset Class A Preferred Shares Series 61 (NVCC) (Series 61 shares)
On March 24, 2025, we issued 150,000
Series 61 shares

with a par value of
$1,000.00
per share, for gross proceeds of
$150 million. For the initial five-year period to April 28, 2030, the Series 61 shares pay semi-annual cash dividends on the 28th day of April and October in each year, as declared, at a rate of 6.369%. The first dividend, if declared, will be payable on October 28, 2025. On April 28, 2030, and on April 28 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada yield plus 3.65%.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 61 shares at par during the period from
March
28, 2030 to and including April 28, 2030 and during the period from March 28 to and including April 28 every five years thereafter.
Limited Recourse Capital Notes Series 7 (NVCC) (subordinated indebtedness) (LRCN Series 7 Notes)
On July 14, 2025, we issued USD$
750
million principal amount of 7.000% LRCN Series 7 Notes. The LRCN Series 7 Notes mature on October 28, 2085, and bear interest at a fixed rate of 7.000% per annum (paid quarterly) until October 28, 2030. Starting on October 28, 2030, and every five years thereafter until October 28, 2080, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 3.000% per annum.
Concurrently with the issuance of the LRCN Series 7 Notes, we issued Non-
c
umulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 62 (NVCC) (Series 62 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 62 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 7 Notes when due, the sole remedy of each LRCN Series 7 Note holder is limited to that holder’s proportionate share of the Series 62 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 7 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on January 28, 2030, at par.
Redemption
On January 31, 2025, we redeemed all 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares), at a redemption price of $25.00 per Series 41 share, for a total redemption cost of $300 million.
On July 31, 2025, we redeemed all 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares), at a redemption price of $25.00 per Series 43 share, for a total redemption cost of $300 million.
Regulatory capital, leverage and total loss absorbing capacity (TLAC) ratios
Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at		2025 Jul. 31	2024 Oct. 31
Common Equity Tier 1 (CET1) capital		$46,616	$44,516
Tier 1 capital	A	53,303	49,481
Total capital		61,338	56,809
Total risk-weighted assets (RWA)	B	347,712	333,502
CET1 ratio		13.4%	13.3%
Tier 1 capital ratio		15.3%	14.8%
Total capital ratio		17.6%	17.0%
Leverage ratio exposure	C	$1,244,201	$1,155,432
Leverage ratio	A/C	4.3%	4.3%
TLAC available	D	$114,311	$101,062
TLAC ratio	D/B	32.9%	30.3%
TLAC leverage ratio	D/C	9.2%	8.7%
Our regulatory capital ratios are determined in accordance with the Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of 3.5%, which was increased from 3.0% effective November 1, 2023. This results in current targets, including all buffer requirements, for the CET1, Tier 1, and Total capital ratios of 11.5%, 13.0%, and 15.0%, respectively.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.5%, including a 0.5% D-SIB buffer.
Under the TLAC guideline, OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.5% as noted above), and a minimum TLAC leverage ratio of 7.25%.
These targets may be higher for certain institutions at OSFI’s discretion. During the quarter ended July 31, 2025, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.

CIBC THIRD QUARTER 2025	71

Note 10. Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

	For the three months ended						For the nine months ended
$ millions	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$56	$57	$47	$2	$1	$1	$170	$142	$4	$3
Net interest (income) expense	(17)	(20)	(16)	5	5	6	(57)	(47)	15	18
Interest expense on effect of asset ceiling	–	1	1	–	–	–	2	1	–	–
Plan administration costs	1	2	2	–	–	–	5	6	–	–
Net defined benefit plan expense recognized in net income	$40	$40	$34	$7	$6	$7	$120	$102	$19	$21
Defined contribution plan expense

	For the three months ended			For the nine months ended
$ millions	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
Defined contribution pension plans	$20	$23	$17	$63	$55
Government pension plans (1)	57	58	52	171	147
Total defined contribution plan expense	$77	$81	$69	$234	$202
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

	For the three months ended						For the nine months ended
$ millions	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31 (2)	2025 Jul. 31	2024 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligations	$68	$260	$(294)	$4	$8	$(15)	$162	$(726)	$5	$(38)
Net actuarial gains (losses) on plan assets	3	(334)	549	–	–	–	(132)	913	–	–
Changes in asset ceiling excluding interest income	–	–	(2)	–	–	–	1	(2)	–	–
Net remeasurement gains (losses) recognized in OCI	$71	$(74)	$253	$4	$8	$(15)	$31	$185	$5	$(38)
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

(2)	Includes the transfer of the accumulated actuarial losses of $5 million to retained earnings upon the settlement of a pension plan for one of our subsidiaries.
Note 11. Income taxes
The Canada Revenue Agency (CRA) has reassessed CIBC’s 2011–2020 taxation years for approximately
$1,918
million of income taxes related to the denial of deductions of certain dividends. Subsequent taxation years may also be similarly reassessed. CIBC filed a Notice of Appeal in respect of its 2011 taxation year to put the matter in litigation. CIBC is confident that its tax filing positions are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
Canada’s
Global Minimum Tax Act
(GMTA) applies a
15%
global minimum corporate tax on certain multinational enterprises, including CIBC. The impact of the GMTA to CIBC’s consolidated tax rate is within a
1%
range for the three and nine months ended July 31, 2025.

72	CIBC THIRD QUARTER 2025

Note 12. Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2025 Jul. 31	2025 Apr. 30	2024 Jul. 31	2025 Jul. 31	2024 Jul. 31
Basic earnings per share
Net income attributable to equity shareholders	$2,094	$1,998	$1,786	$6,255	$5,241
Less: Preferred share dividends and distributions on other equity instruments	82	78	63	248	191
Net income attributable to common shareholders	$2,012	$1,920	$1,723	$6,007	$5,050
Weighted-average common shares outstanding (thousands)	932,258	938,495	943,467	937,588	937,696
Basic earnings per share	$2.16	$2.05	$1.83	$6.41	$5.39
Diluted earnings per share
Net income attributable to common shareholders	$2,012	$1,920	$1,723	$6,007	$5,050
Weighted-average common shares outstanding (thousands)	932,258	938,495	943,467	937,588	937,696
Add: Stock options potentially exercisable (1) (thousands)	5,260	4,253	2,317	4,991	1,596
Weighted-average diluted common shares outstanding (thousands)	937,518	942,748	945,784	942,579	939,292
Diluted earnings per share	$2.15	$2.04	$1.82	$6.37	$5.38
(1)
Excludes average options outstanding of nil (April
30, 2025
: 2,422,512; July 31, 2024: 2,553,244) with a weighted-average exercise price of nil (April 30, 2025: $94.35; July 31, 2024: $70.05) for the quarter ended July 31, 2025, and average options outstanding of 2,150,302 (July 31, 2024: 2,553,244) with a weighted-average price of $94.35 (July 31, 2024: $70.05) for the nine months ended July 31, 2025, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 13. Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 21 to the consolidated financial statements included in our 2024 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters. Tax examinations and disputes are excluded. Income tax matters are addressed in Note 18 to the consolidated financial statements included in our 2024 Annual Report and Note 11 to our interim consolidated financial statements.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.7 billion as at July 31, 2025. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at July 31, 2025, consist of the significant legal matters disclosed in Note 21 to the consolidated financial statements included in our 2024 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
The following developments related to our significant legal proceedings occurred since the issuance of our 2024 annual consolidated financial statements:
•
Quantum Biopharma v. CIBC World Markets Inc., et al.:
In January 2025, CIBC World Markets Inc. filed motions to dismiss. In May 2025, Quantum Biopharma filed an amended complaint. The defendants filed motions to dismiss in June 2025.

•
Salko v. CIBC Investor Services Inc., CIBC World Markets Inc., et al.:
In January 2025, the Quebec Court of Appeal dismissed the plaintiff’s appeal of the certification decision. The class action continues to be certified against CIBC Investor Services Inc. and other defendants, but is dismissed against CIBC World Markets Inc.

•
Pope v. CIBC, CIBC Trust Corporation, and CIBC Asset Management Inc.:
In March 2025, the plaintiffs served an Amended Statement of Claim. The application for certification as a class action has been scheduled for January 2026.

•
Order Execution Only Class Actions
: In July 2025, settlement agreements were reached in the
Pozgaj
and
Woodard
actions, subject to court approval. Pursuant to the proposed settlements, CIBC will pay the plaintiffs in the
Pozgaj
action $26 million and pay the plaintiffs in the
Woodard
action $11 million. The settlement approval motion in
Pozgaj
is scheduled for November 2025.

CIBC THIRD QUARTER 2025	73

•
The Registered Retirement Savings Plan (RRSP) of J.T.G v. His Majesty The King
: In July 2025, the Federal Court of Appeal dismissed the RRSP’s appeal of assessments issued under Part I, allowed the RRSP’s appeal of the assessments under Part XI.1 and vacated the related assessments, and reinstated the assessments of Part I tax for the 2005 taxation year that were vacated by the Tax Court of Canada. The parties to the appeal have until September 29, 2025 to seek leave from the Supreme Court of Canada to appeal the decision.

•
Reale v. CIBC:
In June 2025, CIBC was served in Ontario with a proposed national class action. The action, which seeks $2 billion in damages on behalf of current and former employees alleges CIBC miscalculated various wages, including base salary, vacation pay, holiday pay and severance pay.

Other than the items described above, there are no significant developments in the matters identified in Note 21 to the consolidated financial statements included in our 2024 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2024 annual consolidated financial statements.
Note 14.  Interest income and
expense
The table below provides the consolidated interest income and expense by accounting category.

	For the three months ended						For the nine months ended
$ millions		2025 Jul. 31		2025 Apr. 30		2024 Jul. 31		2025 Jul. 31		2024 Jul. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$10,193	$7,399	$9,977	$7,403	$11,435	$9,351	$30,849	$23,072	$33,523	$27,263
Debt securities measured at FVOCI (1)	806	n/a	756	n/a	976	n/a	2,424	n/a	2,748	n/a
Other (3)	1,090	642	1,126	668	1,036	564	3,394	1,958	2,683	1,629
Total	$12,089	$8,041	$11,859	$8,071	$13,447	$9,915	$36,667	$25,030	$38,954	$28,892
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.
Note 15. Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels, to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as an online brokerage platform to retail customers and asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating personal and small business banking services in six U.S. markets.
Capital Markets provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
External reporting changes were made in the first quarter of 2025, which affected the results of our SBUs. See the shaded section in “MD&A – External reporting changes” for additional details.

74	CIBC THIRD QUARTER 2025

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2025	Net interest income	$2,459	$751	$548	$176	$114	$4,048
Jul. 31	Non-interest income (1)	602	972	242	1,330	60	3,206
	Total revenue	3,061	1,723	790	1,506	174	7,254
	Provision for credit losses	444	21	17	76	1	559
	Amortization and impairment (2)	58	1	23	–	205	287
	Other non-interest expenses	1,459	878	427	721	204	3,689
	Income (loss) before income taxes	1,100	823	323	709	(236)	2,719
	Income taxes	288	225	69	169	(128)	623
	Net income (loss)	$812	$598	$254	$540	$(108)	$2,096
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$2	$2
	Equity shareholders	812	598	254	540	(110)	2,094
	Average assets (3)(4)	$340,683	$105,275	$63,669	$381,214	$212,606	$1,103,447
2025	Net interest income	$2,272	$707	$536	$171	$102	$3,788
Apr. 30	Non-interest income (1)	587	933	233	1,374	107	3,234
	Total revenue	2,859	1,640	769	1,545	209	7,022
	Provision for credit losses	389	54	123	34	5	605
	Amortization and impairment (2)	57	–	25	–	199	281
	Other non-interest expenses	1,421	833	416	719	149	3,538
	Income (loss) before income taxes	992	753	205	792	(144)	2,598
	Income taxes	258	204	32	226	(129)	591
	Net income (loss)	$734	$549	$173	$566	$(15)	$2,007
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$9	$9
	Equity shareholders	734	549	173	566	(24)	1,998
	Average assets (3)(4)	$337,350	$102,709	$65,820	$370,517	$219,610	$1,096,006
2024	Net interest income (6)	$2,183	$585	$477	$(85)	$372	$3,532
Jul. 31 (5)	Non-interest income (1)	592	938	254	1,177	111	3,072
	Total revenue (6)	2,775	1,523	731	1,092	483	6,604
	Provision for credit losses	342	42	47	41	11	483
	Amortization and impairment (2)	58	1	25	2	231	317
	Other non-interest expenses	1,414	792	395	649	115	3,365
	Income before income taxes	961	688	264	400	126	2,439
	Income taxes (6)	268	187	48	111	30	644
	Net income	$693	$501	$216	$289	$96	$1,795
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$–	$9	$9
	Equity shareholders	693	501	216	289	87	1,786
	Average assets (3)(4)	$333,970	$96,170	$61,793	$321,784	$198,295	$1,012,012

$ millions, for the nine months ended
2025	Net interest income	$7,057	$2,176	$1,646	$417	$341	$11,637
Jul. 31	Non-interest income (1)	1,786	2,890	760	4,208	276	9,920
	Total revenue	8,843	5,066	2,406	4,625	617	21,557
	Provision for credit losses	1,261	114	208	131	23	1,737
	Amortization and impairment (2)	173	2	71	1	607	854
	Other non-interest expenses	4,282	2,563	1,290	2,144	540	10,819
	Income (loss) before income taxes	3,127	2,387	837	2,349	(553)	8,147
	Income taxes	816	649	154	624	(370)	1,873
	Net income (loss)	$2,311	$1,738	$683	$1,725	$(183)	$6,274
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$19	$19
	Equity shareholders	2,311	1,738	683	1,725	(202)	6,255
	Average assets (3)(4)	$338,754	$102,750	$64,654	$375,881	$216,566	$1,098,605
2024	Net interest income (6)	$6,353	$1,556	$1,400	$269	$484	$10,062
Jul. 31 (5)	Non-interest income (1)	1,747	2,860	687	3,376	257	8,927
	Total revenue (6)	8,100	4,416	2,087	3,645	741	18,989
	Provision for credit losses	953	99	477	53	–	1,582
	Amortization and impairment (2)	174	2	73	6	626	881
	Other non-interest expenses	4,069	2,241	1,230	1,821	406	9,767
	Income (loss) before income taxes	2,904	2,074	307	1,765	(291)	6,759
	Income taxes (6)	791	562	7	482	(355)	1,487
	Net income	$2,113	$1,512	$300	$1,283	$64	$5,272
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$–	$31	$31
	Equity shareholders	2,113	1,512	300	1,283	33	5,241
	Average assets (3)(4)	$332,894	$94,686	$60,454	$309,523	$197,263	$994,820
(1)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(2)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	Certain prior period information has been restated for the external reporting changes noted above.
(6)
Capital Markets net interest income and income taxes includes a reversal of a taxable equivalent basis (TEB) adjustment of $123 million for the three months ended July 31, 2024 and a TEB adjustment of $16 million for the nine months ended July 31, 2024 with equivalent offsets in Corporate and Other. TEB adjustment offset is no longer applied since the third quarter of 2024 upon the enactment of Bill C-59 in June 2024, which eliminated the dividend received deduction for
Canadian
banks.

CIBC THIRD QUARTER 2025	75

TO REACH US:
Corporate Secretary
: Shareholders may e-mail:
corporate
.secretary@cibc.com
Investor Relations
: Financial analysts, portfolio managers and other investors requiring financial information may call 416-813-3743, or e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs
: Financial, business and trade media may e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking
: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations
: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call
: CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 28, 2025 at 7:30 a.m. (ET). The call will be available in English
(416-340-2217,
or
toll-free
1-800-806-5484,
passcode 1073773#) and French
(514-392-1587,
or
toll-free
1-800-898-3989,
passcode 5601311#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) September 11, 2025. To access the replay in English, call
905-694-9451
or
1-800-408-3053,
passcode 7808652#. To access the replay in French, call
514-861-2272
or
1-800-408-3053,
passcode 4825374#.
Audio Webcast
: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 28, 2025 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting
: CIBC’s next Annual Meeting of Shareholders will be held on April 16, 2026.
Regulatory Capital
: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in Debt
: Information on CIBC’s bail-in debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information; Bail-in Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: shareholderinquiries@tmx.com.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at 416-682-3860, toll-free at 1-800-258-0499, or by e-mail at shareholderinquiries@tmx.com.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

May 1/25	$87.19

Jun. 2/25	$92.80

Jul. 2/25	$97.02

Jul. 28/25		$101.09

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com